Form 20-F
period 2025-09-30
Zenta Group Co Ltd
filed 2026-01-20
CIK 2011458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number:001-42826

ZENTA GROUP COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of principal executive offices)

Ng Wai Ian

Telephone: +853 2840 0625
Chief Executive Officer and Chairman of the Board

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.001 per share	ZGM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, there were 11,583,839 ordinary shares, par value US$0.001 per share issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	The “Company,” “we,” “us,” “our”, “ZGCL”, and “Zenta Cayman” are to Zenta Group Company Limited, a Cayman Islands entity. References to the “Group” refer to ZGCL and its subsidiaries.

●	“Class A Ordinary Shares” are to Class A Ordinary Shares of Zenta Group Company Limited, par value $0.001 per share.

●	“Class B Ordinary Shares” are to Class B Ordinary Shares of Zenta Group Company Limited, par value $0.001 per share.

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time.

●	“Controlling Shareholder” are to Ng Wai Ian.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“IPO” are to an initial public offering of securities.

●	“Lason Investment”, “LIC”, and “LICCL” are to Lason Investment Consulting Company Limited, our Macau operating subsidiary.

●	“Lason Management”, “LMS”, and “LMSL” are to Lason Management Service Limited, our Macau operating subsidiary.

●	“Lapis Financial Technology”, LFT”, and “LFTL” are to Lapis Financial Technology Limited, our Macau operating subsidiary.

●	“MOP” is to the legal currency of Macau. “HKD” or “HK$” are to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

●	“Macau” are to Macau Special Administrative Region of the People’s Republic of China (MSAR).

●	“Ordinary Shares” refer to the Class A Ordinary Shares and Class B Ordinary Shares of Zenta Group Company Limited, collectively;

●	“PCAOB” are to the U.S. Public Company Accounting Oversight Board.

●	“PR” are to the public relations industry.

●	“PRC”, “China” or “Mainland China” are to the People’s Republic of China.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“Zenta Macau”, “ZGM”, and “ZGCL Macau” are to Zenta Group Company Limited, our holding company subsidiary in Macau.

ZGCL is a holding company registered and incorporated in the Cayman Islands with operations conducted in Macau through its operating subsidiaries in Macau, Zenta Macau, Lason Investment, Lason Management and Lapis Financial Technology. The reporting currency of Zenta Macau, Lason Investment, Lason Management and Lapis Financial Technology are in USD. This annual report contains translations of MOP into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from MOP to U.S. dollars and from U.S. dollars to MOP in this annual report are calculated at an average rate of MOP8.0283 to USD1.00, MOP8.0462 to USD1.00 and MOP8.0673 to USD1.00 for FY2025, FY2024 and FY2023, respectively. We make no representation that any MOP or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or MOP, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statement by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information — D. Risk Factors.”

You should refer to “Item 3. Key Information — D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Company Structure

Zenta Group Company Limited is a holding company registered and incorporated in the Cayman Islands on March 20, 2023. The chart below illustrates our corporate structure as of the date of this annual report.

Notes:

“Zenta Macau” is to Zenta Group Company Limited, our holding company subsidiary in Macau.

“Lason Investment” is to Lason Investment Consulting Company Limited, our Macau operating subsidiary.

“Lason Management” is to Lason Management Service Limited, our Macau operating subsidiary.

“Lapis Financial Technology” is to Lapis Financial Technology Limited, our Macau operating subsidiary.

1. Other Shareholders: None of the Other Shareholders are Principal Shareholders of the Company.

2. Ng Wai Ian is our Director, Chairman and Chief Executive Officer. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

3. Sou Weng Seng is our Director and Chief Operating Officer. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

4. On June 24, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consultant (the “Consultant”), pursuant to which the Consultant will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 4% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consultant. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 4.60% of the issued share capital of Zenta Group Company Limited to the Consultant. On July 2, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consulting company (the “Consulting Company”), pursuant to which the Consulting Company will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 1% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consulting Company. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 1.15% of the issued share capital of Zenta Group Company Limited to the Consulting Company. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

Transfers of Cash to and from Our Subsidiaries

ZGCL is a holding company registered and incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries in Macau for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. Cash is transferred through our organization in the following manner: (i) funds are transferred to ZGM, our operating subsidiary in Macau, from ZGCL as needed in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by ZGM to ZGCL.

During the years ended September 30, 2023, there was no cash transferred between ZGCL and its subsidiaries. During the year ended September 30, 2024, ZGCL transferred HKD 150,000 to ZGM through bank account transfer for the purpose of intra-group cash management. During the year ended September 30, 2025, ZGM transferred USD 1,650,000 to ZGCL through bank account transfer for the purpose of intra-group cash management. Since there are currently no limitations on the ability of ZGCL to transfer cash to or from ZGM or to investors under Macau Law, ZGCL has not established cash management policies that dictate how funds are transferred.

Current Macau regulations permit our subsidiaries to pay dividends or make other distributions to us. According to Macau law, no tax is payable in Macau in respect of dividends paid by us. However, to the extent that cash and/or assets are in Macau or a Macau entity, not excluded the PRC government may takes interventions in or the imposition of restrictions and limitations on the ability of ZGCL, Zenta Macau, Lason Investment, Lason Management or Lapis Financial Technology to transfer cash and/or assets in the future subject to legal requirements. In this situation, it may not be available to fund operations or for other uses outside of Macau Any limitation on the ability of our Macau subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Recent Regulatory Developments in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Draft Administrative Measures for the Filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Filing Measures”), both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Archives Rules”), for public comment, of which the official version came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. There is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation of the Revised Review Measures.

It remains unclear whether a Macau company that collects personal information from PRC individuals shall be subject to the Revised Review Measures. Based on the opinion of Beijing Dacheng Law Offices, LLP, our PRC counsel, that based on their understanding of the current PRC laws we do not currently expect the Revised Review Measures to have a material adverse impact on our business, our operations or this offering as we do not believe that ZGM, LIC, LMS and LFT would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of more than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) ZGM, LIC, LMS and LFT are organized and operating in Macau and it remains unclear whether the Revised Review Measures shall be applicable to Macau companies; (ii) ZGM, LIC, LMS and LFT operate without any subsidiary or VIE structure in Mainland China; (iii) as of the date of this annual report, ZGM, LIC, LMS and LFT have in aggregate collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this annual report, ZGM, LIC, LMS and LFT have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. Following the adoption of the Revised Review Measures into law and if ZGM, LIC, LMS and LFT are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of more than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

Nevertheless, since these regulatory actions and statements are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange.

See “Item 3. Key Information — 3.D. Risk Factors — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Permission Required from Macau and Chinese Authorities

We have been advised by Redinha Varela Ng Lawyers, our Macau counsel, that based on their understanding of the current Macau laws, as of the date of this prospectus, the Company and its subsidiaries Zenta Group Company Limited, Lason Investment Consulting Company Limited, Lason Management Service Limited and Lapis Financial Technology Limited are not required to obtain any permissions or approvals from Macau authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, all of our Macau subsidiaries (including ZGM, LICCL, LMSL and LFTL) have received all requisite permissions or approvals from the Macau authorities to operate their businesses in Macau, including but not limited to their business registration certificates. To the best of our knowledge, no permissions or approvals to operate have been denied by any relevant authorities. However, we have been advised by Redinha Varela Ng Lawyers that uncertainties still exist, due to the possibility that laws, regulations, or policies in Macau could change rapidly in the future.

Based on the opinion of Beijing Dacheng Law Offices, LLP, our PRC counsel, that based on their understanding of the current PRC laws, since the Company has no subsidiary in the mainland China and the Company and its subsidiaries currently have no material operations in the mainland China, and as of the date of this annual report, the Company and its subsidiaries are not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) the Company operates in Macau and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that ZGCL and its subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or obtain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Macau and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

In the event that we become subject to PRC laws or to the jurisdiction of Chinese authorities, we may incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, or no longer be permitted to continue our current business operations.

Recent PCAOB Developments

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. The HFCAA provided that if our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCAA, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Macau, respectively, and identified the registered public accounting firms in mainland China and Macau that were subject to such determinations. The auditor of the Company, WSJ and Partners, were not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Macau. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Macau and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in Jurisdictions We Operate — Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.”

Implications of Being a Controlled Company

We are a “controlled company” as defined under the Nasdaq Stock Market Rules as of the date of this annual report. Ng Wai Ian, our controlling shareholder (“Controlling Shareholder”) beneficially owns aggregate 52.34% of our total issued and outstanding Class A and B Ordinary Shares, representing 78.88% of the total voting power.

As a result, Ng Wai Ian will have the ability to control the outcome of certain matters submitted to shareholders for approval through his controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Item 3. Key Information — 3.D. Risk Factors — Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” for further details.

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares.

Risks Related to Doing Business in Macau, China

●	All our operations are in Macau. However, due to the long arm provisions under the current PRC laws and regulations and the fact that changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may be implemented quickly with little advance notice, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Macau, China and other markets where the majority of our clients reside.

●	A downturn in the Macau, China or global economy, or a change in economic and political policies of China could materially and adversely affect our business and financial condition.

●	If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend any allegations which could harm our business operations, our initial public offering and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

●	There are political risks associated with conducting business in Macau.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security.

●	We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations relating to anti-monopoly.

Risks Related to Our Business and Industry

●	We rely on our key management and professional staff, the loss of whom may affect our operations.

●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

●	Our historical financial and operating results are not a guarantee of our future performance.

●	Our business revenues are subject to customer concentration risk and risks associated with dependence on related parties.

●	Supplier concentration may expose us to significant performance risk.

●	If we fail to keep our fintech services technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.

●	We may not be able to protect our intellectual property rights.

●	We may fail to protect our fintech services products from cyber-attacks, which may adversely affect our reputation, customer base and business.

●	If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.

●	We may be subject to litigation, arbitration or other legal proceeding risk.

●	If we fail to keep clients’ information confidential or if we handle information improperly or make misstatements of such information, our business and reputation could be materially and adversely affected.

●	We are subject to various risks due to potential violation of obligations and standards applicable to us.

●	We may be unable to successfully implement our future business plans.

●	Our internal control system may become ineffective or inadequate.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

●	The revenue from our consultation business is non-recurring in nature and our profitability is highly unpredictable.

●	Since we do not have long-term exclusive service agreements with our existing clients in respect of our consultation services, it is difficult to predict our future results of operations.

●	If we fail to attract and retain qualified employees to manage their client relationships, our business could suffer.

●	The financial condition of our clients may deteriorate and their fee settlement to us may be slow, which may adversely affect our cash flows, working capital, financial condition and results of operations.

●	We face risks associated with pressure on the level of our service fees.

●	Our subsidiaries’ failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrade in the business investment consultation or industrial park consultation industry may have an adverse effect on our subsidiaries’ business and our operating results.

●	Property development projects in industrial parks may not complete on time, or at all, which will adversely affect our industrial park consultation business.

●	We may be unable to identify or help our clients acquire desired development sites at commercially reasonable costs.

●	Our industrial park consultation business faces political and regulatory risks.

●	Economic volatility and market uncertainty may impact demand for industrial properties, potentially affecting our revenue streams and profitability.

●	The risks associated with the enforcement of civil liabilities in Macau.

Risks Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation by Macau or PRC Government on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Our Ordinary Shares

●	There has been no public market for our Ordinary Shares prior to our initial public offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

●	Our Ordinary Shares may trade under $5 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

●	If we fail to meet applicable continued listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our ordinary shares to decline.

●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

●	We do not intend to pay dividends for the near future.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

●	Investors may have difficulty enforcing judgments against us, our directors and management.

●	Macau’s arrangement for the reciprocal enforcement of judgments with the U.S.

●	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

●	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Risks Related to Doing Business in Macau, China

Our operations are currently all based in Macau, a Special Administrative Region of China. Although Macau has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Macau government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Therefore, the legal and operational risks that apply to operating in China also apply to our operations in Macau.

All our operations are in Macau. However, due to the long arm provisions under the current PRC laws and regulations and the fact that changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may be implemented quickly with little advance notice, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

ZGCL is a holding company registered and incorporated in the Cayman Islands, and we conduct our operations through our operating subsidiaries in Macau, ZGM, LIC, LMS and LFT. Our operations are located in Macau and some our clients may be PRC companies. As at the date of this annual report, we are not affected by recent statements by the Chinese government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Macau. The PRC government may choose to exercise additional oversight and discretion over Macau, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are by their very nature uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	increase our operating costs;

●	require significant management time and attention;

●	result in negative publicity; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities markets, enhancing supervision over China-based companies listed overseas using a VIE structure (which we do not use and which we have no current intention to use), adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The Chinese government may intervene in or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in material change in our operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our ability to conduct our business could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment, of which the official version came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. There is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation of the Revised Review Measures.

It remains unclear whether a Macau company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have a material adverse impact on our business, our operations or our initial public offering as we do not believe that ZGM, LIC, LMS and LFT would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of more than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) ZGM, LIC, LMS and LFT are organized and operating in Macau and the Revised Review Measures remains unclear whether it shall be applied to Macau companies; (ii) ZGM, LIC, LMS and LFT operate without any subsidiary or VIE structure in Mainland China; (iii) as of date of this annual report, ZGM, LIC, LMS and LFT have collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this annual report, ZGM, LIC, LMS and LFT have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. Following adoption of the Revised Review Measures into law and if ZGM, LIC, LMS and LFT are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of more than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Redinha Varela Ng Lawyers, our Macau counsel, that based on their understanding of the current Macau laws, as of the date of this annual report, the Company and its subsidiaries ZGM, LIC, LMS and LFT are not required to obtain any permissions or approvals from Macau authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this annual report, all of our Macau subsidiaries (including ZGM, LICCL, LMSL and LFTL) have received all requisite permissions or approvals from the Macau authorities to operate their businesses in Macau, including but not limited to their business registration certificates. However, we have been advised by Redinha Varela Ng Lawyers that uncertainties still exist, due to the possibility that laws, regulations, or policies in Macau could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the mainland China, the Management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and (ii) the Company operates in Macau and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that ZGCL, ZGM, LIC, LMS and LFT are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and ZGCL, ZGM, LIC, LMS and LFT are required to obtain such permissions or approvals, (ii) ZGCL, ZGM, LIC, LMS and LFT inadvertently conclude that relevant permissions or approvals were not required or (iii) ZGCL, ZGM, LIC, LMS and LFT did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Macau and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Although the audit report included in this annual report is prepared by PCAOB registered auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our auditor, WSJ and Partners, is a firm headquartered in Malaysia and is subject to inspections by the PCAOB, and we have no operations in Mainland China. However, if there is significant change to current political arrangements between Mainland China and Macau, companies operated in Macau like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by non-U.S. laws, in particular those in Mainland China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to completely inspect or investigate the audit work performed by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Macau, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Macau Determination, respectively. Our previous auditor, WWC, P.C., was headquartered in San Mateo, California, and our current auditor, WSJ and Partners, is headquartered in Kuala Lumpur, Malaysia, and neither auditors appeared as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Macau. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Macau and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Macau, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares likely would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Macau, China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of goods and products which could affect customers’ investment decisions, which in turn can affect the spending habits of our clients. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on consumer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

A downturn in the Macau, China or global economy, or a change in economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Macau and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Macau and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese or Macau economy may affect potential clients’ confidence in financial markets as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend any allegations which could harm our business operations, our initial public offering and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China and Macau have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business or our initial public offering. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Macau.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Macau is a special administrative region of the PRC and the basic policies of the PRC regarding Macau are reflected in the Basic Law, which provides Macau with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Macau in the future. Since our operations are based in Macau, any changes to such political arrangements may pose immediate threat to the stability of the economy in Macau, thereby directly and adversely affecting our results of operations and financial positions.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in HKD. Any significant fluctuations in the exchange rates between HKD and U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from our initial public offering into HKD for our operations, fluctuations in the exchange rates between HKD against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security.

Processing of data security by our subsidiaries in Macau is mainly subject to compliance with the Personal Data Protection Law (Law no. 8/2005) as mentioned in this annual report. We are subject to Macau laws and regulations (including the Personal Data Protection Law) that are generally applicable to our Macau subsidiaries.

Our majority-owned indirect operating subsidiaries, ZGM, LICCL, LMSL and LFTL as the Macau registered entities, are subject to Macau laws generally applicable to Macau entities. We believe our Macau subsidiaries are compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data security.

The direct customers of our Macau subsidiaries mainly consist of private companies and individual investors. They operate in various industries, including real estate development, financial services, supply chain management, biomedicine, consulting, law, and software development. Due to the limited scale of our operations solely via ZGM, LICCL, LMSL and LFTL in Macau, we do not believe laws and regulations relating to data security in Macau currently have any impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange.

However, according to the Personal Data Protection Law (Law no. 8/2005), the authorization of the Office for Personal Data Protection, or GPDP, is required for: (1) the processing of personal sensitive data; (2) the processing of personal data relating to credit and the (3) the combination of personal data; (4) the use of personal data for purposes not giving rise to their collection. To the best of our knowledge, our subsidiaries in Macau are not processing personal data that requires such authorization from GPDP. However, if our subsidiaries in Macau in the future start to process personal data that requires such authorization but fail to obtain it, it cannot be ruled out that it will have an impact on the company’s business.

We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations relating to anti-monopoly.

The regulations on unfair competition and anti-monopoly are primarily regulated by the Macau Commercial Code.

The provisions of unfair competition apply to business owners and all persons participating in market activities, regardless of whether they are engaged in business in the same industry. Generally speaking, all competitive behaviors that objectively show violations of economic activity norms and good faith practices constitute acts of unfair competition. In addition, if the acts mentioned in the “Unfair Competition” chapter of the “Macau Commercial Code” are carried out to compete in the market, it is still regarded as conduct of unfair competition.

Our majority-owned indirect operating subsidiaries, ZGM, LICCL, LMSL and LFTL as the Macau registered entities, are subject to Macau laws generally applicable to Macau entities. We believe our Macau subsidiaries are compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to anti-monopoly.

To the best of our knowledge, our subsidiaries in Macau did not violate relevant regulations, we do not believe laws and regulations relating to anti-monopoly in Macau currently have any impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange.

However, according to the “Unfair Competition” chapter of the “Macau Commercial Code”, if the court considers the conduct that occurred as indicative of unfair competition, the offender will be ordered to immediately cease the activity and to eliminate the consequences by necessary steps. This is true regardless of whether the offender acted intentionally or negligently, the victim shall be compensated if they incurred losses as a result of the conduct. However, if our subsidiaries in Macau in the future violate the relevant regulation, it cannot be ruled out that it will have an impact on the company’s business.

Risks Relating to Our Business and Industry

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has an experienced and competent management team that is responsible for directing and managing our daily operations, overseeing our financial condition and performance, and formulating our business strategies. Leveraging on their experience and networks in the industry, we have been successfully expanding our client base and our sources of deals and new projects. However, we cannot assure you that we can retain the services of our key management and find suitable replacements if any of them terminates his or her engagement with us, given the intense competition for experienced and competent personnel in the industry.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various Macau governmental authorities including, but not limited to, Macau Commerce and Movable Property Registry, Macau Financial Services Bureau, Macau Labour Affairs Bureau and the Social Security Fund. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as Macau Commercial Code, Macau’s Complementary Tax provisions, the Consumption Tax Regulation, the Labor Relations Law and the Law on Employment of Non-Resident Workers, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses are subject to various and complex laws and regulations, extensive government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or noncompliance with such laws and regulations.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities in Macau, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

Our business revenues are subject to customer concentration risk and risks associated with dependence on related parties.

As our revenues mainly come from consultation projects and fintech projects, our customer base is not large. For the financial years ended 2025 and 2024, the revenues from our top 5 customers were 98.4% and 95.8% of our total revenues, respectively. As of September 30, 2025, two of the clients, Jiangxi Zongjia Haotian Technology Company Ltd. (“Zongjia”) and Jiangxi Muhe Business Services Co., Ltd. (“Muhe”), for our fintech services business, accounted for a total of 70.0% of our revenues. Two of the top 5 customers for financial year 2023 are controlled by a same shareholder. Therefore, we are subject to customer concentration risk and should we be unable to increase our customer base, we will be exposed to significant operational and financial risks if these customers fail or decrease their business with us.

Historically we have relied significantly on related party transactions, and a decline in provision of services to related parties may adversely impact our revenue in the event we do not generate revenue from unrelated third parties. For the years ended September 30, 2024 and 2025, revenues generated from services to related parties accounted for 3.3% and 1.6% of our total revenues, respectively. For the year ended September 30, 2025, we generated revenues from a related party, namely Ione Group Company Limited, which accounted for 1.6% of our total revenue. For the year ended September 30, 2024, we generated revenues from a related party, namely Ione Group Company Limited, which accounted for 3.3% of our total revenue. For the year ended September 30, 2023, we generated revenues from two related parties, namely Ione Group Company Limited and Bay Area Macau Industrial Investment Company Limited (a company under significant influence of Chan Kong Pan, Chief Strategy Officer of the Company), which accounted for 7.8% and 7.4% of our total revenue, respectively.

While our dependence on related parties decreased in 2025, there can be no assurance that such dependence will not increase, potentially significantly, in the future. Although these transactions are conducted on terms that we believe are comparable to those that would be available from unrelated third parties, our revenue concentration in related parties could expose us to significant operational and financial risks if these parties fail or decrease their business with us. Furthermore, our inability to replace these revenues with those from unrelated third parties could adversely impact our financial performance.

Supplier concentration may expose us to significant performance risk.

Currently, our fintech business consists of selling fintech products we purchased from supplier and acting as an intermediary distributor of fintech products offered by our supplier. As part of our strategy, we plan to develop proprietary fintech solutions and platforms aiming at banking and financial industries, potentially integrated with AI, through our subsidiary LFT and based on our existing resource network. In the future, we plan to acquire fintech solution companies and/or expand our fintech services business by recruiting technical staff with relevant experience in fintech development.

In the case of acting as an intermediary distributor, we rely on the supply of fintech services provided by our key third-party supplier. We do not pay any fees to our supplier, and receive commission based on successful engagements with clients. As we continue to grow our business, we may need to establish a more diverse supplier network.

In the case of our Acquired Fintech Products, we have entered into a service contract with the supplier whereby maintenance services of the Acquired Fintech Products will be outsourced to the supplier.

For the year ended September 30, 2025, our fintech business accounted for 96.4% of our revenue. The failure to diversify our supplier network or to develop proprietary fintech solutions or platforms could have an adverse effect on our results of operations, financial condition and cash flows. Furthermore, despite our efforts to maintain good relationships with our existing supplier, we could lose our existing suppliers at any time. While we believe that our fintech services and products can be supplied or maintained by alternative suppliers, the loss of our key supplier could negatively affect our profitability. Any interruptions to our supply of fintech services could materially disrupt our fintech business operations and adversely affect our business, financial condition and financial prospects.

If we fail to keep our fintech services technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.

Our fintech services technology is critical to our business operations. In order to remain competitive, our fintech services technology is under continuous development and upgrade pressure. If we fail to keep our fintech services technology updated as needed or as fast as our competitors or in a cost-effective manner, we may lose our competitiveness against our competitors. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, copyright, patent, trade secret and fair business practice laws in and outside of China to protect our proprietary technology, intellectual property rights and brand. We have not registered some of the names, logos and source codes of our fintech services technology as trademarks, copyright and patent, which may adversely affect our reputation, business, financial condition and results of operations, if others register the same or similar terms as their own trademarks, copyright and patent. Although we have been preparing to submit trademark, copyright and patent applications, there is no guarantee that our applications will be approved by the relevant authorities. Although we have adopted internal policies and have entered into confidentiality with certain of our employees and/or relevant third parties and also rigorously control access to proprietary fintech services technology, it is possible that third parties may copy or otherwise obtain and use our proprietary fintech services technology without our authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

We may also have to rely on litigations to enforce our intellectual property rights, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity, and may also have to attend litigation initiated against us. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could adversely affect our business. In addition, we may have to enter into royalty or licensing agreements where there can be no assurance that such licenses would be available on reasonable terms, if at all, and the settlement of these claims could have a material adverse effect on our business, financial condition and operating results.

We may fail to protect our fintech services products from cyber-attacks, which may adversely affect our reputation, customer base and business.

Our fintech products are used by our customers to process their data, however, we do not have any access to the Customer’s data. Despite our efforts to safeguard the information of our customers, system malfunctions, employee errors, misconducts or other factors may still occur, which may lead to Internet security emergency. Our fintech services products are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in the operations of our fintech services products. Also see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.” We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.

Our fintech products are used by our customers to process their data, however, we do not have any access to the Customer’s data. By virtue of third-party channels, our customers utilize our fintech services products to serve their own customers. Consequently, any leak or abuse of customer data by our third party channels may be perceived by the customers as a result of our failure to protect the customer data and privacy. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

If we fail to keep clients’ information confidential or if we handle information improperly or make misstatements of such information, our business and reputation could be materially and adversely affected.

We manage private and confidential information and documentation relating to our clients’ finances and transactions, often prior to public dissemination. The use of insider or price sensitive information is highly regulated in Macau and overseas, and any violation of the relevant securities laws and regulations may result in civil and criminal penalties. There is no assurance that we can completely eliminate the risk of any misstatement or leakage of confidential information and customer data. If we fail to keep clients’ proprietary information and documentation confidential, or if we handle the information improperly or make misstatements of such information, our reputation may be adversely affected or even lost. At the same time, we may expose our clients to a significant loss of revenue as a result of any premature release or misstatements of confidential information. As such, we may also become subject to civil claims by our clients or other third parties or investigations by relevant authorities.

We are subject to various risks due to potential violation of obligations and standards applicable to us.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Macau and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether any claim would develop into a lawsuit. Litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We may be unable to successfully implement our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

The Group has devoted resources into developing its fintech business since the second half of 2023, and signed a fintech services contract with our first customer, CAI, in January 2024. Currently, our fintech business consists of acting as an intermediary distributor of fintech products offered by our supplier, and selling fintech products we purchased from supplier. By September 30, 2025, our subsidiary, LFT has entered into business agreements with four clients to provide on-going fintech services to the client through supplying fintech products offered by our supplier and those we purchased from supplier in August, 2024. The fintech products we acquired make use of internal data and external big data to analyze customer credit risk and customer consumption behaviors for marketing purpose. LFT has employed two additional technical staff since June, 2024 to enlarge its technical team with the aim to maintain the fintech products purchased and develop its own products and services in the future. We cannot assure you that our objectives in relation to development of our fintech business will be accomplished fully or generate the intended benefits to us as initially contemplated. If our fintech business fails to develop successfully or generate the intended benefits to us, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial, regulatory and technological environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Macau, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Macau. Consequently, we are highly susceptible to factors such as these that may adversely affect Macau. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Macau, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Macau’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Macau economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The business of our Group is highly related to Macau, and is therefore heavily dependent on Macau’s economy. Economic conditions in Macau are sensitive to global economic conditions. If there is any significant decline in Macau’s economy and we are unable to generate business in other geographic locations, our revenue, profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. Any factors that lead to prolonged weakness or increased volatility in Macau’s capital market in the future, such as reoccurrence of economic crises, natural disasters, wars or political upheavals, may diminish investors’ interest in Macau’s markets and thus our clients may be less willing to make investments, resulting in a decline in our revenue and a material adverse effect on our business, results of operations, financial condition and prospects.

The property markets in both mainland China and Macau were under pressure in 2024. According to the China National Bureau of Statistics in 2024, the total investment in real estate development nationwide was RMB 10,028 billion (US$1,383 billion), a decrease of 10.6% compared to the previous year. Among this, investment in residential housing was RMB 7,604 billion (US$1,049 billion), down by 10.5%; investment in office buildings was RMB 416 billion (US$57 billion), a decline of 9.0%; and investment in commercial business premises reached RMB 649.9 billion (US$90 billion), reflecting a decrease of 13.9%. According to Statistics and Census Service of Macau, the average unit price per square meter of residential units was MOP 84,838 (US$10,605), a decrease of 9% compared to 2023. The property markets in mainland China and Macau were under pressure: investments in the developments of office buildings and commercial business premises in 2024 dropped 9.0% and 13.9% YoY in mainland China, respectively. And, the average prices per square meter for office spaces and industrial units in 2024 decreased by 21.7% and 16.9% in Macau, respectively, according to the Statistics and Census Service of Macau. The market situation caused material impact to the demand of our industrial park consultation services. As a result, for the year ended September 30, 2025, we finished only 1 industrial park consultation projects. It is probable that the market uncertainty may exist for some time ahead and cause material impact to our revenue from industrial park consultation services.

In addition, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect the Macau capital markets and our operations, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The revenue from our consultation business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our business investment consultation services and industrial park consultation services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our contracts are typically negotiated on a project-by-project basis with our clients, the revenue generated from our business investment consultation services and industrial park consultation services may fluctuate from time to time and often does not recur. The number of projects undertaken by us, the revenue generated from each client and the total revenue derived from our projects are affected by numerous factors such as market conditions, the terms of each engagement, project duration and the complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance.

While historically we have been able to retain our clients, there is no assurance that the clients which have previously sought our services will continue to retain us for future business. We have also been able to attract new clients historically and we believe the loss of any particular client or clients would not have a material impact on our results of operations. However, client acquisition and retention are subject to uncertainties such as market competition, economic conditions, regulatory changes, reputation risk, etc, which are beyond our control. There can be no assurance that our current client acquisition strategy will continue to work or that we can maintain balance between recurring and new clients. In the event that we fail to maintain such balance, our business and financial condition may be adversely affected.

For the years ended September 30, 2024 and 2025, our revenues from the provision of business investment consulting services were project-based services. However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. For the years ended September 30, 2023, we finished 8 projects in industrial park consultation services. The property markets in mainland China and Macau were under pressure: investments in the developments of office buildings and commercial business premises in 2024 dropped 9.0% and 13.9% YoY in mainland China, respectively, according to the China National Bureau of Statistics in 2024. And, the average prices per square meter for office spaces and industrial units in 2024 decreased by 21.7% and 16.9% in Macau, respectively, according to the Statistics and Census Service of Macau. The market situation caused material impact to the demand of our industrial park consultation services. As a result, for the year ended September 30, 2025, we finished only 1 industrial park consultation projects. It is probable that the market uncertainty may exist for some time ahead and cause material impact to our revenue from industrial park consultation services.

In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

Since we do not have long-term exclusive service agreements with our existing clients in respect of our consultation services, it is difficult to predict our future results of operations.

Our service agreements with our clients are entered into on a project basis, and not through long term exclusive agreements. Therefore, we cannot assure you that a client will engage us for further services once a project has been completed, or that a client will not reduce the scope of, or terminate, the existing projects. Since we do not have long-term non-exclusive service agreements with our existing business investment consulting clients, our client service agreements may be terminated from time to time due to various reasons beyond our control, making it difficult to predict our future results of operations.

If we fail to attract and retain qualified employees to manage their client relationships, our business could suffer.

Our employees who manage client relationships are responsible for maintaining relationships with our subsidiaries’ clients, such as serving as these clients’ day-today contacts and carrying out a substantial portion of the client services our subsidiaries deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As our subsidiaries further grow their business and expand into new cities and regions, our subsidiaries have an increasing demand for high quality employees, mainly client relationship managers, who are capable of delivering satisfactory client services. Our subsidiaries have been actively recruiting and will continue to recruit qualified client relationship managers to join them. However, there is no assurance that our subsidiaries can recruit and retain sufficient client relationship managers who meet their high quality requirements to support our subsidiaries’ further growth. Even if our subsidiaries could recruit sufficient client relationship managers, our subsidiaries may have to incur disproportional training and administrative expenses in order to prepare their local recruits for such client’s job. If our subsidiaries are unable to attract and retain highly productive client relationship managers, our subsidiaries’ business could be materially and adversely affected. Competition for relationship managers may also force our subsidiaries to increase the compensation of their client relationship managers, which would increase operating costs and reduce our profitability.

The financial condition of our clients may deteriorate and their fee settlement to us may be slow, which may adversely affect our cash flows, working capital, financial condition and results of operations.

A decline in the financial condition of our clients would hinder our ability to collect payments from our clients, and would also result in a decrease in demand for our services in the future. A lack of liquidity in the capital markets, or a sustained period of unfavorable general economic conditions or conditions affecting the operations or industries of our clients may increase our exposure to credit risks and result in increases in our allowance for doubtful receivables. These factors may also materially and adversely affect our cash flows, working capital, financial condition and results of operations.

We are also subject to the risk of payment deferral by our clients as part of our business operations. We cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that they will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our financial condition and results of operations will be adversely affected.

We face risks associated with pressure on the level of our service fees.

Since the determination of service fees is primarily based on demand for our services, cost of services, and the service fees charged by our competitors for the same or similar services, we cannot assure you that we will be able to maintain the level of the service fees that we currently charge. In the event that the demand for our services decreases, or the level of the service fees decreases in the future due to existing or new competition or any other factors beyond our control, we may have to reduce the current level of fees charged for our services, which may materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries’ failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrade in the business investment consultation or industrial park consultation industry may have an adverse effect on our subsidiaries’ business and our operating results.

Both the business investment consultation industry and the industrial park consultation industry are increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our subsidiaries’ ability to continue to anticipate the evolving needs of our clients, product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that our subsidiaries may not successfully identify service opportunities in our subsidiaries’ business investment consultation services operation or introduce these opportunities in a timely and cost-effective manner. In addition, service and product opportunities that our subsidiaries’ competitors develop or introduce may render our subsidiaries’ services and products noncompetitive. As a result, we can give no assurances that service upgrades and product innovation that may affect our subsidiaries’ industry in the future will not have a material adverse effect on our subsidiaries’ business and our results of operations.

Property development projects in industrial parks may not complete on time, or at all, which will adversely affect our industrial park consultation business.

The progress and costs for development projects in industrial parks can be adversely affected by many factors, including:

●	delays in obtaining necessary licenses, permits, or approvals from government agencies or authorities;

●	shortages of materials, equipment, contractors, and skilled labor;

●	disputes with our contractors;

●	failures by our contractors to comply with our designs, specifications, or standards;

●	difficult geological situations or other geotechnical issues;

●	onsite labor disputes or work accidents;

●	epidemics or pandemics, such as the COVID-19 pandemic; and

●	natural catastrophes or adverse weather conditions.

These factors are not within our control and if the property development projects in industrial parks fail to complete on time or at all, our revenue from consulting fees may be adversely affected since we may not be able to continue to provide post-development consultation services. Also, if we are associated with unsuccessful or delayed projects, potential clients may hesitate to engage our services in the future. Negative publicity due to project failures could harm our brand image and credibility.

We may be unable to identify or help our clients acquire desired development sites at commercially reasonable costs.

The policies of the PRC and Macau government, including those related to land supply and urban planning, may affect our ability to identify or help our clients acquire land use rights for our projects. As part of our pre-development consultation service, we assist our clients in negotiating with local government departments, obtaining the best land conditions for clients, and facilitating the signing of agreements between the government and the project company. However, the availability of desirable land parcels for industrial park development can fluctuate based on market conditions. Rapid urbanization, zoning changes, and competing land uses may limit the pool of available sites. Clients often have specific location preferences based on factors such as proximity to transportation hubs, labor markets, and supply chains. Identifying sites that meet these criteria while remaining cost-effective can be complex. Failure to find optimal sites may lead to client dissatisfaction as clients would expect value for their investment. This would affect our reputation and our ability to maintain recurring clients, and eventually adversely affect our business performance and financial condition.

Our industrial park consultation business faces political and regulatory risks.

We help our clients navigate the pre-development process, including applying for necessary permits and engaging in discussion with relevant government authorities. Changes in government policies, regulations, or leadership can directly affect industrial park development. New administrations may alter priorities, tax incentives, or land-use rules. The resulting uncertainty can lead to delays, project reevaluation, or even cancellation. Obtaining land for industrial parks involves navigating complex legal and regulatory processes. Zoning changes or disputes with landowners can disrupt plans. Delays in land acquisition can hinder project timelines and increase costs. If projects are delayed, canceled, or face regulatory hurdles, our clients may become dissatisfied, as they expect timely and successful outcomes from our consultation services. Dissatisfied clients may terminate contracts, seek alternative consultants, or leave negative reviews, which will adversely affect our reputation and future business opportunities.

Economic volatility and market uncertainty may impact demand for industrial properties, potentially affecting our revenue streams and profitability.

For our post-development investment services, we assist industrial park owners in finding tenants or buyers that meet their requirements, acting as intermediaries between owners and buyers. For rental properties, we charge approximately one month’s rent as a service fee. For properties for sale, we charge around 2% of the property sales revenue as a service fee. Therefore, our success relies on the demand for industrial properties, which can be influenced by macroeconomic factors, market trends, and geopolitical events. Economic downturns, changes in industrial production, or shifts in consumer preferences could lead to decreased demand for industrial spaces, affecting the company’s ability to attract suitable tenants or buyers. Additionally, fluctuations in interest rates, inflation, or currency exchange rates may impact investment decisions, potentially reducing the number of viable prospects for the company’s services. Moreover, unforeseen events such as natural disasters, global pandemics, or regulatory changes could disrupt business operations, further exacerbating our revenue potential. As such, we may face challenges in maintaining consistent revenue streams and profitability, particularly during periods of economic uncertainty or market volatility.

The risks associated with the enforcement of civil liabilities in Macau.

In principle, the recognition and enforcement of foreign judgments are provided for under the Macau Civil Procedure Law. Macau courts may recognize and enforce foreign judgments in accordance with the requirements set forth in the Macau Civil Procedure Law, unless there is a special arrangement in place, such as the Agreement on Reciprocal Confirmation and Enforcement of Judgments in Civil and Commercial Matters between Mainland China and the Macau Special Administrative Region of 2006. For the Macau courts to recognize and enforce foreign judgments, the following requirements must generally be met:

●	There must be no doubts about the authenticity of the document containing the decision or about the intelligibility of the decision.

●	The decision must have become final and unappealable according to the law of the place where it was rendered.

●	It must come from a court whose jurisdiction has not been provoked in fraud of the law and does not deal with matters of exclusive jurisdiction of the courts of Macau.

●	The exception of lis pendens or res judicata cannot be invoked on the basis of the matter affecting the Macau court, unless it was the Macau court outside Macau that prevented the jurisdiction.

●	The defendant must have been regularly summoned for the action, under the terms of the law of the place of the court of origin, and the principles of the adversarial system and the equality of the parties must have been observed.

●	The decision cannot contain a ruling whose confirmation would lead to a result that is manifestly incompatible with public order.

Macau has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, if the above requirements are met, a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be recognized and enforced in Macau by bringing an action in a Macau court.

Therefore, under Macau law, foreign judgments can be recognized and enforced under statute under the Macau Civil Procedure Law. However, there is still uncertainty as to whether the judgment of United States courts can be recognized and enforced in Macau, this is because it does not exclude the possibility that the Macau court may deem the judgment of United States courts not to meet the above requirements and refuse to recognize and enforce it.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation by Macau or PRC Government on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

ZGCL is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Current Macau regulations permit our subsidiaries to pay dividends or make other distributions to us. According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, or domiciliation. However, taxpayers may be eligible for particular deductions and allowances. Any dividends received by either individuals or corporate shareholders are considered as income and thus are subject to complementary tax as stated above. Non-residents and companies not incorporated in Macau that do not conduct business activities in Macau, are normally not registered with the Macau Financial Services Bureau as taxpayers, and therefore are not required to submit their income tax returns in Macau. However, the Macau taxation authorities may challenge the accuracy of income statements and may calculate the amounts due based on prior results or estimations. In such event, appeals are available for unsatisfied parties. According to Macau law, no tax is payable in Macau in respect of dividends paid by us. According to current PRC law, PRC national laws relating to cash or assets transfer do not apply in Macau. However, while there are currently no such restrictions on the ability of ZGCL, ZGM to transfer cash and/or assets, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Macau, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Macau, and to the extent our cash and/or assets in the business is in Macau or a Macau entity, such funds or assets may not be available to fund operations or for other use outside of Macau due to interventions in or the imposition of restrictions and limitations on the ability of ZGCL, ZGM to transfer funds or assets by the PRC government. Any limitation on the ability of our Macau subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to our initial public offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to our initial public offering, there has not been a public market for our Ordinary Shares. Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “ZGM”. If an active trading market for the Ordinary Shares does not develop after our initial public offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. We cannot assure you that an active trading market for the Ordinary Shares will develop or that the market price of the Ordinary Shares will not decline below the initial public offering price.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Ordinary Shares may trade under $5 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our Ordinary Shares may trade below $5 per share. As a result, our Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

If we fail to meet applicable continued listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities when they are listed on Nasdaq, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities on a case by case basis. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our ordinary shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause their market price to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, if any existing shareholder or shareholders sell a substantial amount of our Ordinary Shares, this, in turn, could have a material adverse effect on their price.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders, our Controlling Shareholder, hold an aggregate of 63.62% or more of our Shares. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through his controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our management has broad discretion to determine how to use the funds raised in our initial public offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

Immediately following the completion of our initial public offering, we received net offering proceeds of approximately $6.9 million from our initial public offering and the underwriter’ exercise of over-allotment option, after deducting underwriting discounts and the estimated offering expenses payable by us. Our management have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of our initial public offering, we are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We do not intend to pay dividends for the near future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the near future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us and possibly with our industry as well, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the Cayman Islands and all of our directors and officers reside outside the United States in Macau. Moreover, all of these persons do not have significant assets in the United States. As a result, it may be difficult to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or Macau could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the Cayman Islands courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

There is also uncertainty as to whether the courts of Macau would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Macau against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

Macau’s arrangement for the reciprocal enforcement of judgments with the U.S.

Redinha Varela Ng Lawyers, our counsel as to Macau law, have advised us the recognition and enforcement of foreign judgments are provided for under the Macau Civil Procedure Law. Macau courts may recognize and enforce foreign judgments in accordance with the requirements set forth in the Macau Civil Procedure Law, unless there is a special arrangement in place, such as the Agreement on Reciprocal Confirmation and Enforcement of Judgments in Civil and Commercial Matters between Mainland China and the Macau Special Administrative Region of 2006. For the Macau courts to recognize and enforce foreign judgments, the following requirements must generally be met:

●	There must be no doubts about the authenticity of the document containing the decision or about the intelligibility of the decision.

●	The decision must have become final and unappealable according to the law of the place where it was rendered.

●	It must come from a court whose jurisdiction has not been provoked in fraud of the law and does not deal with matters of exclusive jurisdiction of the courts of Macau.

●	The exception of lis pendens or res judicata cannot be invoked on the basis of the matter affecting the Macau court, unless it was the Macau court outside Macau that prevented the jurisdiction.

●	The defendant must have been regularly summoned for the action, under the terms of the law of the place of the court of origin, and the principles of the adversarial system and the equality of the parties must have been observed.

●	The decision cannot contain a ruling whose confirmation would lead to a result that is manifestly incompatible with public order.

Macau has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, if the above requirements are met, a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be recognized and enforced in Macau by bringing an action in a Macau court.

Therefore, under Macau law, foreign judgments can be recognized and enforced under statute under the Macau Civil Procedure Law. However, there is still uncertainty as to whether the judgment of United States courts can be recognized and enforced in Macau, this is because it does not exclude the possibility that the Macau court may deem the judgment of United States courts not to meet the above requirements and refuse to recognize and enforce it.

For more information, please see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership — Enforceability of Civil Liabilities – Macau”.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Upon the closing of our initial public offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon consummation of our initial public offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchase our Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Corporate History

Zenta Group Company Limited is a holding company registered and incorporated in the Cayman Islands on March 20, 2023.

Subsidiary Name	Background	Ownership

Zenta Group Company Limited (“Zenta Macau”, “ZGM”, and “ZGCL Macau”)	— A Macau company — Formed on September 12, 2019 — Holding Company subsidiary	100% owned by ZGCL

Lason Investment Consulting Company Limited (“Lason Investment”, “LIC”, and “LICCL”)	— A Macau company — Formed on November 12, 2019 — Provision of industrial park consultation services	100% owned by Zenta Macau
Lason Management Service Limited (“Lason Management”, “LMS”, and “LMSL”)	— A Macau company — Formed on March 24, 2022 — Project investment and management	100% owned by Zenta Macau
Lason Management Service Limited (“Lason Management”, “LMS”, and “LMSL”)	— A Macau company — Formed on June 15, 2023 — Provision of fintech services	100% owned by Zenta Macau

On September 12, 2019, Zenta Macau was incorporated under the laws of Macau to engage in project investment and planning, industrial development research, engineering construction, project management, and property management services. The shareholders were Ione Group Company Limited (90%) and Ng Wai Ian (10%) at the time of its establishment. On June 20, 2023, Ione Group Company Limited (90%) and Ng Wai Ian (10%) transferred the shares they held to ZGCL, as a result, Zenta Macau became a wholly owned subsidiary of ZGCL.

On November 12, 2019, Lason Investment (formerly known as Wanqu Tong Commercial Services Limited) was incorporated under the laws of Macau to engage in business planning, management and consulting services, market development research, and project management. The shareholders were Zenta Macau (90%) and Ng Wai Ian (10%) at the time of its establishment. Subsequently, Zenta Macau (90%) and Ng Wai Ian (10%) transferred the shares they held to Leung Lai Hong (62%) and Chan Kong Pan (38%) on August 29, 2022. On February 15, 2023, Leung Lai Hong (62%) and Chan Kong Pan (38%) transferred the shares they held back to Zenta Macau, and, at the same time, the company name was changed to Lason Investment Consulting Company Limited and the business objects were changed to business management consulting, equity consulting, market research and investigation, external investment with own funds. On March 31, 2023, Lason Investment changed its the business objects to business management consulting, equity consulting, investment consulting, financial consulting, market research and investigation, and external investment with own funds. Lason Investment is wholly owned by Zenta Macau.

On March 24, 2022, Lason Management (formerly known as Zhirui Industry Investment Co., Ltd.) was incorporated under the laws of Macau to engage in industrial investment and operation, project investment and management, investment planning and consulting services, business consulting services, and trading business. The shareholders were Leung Lai Hong (60%) and Choi Kin Fong (40%) at the time of its establishment. In May 15, 2023, Leung Lai Hong (60%) and Choi Kin Fong (40%) transferred the shares they held to Zenta Macau, and, at the same time, the company name was changed to Lason Management Service Limited and the business objects were changed to investment development, management services and operation services for the company’s own industrial parks, incubators, accelerators and other industries; management services and operation services for its own investment projects. Lason Management is wholly owned by Zenta Macau.

On June 15, 2023, Lapis Financial Technology was incorporated under the laws of Macau to engage in fintech R&D and technical support, consulting services, computer system integration, digital technology, information system infrastructure, and database services. The shareholders were Zenta Macau (68%) and Guo Jianrun (32%) at the time of its establishment. On July 25, 2023, Guo Jianrun (32%) transferred the shares he held to Zenta Macau. Lapis Financial Technology is wholly owned by Zenta Macau.

Our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “ZGM” on September 9, 2025. On September 10, 2025, the Company closed its initial public offering (the “IPO”) of 1,500,000 ordinary shares at a public offering price of $4.00 per ordinary share. On October 8, 2025, the underwriters for the IPO exercised their over-allotment option to purchase an additional 225,000 ordinary shares at a public offering price of $4.00 per ordinary share. The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, were $6.9 million.

On December 19, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting (the “EGM”) of the Company (i) increase the authorised share capital from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each (the “Authorised Share Capital Increase”); and subject to and immediately following the Authorised Share Capital Increase, re-designate and re-classify its authorised share capital from US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,000,000,000 Class A Ordinary Shares of par value US$0.001 each and 20,000,000 Class B Ordinary Shares of par value US$0.001 each as follows (the “Share Capital Reorganisation”): a) re-designate and reclassify all the authorised and issued Ordinary Shares in the authorised share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate), each conferring the holder thereof one (1) vote per Class A Ordinary Share; b) re-designate all the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate into 6,367,680 Class B Ordinary Shares, each conferring the holder thereof 50 votes per Class B Ordinary Share; and c) re-designate and reclassify the remaining 994,558,841 authorised but unissued Ordinary Shares in the Company into 994,558,841 Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 13,632,320 Ordinary Shares into 13,632,320 Class B Ordinary Shares on a one for one basis; (ii) subject to the Share Capital Reorganisation taking effect, adopted the second amended and restated memorandum and articles of association of the Company to reflect the changes of the authorized share capital and the rights of Class B Ordinary Shares; and (iii) subject to the Share Capital Reorganisation taking effect, approved that conditional upon the approval of the board of directors of the Company in its sole discretion, every issued and unissued shares of the Company (collectively, the “Shares”) shall, with effect from such date within five calendar years after the conclusion of the Meeting as the Board may determine, be consolidated at a ratio within a range of two Shares into one (1) share to 20 Shares into one (1) share, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association. As of the date of this annual report, the Company has an aggregate of 5,441,159 Class A Ordinary Shares with one vote each and 6,367,680 Class B Ordinary Shares with 50 votes each, $0.001 par value per share issued and outstanding.

Corporate Information

Our principal executive office is located at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M. Our telephone number is (853) 28400625. Our registered office in the Cayman Islands is located at the office of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website is located at https://zenta.com.mo. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

4.B.	Business Overview

We are a professional services provider in Macau that engages in the provision of industrial park consultation services, business investment consultation services to clients through LIC, and sales of fintech products and services through LFT, our key operating subsidiaries in Macau. In the future, we plan to continue strengthening our industrial park and business investment consultation services, while at the same time increasing our focus and resources for our fintech products and services.

Our current industrial park consultation services are focused on the pre-development stage. Building on our experiences in consulting for clients from the Greater Bay Area of China, we assist our customers in the preparation and submission of applications relating to industrial park projects to PRC government units, and negotiate with relevant government units or supervising organizations on the client’s behalf. In the near future, we also intend to begin operations on post-development stage services through our subsidiary, LMS, subject to timing of industrial park projects in our project chain.

Meanwhile, our business investment consultation services, offered through LIC, mainly focus on assisting clients to acquire stakes in specific investments, and it’s normally in the form of equity ownership. We engaged third-party seasoned professionals to advise us in transaction structure, and provide legal and compliance support to navigate regulatory landscapes in case of need, in order to perform our registration services in a prudent manner. So far, our business investment consultation services are related to stakes in technology firm, PE management firm and industrial park project firm. Normally, investment stake opportunities in industrial park project firm is identified from our own industrial park consultation projects, investment stake opportunities in technology firm and PE management firm are identified from other sources.

For the year ended September 30, 2023, industrial park consultation services and business investment consultation services were the main sources of revenue for the Group, and we finished 8 projects in industrial park consultation services and 4 projects in business investment consultation services. The property markets in mainland China and Macau were under pressure: investments in the developments of office buildings and commercial business premises in 2024 dropped 9.0% and 13.9% YoY in mainland China, respectively, according to the China National Bureau of Statistics in 2024. And, the average prices per square meter for office spaces and industrial units in 2024 decreased by 21.7% and 16.9% in Macau, respectively, according to the Statistics and Census Service of Macau. The market situation caused material impact to the demand of our industrial park consultation services. As a result, for the year ended September 30, 2024, we finished 4 projects in business investment consultation services but no industrial park consultation projects. For the year ended September 30, 2025, as we further skewed resources to develop our fintech service business, we only finished 1 project in industrial park consultation services.

In the second half of 2023, we entered into the business of fintech services (banking and finance), and signed a fintech services contract with our first customer, CAI, in January 2024. We devoted resources, as planned, on the development of fintech business through our subsidiary, LFT, with the aim to grow the fintech business into a major revenue source for the Group. From January 2024 to August 5, 2024, our fintech business consists of acting as an intermediary distributor of products offered by our supplier. We did not pay any fees to our supplier, and received commission based on successful engagements with clients. We typically entered into distribution agreements with our supplier, and engage the client directly. We then issued invoices to the client, and received a portion of the end payment from the client as commission, while the remaining portion was provided to the supplier for their fees. On August 5, 2024, we acquired ownership of a fintech platform product from our supplier, Guo Yan. The fintech platform focuses on analyzing customer credit risk and customer consumption behaviors. Currently, our fintech business include selling the Acquired Fintech Products, and we intend to continue acting as an intermediary distributor for other fintech products offered by our supplier, Guo Yan, as well as other future potential suppliers. For the year ended September 30, 2025, our fintech business grew strongly and accounted for 96.4% of our revenue.

Our Services

Industrial Park Consultation Services

Through LIC, we offer consultation services which involves preparing comprehensive project proposals to primarily Macau based clients looking to invest into industrial park sites in the PRC.

Industrial park consultation services refer to the one-stop solutions for multinational corporations and family offices on the services related to industrial park buildings/ commercial and office buildings. Industrial park consultation services include: (i) Project Development Consultation Service, (ii) Agency Service of Sales and Leasing, (iii) Property Management and Financial Advisory Service, (iv) Advisory on Operation Improvement Service, (v) Advisory on Selection of Suppliers/Builders Process Service, and (vi) Feasibility Study Report Service (for compliance with Investment Acquisition Reference)

The PRC has deployed industrial parks across the country to facilitate and encourage business development in various sectors. An industrial development plan for a park covers a park’s positioning, industrial chains, industry segmentation, as well as industry deployment and development strategies, with the aim to ensure competitiveness, longevity, stability and sustainability. Target clients of our industrial park consultation services mainly consist of developers of industrial parks in Hong Kong, Macau, and overseas, as well as technology innovation companies and individual investors.

Based on the development and operation cycle of industrial parks, industrial park consultation services can be separated into three steps.

(i) Pre-development Consultation Services: we currently target industrial park developers, technology innovation companies, and individual investors interested in establishing a presence in the Greater Bay Area;

(ii) Post-development Investment Services: we plan to mainly cater to industrial park developers and individual investors who already have established industrial parks; and

(iii) Post-development Operation Services: we plan to mainly cater to industrial park owners with established industrial parks.

Generally, we charge clients fixed fees for our consultation services. For projects related to our industrial park consultation projects, we book project research fees in our financial statements.

As the overall progress of industrial park projects takes time, until September 30, 2025, pre-development consultation services has been our most significant source of revenue in the industrial park business sector. For the years ended September 30, 2025 and 2024, our total revenue from Industrial Park Consultation were US$64,148 and nil, through the operation of LIC. These revenues are booked as Project Research Fees in our financial statements.

Until September 30, 2025, we have not yet to begin operations on Post-development Investment Services and Post-development Operation Services. We intend to begin operation on these services in the near future, subject to timing of industrial park projects in our project chain.

(i) Pre-Development Consultation Services

As our significant source of revenue for the year ended September 30, 2023, through LIC, we assist clients who intend to establish industrial parks within the Greater Bay Area by providing pre-development consultation services. These services include project planning, project design, project application to local governments, negotiations with local government departments, obtaining the best land conditions for clients, and facilitating the signing of agreements between the government and the project company.

Our revenue from this service mainly includes fixed upfront service fees and intermediary service fees related to project company’s equity, which are charged over two instances: (i) After providing project planning reports and feasibility reports (or equivalent documents); and (ii) after assisting clients in signing land agreements with the government, we provide intermediary services for project company’s equity.

Business Process

Finding clients: Lason Investment secures its client base, which consists of growth stage companies as well as family offices through networking by the management team as well as referrals provided by the Group’s shareholders. Through our operation history in the industrial park industry in the Greater Bay Area, we have established cooperative relationships with multiple private large-scale industrial park developers and maintained relations with local governments. Therefore, we have accumulated a reserve of private and state-owned industrial park clients with investment demand. Through understanding the client targets and requirements, Lason Investment is able to advise on suitable geographical locations, as well as provide insights into development and operations of the intended industrial park.

Communication with clients: Following engagement, our team collaborate with the client on potential sites typically based in the PRC, based on the client’s preferences and latest industry knowledge possessed by the team. For clients with smaller operations, our team can also refer existing or upcoming projects from other clients for possible investment collaboration or joint venture.

Reaching out to local authorities: As part of our preparation of the consultation proposal, we may assist the client reaching out to local authorities in the PRC through our contracted legal team, in order to notify the relevant authorities of the client’s intention for the industrial park project, as well as to begin the application process.

Reaching out to potential investors: During the process, we may also assist the client reaching out to potential investors looking to invest into upcoming industrial parks. Confirmation of such investors allows the client to forecast the investment value of their upcoming projects, as well as gaging the market demand.

Finalizing Proposal: Once local authorities approve the client’s application, which may follow an approval process lasting several months, we finalize our proposal which may include the confirmed site, projection of local demand including investors who confirm to invest into the site, as well as confirmation of approval from the local authorities.

Salient Terms of Pre-Development Consultation Service Agreements

●	Main Service Agreements: Our main service agreements are divided into:

i) Project Consultation Services: We provide clients with application documents for industrial park projects, including but not limited to project proposals and feasibility reports (or equivalent documents).

ii) Project Company’s Equity Intermediary Services: We facilitate the signing of equity subscription agreements between the project company and the client, allowing the client to purchase a certain proportion of equity in the industrial park project company.

●	Validity period: Our project consultation service agreements are generally valid for a period not exceeding one year, and the equity intermediary service is generally valid for one or two years.

●	Payment terms: Our contracts specify the terms of our service fees, including payment schedules. We accept payment by check or wire transfer to settle our invoices. Our contracts typically state that we bear the expenses incurred during the provision of services. The credit term we offer to clients is generally 30 days.

●	Default clause: If the client breaches the relevant transaction, we usually require the client to compensate us, unless such losses, damages, or claims are caused by our fraud, negligence, or intentional default.

●	Termination: Our contracts typically grant us and the client the right to terminate the contract by written notice to the other party in the event of default, for example, once a breach event occurs, the non-breaching party has the right to terminate the contract.

We intend to begin operations on step (ii) – Post-development Investment Services, and step (iii)- Post-development Operation Services through our subsidiary, LMS, in the near future, subject to timing of industrial park projects in our project chain.

(ii) Post-Development Investment Services

Through LMS, we intend to provide investment attraction services through outsourcing, including investment track research and judgment, project information promotion, project inspection team organization, government and enterprise visits and matchmaking, project identification and verification, investment material design, and investment attraction training. Leveraging our professional investment attraction capabilities, we plan to focus on key industries in cooperation areas, offering comprehensive investment attraction and capital introduction services covering project planning, identification, negotiation, signing, and implementation. This will potentially become an important source of revenue for us in the industrial park business sector in the short term. We plan to assist industrial park owners in finding tenants or buyers that meet their requirements through a series of investment attraction strategies, acting as intermediaries between owners and buyers. For rental properties, we intend to charge approximately one month’s rent as a service fee. For properties for sale, we intend to charge approximately 2% of the property sales revenue as a service fee.

Intended Business Process

●	Finding clients: Through our operation history in the industrial park industry in the Greater Bay Area, we have established cooperative relationships with multiple private large-scale industrial park developers and maintained relations with local governments. Therefore, we have accumulated a reserve of private and state-owned industrial park clients with investment demand, which will be beneficial to our future strategy. At the same time, we plan to actively contact clients who have purchased our pre-investment services and strive to provide them with one-stop services for industrial parks investments.

●	Communicating with clients and signing contracts: After contacting clients, we plan to understand their specific needs and then develop personalized investment plans based on their requirements. After clarifying details such as service scope, fees, payment methods, and delivery time, we plan to negotiate the contract and sign service agreements after reaching a consensus.

●	Conducting investment attraction activities to find buyers: Based on target customer groups, market trends, and customer needs, we will plan targeted investment attraction activities such as exhibitions, seminars, roadshows, and field visits. At the same time, we will promote investment attraction activities through various channels to attract the attention of potential buyers.

●	Facilitating transactions between clients and buyers: We plan to collect and analyze buyers’ needs and intentions and to match them with sellers. Based on information matching, we will organize business negotiations between buyers and sellers, facilitate the completion of transactions, provide necessary intermediary services, and ensure the legitimacy and smoothness of the transactions.

●	Collecting service fees upon completion of transactions: After clients and buyers reach a consensus and sign the transaction contract, we will first confirm the transaction. After confirming that the transaction has been completed, we plan to collect the corresponding service fees from clients according to the payment terms agreed upon in the contract.

(iii) Post-Development Operation Services

Industrial real estate differs from commercial real estate, as local governments set specific indicators such as output value, tax revenue, and occupancy rates for each industrial park project in the land agreements. We plan to sign long-term contracts with industrial park owners to help them obtain satisfactory indicators such as output value, tax revenue, and occupancy rates using professional services and industry resources. We plan to primarily charge service fees based on the area size we will operate. We intend to charge approximately 5% of the rental income from the area size we will operate as service fees.

Intended Business Process

●	Finding clients: Through our operation history in the industrial park industry in the Greater Bay Area, we have established cooperative relationships with multiple private large-scale industrial park developers and maintained relations with local governments. Therefore, we have accumulated a reserve of private and state-owned industrial park clients with investment demand, which will be beneficial for our intended business operations.

●	Communicating with clients and signing contracts: After contacting clients, we plan to understand their specific needs and then develop personalized operation plans based on their requirements. After clarifying details such as service scope, fees, payment methods, and delivery time, we plan to negotiate the contract and sign the service agreement after reaching a consensus.

●	Carrying out operational work: After signing the service agreement with clients, we plan to quickly organize a team to enter the industrial park and carry out operational work. We plan to provide a series of operational services, including customized park management system, industrial market expansion, business matching for park enterprises, smart park construction, corporate technology exchange meetings, and financing matching, to help potential clients build a high-quality industrial carrier.

●	Collecting operation service fees according to progress: Different clients will have different requirements and content for operations, and these requirements are usually based on an annual basis. Therefore, industrial park post-operation service agreements are generally long-term contracts spanning several years. We plan to collect the corresponding service fees from clients after completing different assessment indicators at different time points.

As part of LMS’ future operations, we may also invest into industrial park projects in the PRC, especially those in the Greater Bay Area, which we consider to have positive development potential.

Business Investment Consultation Services

Our business investment consultation services are divided into mergers and acquisitions consultation services and administrative services.

Investment Brokerage Consultation Services

For our investment brokerage consultation services, we mainly assist our clients in acquiring a stake in specific investments which is normally in the form of equity ownership. We primarily target high net worth individuals, corporations, and professional investment institutions in Macau, Hong Kong, Southeast Asia, and other regions. These clients generally have a positive outlook on the economic development prospects of the Greater China region, especially in mainland China, and are seeking investment opportunities in equity and project investments in mainland China, Hong Kong, and Macau.

Having an operating history in the industry, we have established relationships with a number of PE management firms, technology firms, and industrial park developers. This provides us with exposure to various investment opportunities for us to identify and recommend to our business investment consultation clients. These opportunities may include existing projects under our Industrial Park Consultation Services, or other unrelated projects.

Through LIC, we assist clients to acquire stakes in investment opportunities, typically in the form of equity ownership. We engage third-party seasoned professionals to advise us on transaction structure, and to provide legal and compliance support to navigate regulatory landscapes in cases of need, to enable us to perform our registration services in a prudent manner. As of the date of this annual report, we have received all requisite permissions or approvals from the Macau authorities to operate our businesses in Macau, and we are not required to obtain any permissions or approvals from any Chinese authorities. See page 5 in the section titled “Permission Required From Macau and Chinese Authorities”. We don’t engage in consultation on securities trading and as such we are not required to apply for financial service licenses, and do not provide services such as research report or financial advisory services.

Generally, we charge clients fixed fees for our business investment consultation services, which we categorize as investment brokerage fees and project brokerage fees in our financial statements. For business investment consultation services on projects that are related to our industrial park consultation services, we book project brokerage fees. All other projects unrelated to our industrial park consultation services are booked as investment brokerage fees. The fees are determined based on specific circumstances, taking into account the scope of services to be provided, the expected time required for execution, and the manpower needed. For the fiscal years ended September 2025 and 2024, the investment brokerage fees and project brokerage fees we charged as business investment consultation services were nil and US$512,046. Such business investment consultation services were related to stakes in two industrial park project firms for FY 2024.

Business Process

●	Evaluation before transaction initiation and participation: Our projects typically originate from our management network, association resources, recommendations from professionals or existing clients, and direct marketing from new clients. Clients may contact us directly due to our market reputation, and sometimes, our relationship with clients regarding our business investment consultation projects is based on previous cooperation. Our execution team will first contact potential clients to understand their needs and background information. Then, we will introduce our team, services, experience, fee quotations, and preliminary proposals for the proposed transaction project to potential clients. When potential clients express interest in working with us, our execution team will start the pre-cooperation process, which includes (i) obtaining relevant information about potential clients such as equity and management structure, core business, capital structure, etc.; (ii) preparing the Know Your Customer (KYC) list and document request list and reviewing the provided information and documents as necessary; (iii) conducting conflict and independence checks based on the information provided by potential clients and public information (if necessary).

●	Confirmation: Before accepting a client’s engagement, our management will review and approve the transaction. The approval process takes into account various aspects related to the project, including our role and responsibilities, potential client’s risk level, conflicts of interest, reliability of potential client’s information, our ability to provide high-quality services, public records or media reports, reliability of potential client, potential client’s financial condition, relationship with the client, nature, scale, and complexity of the project, any foreseeable difficulties in complying with relevant regulatory requirements, and other factors.

●	Transaction Approval: The company structure, management, and shareholders of the target company are also considered. If transaction is finally approved by client, our execution team will prepare a subscription agreement for the target company’s equity for review and feedback by the client and their legal advisors.

●	Transaction Execution: We will assign at least one person responsible for overseeing each business investment consultation service project. This person is primarily responsible for project management and supervision, including work standards and schedules, staffing arrangements, providing guidance to the transaction team members, reporting and notifying management of significant issues, and liaising with clients and other relevant professionals.

During the project execution process, our execution team will primarily perform the following tasks: (i) conducting necessary due diligence on the business investment consultation project, the scope of which depends on the size, nature, and scale of the business investment consultation project, as well as the requirements of relevant laws and guidelines; (ii) providing advice to clients on compliance with relevant regulatory requirements; (iii) discussing and preparing transaction agreements or any other documents required for the business investment consultation project and regulatory requirements with clients and professionals; (iv) coordinating the work of professionals and seeking expert opinions on compliance with applicable rules and requirements for different industries or jurisdictions (if applicable); (v) submitting the documents required for equity registration to local government departments and contacting them for review, approval, and/or public disclosure (if necessary).

●	Completion: We will keep our internal records in accordance with our internal control policies and relevant laws and regulations. We will issue invoices for the service fees and expenses ultimately paid by the client according to the specified payment terms. The project manager will work closely with our finance team to collect service fees.

Salient terms of Business Investment Consultation Services Agreements

●	Scope of Services: Our contract clearly defines our role as investment advisors and the scope of services we will provide, taking into account our obligations under relevant laws and regulations.

●	Client Responsibilities: Our contract also specifies that clients are responsible for assisting us in fulfilling our duties and complying with our obligations under relevant laws and regulations. This includes assisting us in conducting due diligence, and providing us access to all relevant records and transaction-related documents.

●	Validity Period: Our contracts generally have a term of no more than one year.

●	Service Fees and Payment Terms: Our contracts stipulate the terms of our service fees, including payment schedules or requirements to make payments upon signing equity subscription agreements. We accept payment by check or wire transfer to settle our bills. Our contracts typically state that expenses incurred during the provision of services will be borne by us. The credit period we offer to clients is generally 30 days.

●	Default Clause: If the client breaches the relevant transaction, we typically require the client to indemnify us, unless such losses, damages, or claims are due to our fraud, negligence, or intentional breach.

●	Termination: Our contracts generally grant us and our clients the right to terminate the contract by written notice to the other party upon the occurrence of default events, such as a breach of contract.

Administrative Services

We currently provide administrative services to Ione Group, a shareholder of the Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions.” Our administrative services include handling and managing corporate documents, maintaining and updating corporate changes and registrations, providing registered offices, and filing income tax returns. We provide a set of integrated administrative services (stand-ready obligations) over a fixed period, with the customer having no explicit limit on the use of services within this period. According to our agreement with Ione Group, the customer is required to pay a monthly fee for administrative services. In practice, the Company issues invoices to customer on a quarterly basis for these services, consolidating three months of fees into one invoice and payment is due from the date of billing. The customer pays before the end of the quarters.

For the years ended September 30, 2025 and 2024, revenue from administrative services represented approximately 1.6% and 3.3%, respectively, of our total revenues for the respective years.

Fintech Products and Services

We believe that fintech products, with potential integration with AI, will offer us a large and promising development opportunity in terms of demand and market potential. By integrating consulting services with fintech services, we can differentiate ourselves from competitors and establish a higher brand value in the industry. We have devoted resources into developing our fintech business since the second half of 2023, and signed a fintech services contract with our first customer, CAI, in January 2024. From January 2024 to August 5, 2024, our fintech business consists of acting as an intermediary distributor of products offered by our supplier. We did not pay any fees to our supplier, and received commission based on successful engagements with clients. We typically entered into distribution agreements with our supplier, and engage the client directly. We then issued invoices to the client, and received a portion of the end payment from the client as commission, while the remaining portion was provided to the supplier for their fees. On August 5, 2024, we acquired ownership of our Acquired Fintech Products. The Acquired Fintech products focus on analyzing customer credit risk and customer consumption behaviors. Currently, our fintech business include selling the Acquired Fintech Products, and we intend to continue acting as an intermediary distributor for other fintech products offered by our supplier, Guo Yan, as well as other future potential suppliers.

We typically enter into two distinct fintech services agreements with the customers for the provision of algorithms and big data models owned by us for the customers’ use in return for a fintech service fee. For contracts enacted before the acquisition of the Acquired Fintech Products, as stated in the agreements, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component that is based on a predetermined amount of usage and a variable component as detailed under “Brokering the algorithms and big data models” above. While we have transitioned to directly providing certain fintech services to the customers in exchange for fee income through our Acquired Fintech Products, we continue to honor the existing pricing structure for contracts executed prior to the acquisition until those contracts are completed. For contracts enacted after the acquisition of the Acquired Fintech Products, where we provide the algorithms and big data models directly to the customer, the actual usage has exceeded the minimum usage requirement, and the customer is charged based on actual usage on a monthly basis, with the previous pricing structure being no longer offered. As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models is based solely on usage (i.e., the actual usage payment). Customers simultaneously receive and consume the benefits as the services are rendered by us, i.e. through their access to and utilizing the models according to the customers’ needs. Accordingly, we received revenue from providing the algorithms and big data models monthly with the variable consideration (i.e. the actual usage payment) recognized ratably across the contract period, based solely on usage.

As part of our strategy, we plan to further develop proprietary fintech solutions and platforms aiming at banking and financial industries, potentially integrated with AI, through our subsidiary LFT and based on our existing resource network. In the future, we plan to acquire fintech solution companies and/or further expand our fintech services business by recruiting technical staff with relevant experience in fintech development.

Fintech and big data technology are widely deployed in banking industry. Fintech solutions such as the Data & Marketing Solutions from Alkami, the Data Driven Marketing platform from Q2 Holdings, and the Credit and Non-Credit Onboarding Platform from nCino are used in the banking and financial industries in USA. To develop our fintech services business, in the short and medium term, we aim to focus on providing marketing solutions and risk control solutions to banks and financial institutions, utilizing AI algorithm and big data technology. After we are able to build our fintech business foundation in the banking and financial industries, we plan to develop marketing solutions for the tourism industry.

The Group has devoted resources into developing its fintech business since the second half of 2023. By September 30, 2025, our subsidiary, LFT has entered into business agreements with four clients to provide on-going fintech services to the client through supplying fintech products offered by our supplier and those we purchased from supplier in August, 2024. The fintech products make use of internal data and external big data to analyze customer credit risk and customer consumption behaviors for marketing purpose.

Algorithm and big data – We entered into a distinct fintech services agreement with a customer to originally provide algorithm and big data models developed by our supplier, which now includes our Acquired Fintech Products, for the customer’s use in return for a fintech service fee. As clearly identified in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component that is based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds the predetermined amount (i.e., “overage fees”). Based on our best estimate, we did not expect that exceed usage would occur during the brokering services period. Therefore, the minimum usage requirement as determined in the agreement is the most likely amount that we would be entitled to. Customer simultaneously receives and consumes the benefits as the services are rendered by us, i.e. access to and utilize the models according to the customers’ needs. Accordingly, we received revenue from brokering the algorithms and big data models monthly with the fixed consideration (i.e. the minimum usage payment) recognized ratably across the contract period. We entered into a fintech services agreement with another customer in which the algorithm and big data models are purchased and owned by us in August, 2024. The pricing structure has no fixed component but only the variable component. For the years ended September 30, 2025 and 2024, services fees from fintech services related to the provision of algorithms and big data models represented approximately 95.6% and 67.6%, respectively, of our total revenues for the respective periods.

Blockchain - We entered into distinct fintech services agreements with two customers to provide a blockchain system developed by our supplier for the customer’s use in return for a one-time fixed services fee income for the system provided. Fees for our services are predetermined and mutually agreed upon with our customer. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the system is implemented and operational. Fintech services fees related to the procurement of the blockchain system accounted for 0.7% and 2.9% of total revenues for the years ended September 30, 2025 and 2024, respectively.

LFT has employed two additional technical staff since June, 2024 to enlarge its technical team with the aim to maintain the fintech products purchased and develop its own products and services in the future. For the years ended September 30, 2025 and 2024, our fintech business accounted for 96.4% and 70.5% of our revenue.

Business Process

●	Client and Supplier Engagement: Since January, 2024, our subsidiary, LFT has entered into business agreements with two clients to provide on-going fintech services to the client through supplying fintech products offered by our supplier or we purchased from supplier in August, 2024. In October 2024, LFT has further entered into business agreement with a third client to provide on-going fintech services. See “Key Clients” and “Key Supplier” for more information. To provide fintech services with fintech products offered by our supplier, upon initially connecting with the client, we understood the project scope and requirements, then engaged our supplier. Having confirmed the distribution terms through our distribution agreement with the supplier, we formally engaged the client. To provide fintech services with our Acquired Fintech Products, we don’t need to engage our supplier.

●	Site Visit and Installation: To provide fintech services with fintech products offered by our supplier, upon engagement with the client, we arrange for site visit by the supplier, who assigns personnel to perform installation and relevant set-up processes. To provide fintech services with fintech products we purchased from supplier, we arrange personnel from our outsourced service firm to perform installation and relevant set-up processes.

●	Maintenance and troubleshooting: Upon completion of the set-up process by the supplier, technical support continues to be provided by the supplier for products offered by our supplier. This includes any troubleshooting or maintenance requests by the client, which are directed to the supplier directly. If the fintech services are provided with fintech products we purchased from supplier, technical support is provided by our outsourced service firm.

●	Invoicing: We issue invoices to the client directly, and receive a portion of the end payment from the client as commission, while the remaining portion is provided to the supplier for their fees. If the fintech services are provided with fintech products we purchased from supplier, we receive the whole end payment from the client. We typically invoice client on a quarterly basis.

Salient terms of Fintech Services Agreements with Customers

As of September 30, 2025, two of the clients, Zongjia and Muhe, for our fintech services business, accounted for a total of 70.0% of our revenues. Below are the salient terms of our agreements:

Salient terms of the CAI client agreements:

●	Service Content: Our contracts clearly define our role in providing fintech products or services, such as block chain encryption computing systems and AI algorithm model services, to the client.

●	Payment and Pricing: Our contracts typically specify one-time based fixed fee for block-chain products, or service fees for algorithm model services.

●	Rights and Obligations of Parties: Our contracts specify the rights and obligations of parties, including our obligations when providing the block chain systems or AI algorithm model services. The client shall not acquire any rights, ownerships, or interests of our intellectual property rights.

●	Acceptance Standards and Defect Handling: We are typically required to eliminate or rectify any defects.

●	Confidentiality: The contents of the agreements are typically kept confidential.

●	Dispute Resolution: Both parties would first seek negotiation solution should any dispute arise. If unresolved, the dispute will be submitted to the Shenzhen International Arbitration Committee.

Salient terms of the Muhe client agreement:

●	Business Cooperation Content: Our contract states the services we provide to the client.

●	AI Model Content and Pricing: Our contract discusses the algorithm models the Company provides to the client, and the AI algorithm model services are charged according to the number of times each model is called after going live.

●	Data Encryption Content and Pricing: We charge RMB15,000 per node per month for our data encryption computing nodes services, and bills are issued based on the number of AI computing nodes activated in the month, with nodes activated on or before the 15th of the month billed for a full month, and nodes activated after the 15th billed for half a month.

●	Rights and Obligations of Parties: Our contracts specify the rights and obligations of parties, including our obligations to ensure continuous service on required server and other infrastructure. The client shall not acquire any rights, ownerships, or interests of our intellectual property rights, and without our prior consent, the client has no right to change the model code and all related settings provided by us.

●	Acceptance Standards and Defect Handling: if any issues or ambiguities are found, we are to make adjustment and corrections as required by the client and provide corresponding quality assurance, and must provide timely maintenance services during the service period.

●	Confidentiality: The contents of the agreements are typically kept confidential.

●	Dispute Resolution: Both parties would first seek negotiation solution should any dispute arise. If unresolved, the dispute will be submitted to the Shenzhen International Arbitration Committee.

Salient terms of Intermediary Service Agreements with Suppliers

As of September 30, 2025, LFT provides on-going fintech services to the clients through supplying fintech products offered by our supplier, Guo Yan. We typically enter into separate intermediary service agreements with our suppliers for each customer order. As of September 30, 2025, we entered into intermediary service agreements with regards to products and services provided to a new customer Peiyu (Shenzhen) Technology Company Ltd. Below are the salient terms of our intermediary service agreements:

Salient terms of the intermediary service agreements with Guo Yan with regards to products and services for Peiyu (Shenzhen) Technology Company Ltd.:

●	Agreement Content: Our contracts set out the roles of the parties, and specifies the end customer for whom we provide the services or products. We typically do not pay any fees to our supplier, and receive an intermediary fee based on successful engagements with clients. The remaining fees from the client after deducting the intermediary fee are then paid to the supplier. The products and services are directly provided by the supplier. The Company does not bear any responsibility if the end customer does not make payment of any fees. The Supplier bears all maintenance, upgrade and safety responsibilities, and indemnify the Company against any losses, damages, liabilities, costs, and expenses, including but not limited to reasonable attorney’s fees, arising from or related to our provision of services or products as an intermediary for the supplier. The supplier cannot provide products or services to the end customer directly or through any third party without the written consent of the Company for 3 years within the agreement date. The Company cannot sell or provide products or services of the supplier to the end customer in any other way outside of the agreement.

●	Term of Agreement: Our contract terms are 1 year, with the ability for parties to enter into service renewal agreements based on the Company’s cooperation situation with the customer. The agreement may also be terminated where the supplier is unable to provide services or if the agreement between the end customer and the Company has been terminated.

●	Rights and Obligations of Parties: Our contracts specify the rights and obligations of parties, including our obligation to provide all relevant materials to the supplier, and designating a person responsible for coordinating the work of all relevant parties and providing necessary work assistance as requested by the supplier.

●	Breach of Agreement: Our contract specifies the Company’s right to demand rectification for breaches by the supplier, and the supplier having the right to suspend provision of services if we fail to make payment on time. Breaching party shall compensate the other for actual economic loss.

Salient terms of our Acquired Fintech Product Acquisition Agreement with Guo Yan

On August 5, 2024, we acquired ownership of our Acquired Fintech Products from our Supplier, Guo Yan.

Salient terms of the Acquired Fintech Products Acquisition Agreement:

●	Transfer, Effectiveness and Delivery Time: Our contract lists the software assets, which all ownership and related rights and interests, are to be transferred to the Company in electronic and/or paper form, including but not limited to technical documents, software code, intellectual property rights (if any), commercial secrets, and related technical data/information.

●	Purchase Price and Payment time: Our contract provides a breakdown of the purchase price for each transferred asset. The transfer price are to be paid within 6 months after signing of the written confirmation letter.

●	Rights and Obligations of Buyer: Our contracts specify the rights and obligations of the Company, including the rights to modify, integrate, redevelop the transferred assets according to its own business needs, and has the right to authorize the use of the transferred assets to third parties.

●	Warranties of the Seller: Our contract notes the warranties of the seller, including that it has full and legal ownership and related rights and interests in the transferred assets, and that the transferred assets will conform to the functionality and performance standards agreed upon in the agreement.

●	Acceptance Standards and Defect Handling: The Company has the right to require the seller to correct or optimize any defects found by the Company, except for defects not attributable to the seller.

●	Intellectual Property Rights: The Company shall own the intellectual property rights of the transferred assets, including but not limited to software copyrights, related technical documents, and original source code, patent rights, etc.

●	Termination of Agency Service Agreement and Arrangement for Handover Matters: The agreement voids the original agency agreement between the Company and the supplier, while both parties promise to continue to maintain the spirit of the original agreement and provide services to the customers as stipulated in the original agency agreement.

●	Continuation of Performance of Contracts with Third Parties and Ownership of Benefits: the seller promises that if there are any contracts involving the transferred assets between the seller and any third party, the benefits generated shall belong to the Company, and the seller shall compensate the Company for any actual economic losses suffered as a result.

●	Liability for Breach of Contract: the contract includes liabilities by both parties for breach of contract, and rights for compensation against the breaching party.

●	Confidentiality Obligations: both parties agree to strictly keep confidential each other’s confidential information. the confidentiality obligations remain effective after the termination of the agreement.

Our Key Clients

Our clients are comprised of high-net-worth individuals, corporations, and professional investment institutions in Macau and China. These clients generally have a positive outlook on the economic development prospects of the Greater China region, especially in mainland China, and are seeking investment opportunities in equity and industrial park investments in mainland China, Hong Kong, and Macau. In addition, we added two key clients, of our subsidiary LFT, in our fintech services in FY 2025.

Business Operations

Our key clients which accounted for 5.0% or more of our total revenue for FY 2025, FY 2024 and FY 2023 are as follows:

		Percentage of total revenue (%)
Clients(1)	Applicable Subsidiary	FY 2025	FY 2024	FY 2023
CI Lo	LICCL			29.6%
Aoyu Investment	LICCL		6.3%	14.8%
Ione Group(2)	ZGM			7.8%
Hang Choi Pharmaceutical	LICCL			7.4%
CW Cheang	LICCL			7.4%
Zhenyu Investment	LICCL		9.5%	7.4%
Bay Area Macau Industrial Investment	LICCL			7.4%
Fuyu Macao Investment	LICCL		9.5%	5.9%
Eastkin Development	ZGM
Guangyuan Investment	ZGM
CAI	LFT	13.4%	43.9%
Jiangxi Muhe Business Services Co., Ltd. (“Muhe”)	LFT	18.5%	26.6%
Jiangxi Zongjia Haotian Technology Company Ltd. (“Zongjia”)	LFT	51.5%
Peiyu (Shenzhen) Technology Company Ltd. (“Peiyu”)	LFT	12.9%

(1) Our top four clients accounted for approximately 96.3% of our revenue for the year ended September 30, 2025. Our top five clients accounted for approximately 95.8% and 67% of our revenue for the years ended September 30, 2024 and 2023, respectively. As of September 30, 2025, two of the clients, Zongjia and Muhe, for our fintech services business, accounted for a total of 70.0% of our revenues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our business revenues are subject to customer concentration risk and risks associated with dependence on related parties.” For more information.

(2) We provided administrative services to Ione Group, a shareholder of the Company, for the year ended September 30, 2025, and the fiscal years ended September 30, 2024 and 2023. For more information, see “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions.”

Except as disclosed above, our directors are of the view that, as of September 30, 2025, 2024 and 2023, our business and revenue are not substantially dependent on any of our clients.

Besides that, none of the directors or major shareholders of our Company or their respective associates has any interest, direct or indirect, in any of other key clients.

Except of Ione Group Company Limited, none of these persons or entities owns 5% or more of our shares. All of our sales/service agreements with these clients are negotiated at arm’s length, and generally have a payment terms of 30 days or 60 days. For more information, see “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions.”

Our Key Supplier

By September 30, 2025, our subsidiary, LFT has entered into business agreements with three clients, CAI, Muhe and Peiyu, to provide on-going fintech services to the clients through supplying fintech products offered by our supplier, Guo Yan. We do not pay any fees to our supplier, and receive commission based on successful engagements with clients. Our supplier concentration may expose us to significant performance risk in our fintech business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Supplier concentration may expose us to significant performance risk.” for more information.

To the best of our directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our relationship with Guo Yan.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Intellectual Property

We rely on a combination of trademarks and trade secret protection laws in Hong Kong, Macau and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual properties and our brand. Our intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registrations, the protection of which is important to our reputation and the continued growth of our business. Below is a comprehensive summary of our intellectual property rights.

As of September 30, 2025, we had registered six trademarks in Macau, two trademarks in HK and one trademark in USA.

Competition

The industrial park consultation services industry in China sees increased competition, primarily due to the on-going regulatory reforms, rapid technological innovation, evolving industry standards, and increasing demand for higher levels of client experience. The market is relatively fragmented as estimated there were over 1,000 market participants in the industrial park consultation services industry in China.

The major international market participants include CBRE, Jones Lang LaSalle, Savills, Cushman & Wakefield, Colliers International.

Employees

As of September 30, 2025, we had nine employees, all of whom were full-time employees and were located in Macau. We have five departments in ZGM, including two people in the General Administration Department, two people in the Investment Department, two people in the Strategic Research Department, three people in the Marketing Department, and three people in the Information and Technology Department, of which three employees work in two departments concurrently.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute. All of our employees are employed in Macau, and are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

The Group purchases social security fund for its employees, who are entitled to receive various benefits including pension, disability benefits, unemployment benefits, sickness benefits, maternity benefits, marriage benefits, and funeral benefits in accordance with the law. This provides basic social security for residents, especially elderly care, to improve their quality of life.

Insurance

We are required by Macau law to provide employees with labor insurance, in order to protect them from damages caused by work accidents (including death) and occupational diseases. Our key operating entities in Macau have insurance policies in compliance with the relevant regulations, and there has not been any employee compensation action against the Company as of the date of this annual report. We also have directors & officers liability insurance policies in place, and there has not been any compensation action against the Company or our Directors and Officers as of September 30, 2025.

Legal Proceedings

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Regulation

Regulations Related to our Business Operations in Macau

The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution

Prior to Macau being returned to the PRC, Macau had been subject to Portuguese colonial administration for 450 years and was established as a SAR of the PRC on December 20, 1999, pursuant to the 1987 Sino-Portuguese Joint Declaration (the “Joint-Declaration”) after negotiations between the two governments.

The Joint-Declaration sets forth fundamental principles to ensure that Macau is to be governed by the PRC under the “One Country, Two Systems” principle. To implement such principles and in accordance with the Constitution of the PRC, which is the highest law of the PRC (including Macau and Hong Kong SARs), the “Basic Law of the Macau SAR of the People’s Republic of China” was promulgated by the NPC, the highest body of the PRC legislature, and signed into law by the then Chinese President Jiang Zemin on March 31, 1993. The Basic Law codified the principle of “One Country, Two Systems” by stating in its Preamble that “under the principle of ‘One Country, Two Systems’, the socialist system and policies will not be practiced in Macau [,]” and in Article 5 that “…… the previous capitalist system and way of life shall remain unchanged for 50 years.”

The Basic Law establishes Macau SAR and authorizes it to “exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of” the Basic Law.

Chapter II of the Basic Law sets out the relationship between the Central Authorities (the “Central Government”) and the Macau SAR in that the Central Government shall be responsible for foreign affairs relating to the Macau SAR (Article 13) and the defense of the Macau SAR (Article 14). The Central Government shall appoint or remove the Chief Executive, the principal officials of the government and the Procurator General of the Macau SAR in accordance with the relevant provisions of the Basic Law (Article 15). Macau SAR shall be vested with executed power (Article 16), legislative power (17), and independent judicial power (including the final adjudication) (Article 19).

●	PRC national law does not apply in Macau except with limited and explicit exceptions as set forth in the Basic Law.

Article 18 of the Basic Law explicitly provides that “[t]he law in force in the Macau Special Administration Region shall be this law,” referring to the Basic Law. Article 18 further explicitly states that “[n]ational laws shall not be applied in the Macau Special Administrative Region except for those listed in Annex III to this Law.” Although Article III permits the Standing Committee of the NPC to add to or delete from the list of laws in Annex III to the Basic Law (“Annex III”) but confines such national laws that are permitted to be added to Annex III (thus making them applicable in Macau) to “those relating to defense and foreign affairs as well as other matters outside the limits of the autonomy of the Region.” Even within the foregoing restriction on the type of laws that can be added to Annex III, the NPC is also required to consult with Macau legislature and government before making changes to Annex III.

Currently, only 12 PRC laws are listed in Annex III relating to such matters fundamental to a country’s sovereignty and identity, such as the PRC’s capital city, calendar, national anthem, national flag, national emblem, the National Day of the PRC, nationality of the PRC citizens, diplomatic privileges and immunities, consular privileges and immunities, territorial sea and the contiguous zone, exclusive economic zone and continental shelf, garrison, immunity from judicial compulsory measures for property of foreign central banks.

Aside from the PRC national laws explicitly set forth in Annex III, Article 18 permits the Central Government to apply “relevant national laws” in Macau SAR only in the event the Standing Committee of the NPC decides to “declare a state of war” or “a state of emergency” by reason of “turmoil within the Macau SRC which endangers national unity or security and is beyond the control of the government of the Region.” Region as used in the Basic Law refers to Macau SAR.

●	The departments of the Central Government are prohibited from interfering in the affairs of Macau SAR.

Article 22 of the Basic Law provides that “[n]o departments of the Central People’s Government and no province, autonomous region, or municipality directly under the Central Government may interfere in the affairs which the Macau Special Administrative Region administers, on its own, in accordance with this Law. If there is a need for departments of the Central Government, or for provinces, autonomous regions, or municipalities directly under the Central Government to set up offices in the Macau Special Administrative Region, they must obtain the consent of the government of the Region and the approval of the Central People’s Government. All offices set up in the Macau Special Administrative Region by departments of the Central Government, or by provinces, autonomous regions, or municipalities directly under the Central Government, and the personnel of these offices shall abide by the laws of the Region.”

Pursuant to the Basic Law as discussed above, we do not believe and as advised by our Macau counsel, Redinha Varela Ng Lawyers, that the PRC laws and regulations (unless set forth in Annex III or in a state of war or emergency as declared by the NPC) directly apply in Macau, thus to the Operating Company’s existence, structure (not involving any PRC entities), or its operations. However, there is no assurance that PRC regulatory agencies or courts would not take a different view on the Basic Law as we do and if so, such difference would not cause regulatory and judicial tension which leads to uncertainties to our business operations, or that the Basic Law would not be fundamentally amended after 2049, 50 years after its implementation, (and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. When and if the foregoing scenario materializes, however unlikely, there is no assurance that we will not be required to comply with the PRC laws and regulations and that we will be able to comply with such laws and regulations.

Regulations for Companies Listed Overseas

In principle, until now, Macau has not formulated any regulations or placed restrictions on the listing of companies established outside of Macau.

Intellectual Property Rights Regulations

Macau subsidiaries are subject to local intellectual property regulations. In Macau, intellectual property protection is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government. The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (approved by Decree-Law no. 97/99/M, and amended by Law no. 11/2001), which covers (i)inventions; (ii)semiconductor topography products; (iii)industrial models and designs; (iv)trademarks; (v)names and emblems of establishments; (vi)designation of origin and geographical indications; and (vii)awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific, and artistic fields.

The violation of the provisions of the above laws will result in corresponding administrative and criminal liabilities.

Regulations on Company Investment, Financing, Mergers and Acquisitions

The regulations concerning company investment, financing, and mergers and acquisitions are primarily governed by the Macau Commercial Code.

According to the Macau Commercial Code, companies have the rights and obligations that are necessary, useful, or convenient to achieve their goals, except for those that are prohibited by law or by the nature of collective entities.

In Macau, companies typically finance themselves through internal and external financing. The internal financing methods regulated by the Macau Commercial Code primarily include capital increases and supplementary payments. A capital increase occurs when there is a new capital contribution, or when the usable public reserve is merged with the company’s capital. Supplementary payments are when a company’s shareholders pass a resolution asking shareholders to provide extra funds to the company. Supplementary payments can only be requested if the company’s articles of association permit it.

As for mergers and acquisitions, there are two types of mergers in Macau: absorption mergers and new establishment mergers. Absorption mergers involve the transfer of all properties from one or more companies to another, and the transfer of capital contributions, such as shares or stocks, to the merged company’s shareholders. New establishment mergers involve the creation of a new company that receives all the property from the merged company. The new company then distributes capital contributions, shares, or stocks to the newly established company’s shareholders.

Regulations on unfair competition and anti-monopoly

The regulations on unfair competition and anti-monopoly are primarily regulated by the Macau Commercial Code.

The provisions of unfair competition apply to business owners and all persons participating in market activities, regardless of whether they are engaged in business in the same industry. Generally speaking, all competitive behaviors that objectively show violations of economic activity norms and good faith practices constitute acts of unfair competition. In addition, if the acts mentioned in the “Unfair Competition” chapter of the “Macau Commercial Code” are carried out to compete in the market, it is still regarded as conduct of unfair competition.

If the court considers the conduct that occurred as indicative of unfair competition, the offender will be ordered to immediately cease the activity and to eliminate the consequences by necessary steps. This is true regardless of whether the offender acted intentionally or negligently, the victim shall be compensated if they incurred losses as a result of the conduct.

Market Prices Regulations

In Macau there are no specific regulations governing market prices, other than regulations covering unfair competition, anti-monopoly, and consumer protection.

However, in 2012, the Chief Executive approved the creation of an interdepartmental food price working group (including the Economic and Technological Development Bureau, Municipal Affairs Bureau and Consumer Council of the Macau government) to carry out an in-depth investigation on the issues that arise in food importation, wholesale of food, and the retail sale of food. Additionally, the working group will submit suggestions to combat and to deal with possible illegal situations, e.g., unreasonable price setting, unreasonable sales, with the goal of stabilizing food prices in Macau.

Protection of Consumers

The interest and rights of consumers are protected in Macau by the “Consumer Protection Law”, approved by Law No. 9/2021.

The “Consumer Rights Protection Law” aims to protect the rights of consumers, maintain the fairness and equality of the legal relationship between operators and consumers, improve the transparency of business practices, protect the legitimate interests of consumers, and combat improper business conduct. It stipulates the protection of various consumer rights; prohibits unfair business practices; regulates contracts for the supply of consumer goods and the provision of services to consumers; and regulates contracts concluded remotely, outside commercial premises, and prepaid contracts.

The “Consumer Protection Law” applies to the business operators and consumers in Macau, for the provision of goods or services.

The “Consumer Rights Protection Law” regulates the scope of application, definition, rights and responsibilities of both parties to consumer transaction contracts, and the information that must be provided to consumers in the contract. The “Consumer Rights Protection Law” regulates contracts for the supply of consumer goods and contracts for the provision of services to consumers, contracts concluded remotely, contracts concluded outside commercial premises, and prepaid contracts. Contracts concluded outside commercial premises and prepaid contracts must be in writing. Additionally, Consumers have the right to terminate contracts concluded remotely and contracts concluded outside commercial premises freely within 7 days.

Once an unfair business operation is committed against consumers, the perpetrator may be subject to an administrative violation and be fined anywhere from 2,000 MOP to 60,000 MOP. Under certain circumstances, the business establishment may be closed and prohibited from engaging in related businesses.

Complementary Tax

According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of their specific industry, nationality, domiciliation, or whether the recipient is an individual or a corporation. However, taxpayers may be eligible for particular deductions and allowances.

Companies are required to declare their annual profit, which is subject to Complementary Tax. If a dividend is declared, taxable profit is based on profit after dividends have been paid. Law No. 13/2025 (also known as the 2026 Budget Law), extends the exempted portion of income to 600,000 MOP. The excess taxable income is then taxed at 12%. These measures implemented through the 2026 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease, or stay at its present level.

Profits

As per the Macau Commercial Code, authorized by Decree-Law No. 40/99/M, the following are the main regulations regarding profits:

●	Profit of a company is the value that exceeds the sum of the company’s capital and the amount set aside or to be set aside as reserves;

●	The distribution of any company assets to shareholders, other than profits, is prohibited unless authorized by legal provisions;

●	If there were losses in the previous year, the profit of the accounting period cannot be distributed without first covering these losses and then forming or replenishing the reserves that are mandatory as per the law or the articles of association.

Personal Data Regulations

Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Law (Law no. 8/2005). The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau tasked with supervising and enforcing the Personal Data Protection Law. The legal framework requires that certain procedures be adopted before collecting, processing, and/or transferring personal data, which includes obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP prior to processing personal data.

Violation of such law may result in civil and administrative liabilities, or even criminal liabilities. For example, failure to comply with the relevant provisions of the Personal Data Protection Law may result in a fine of 2,000 MOP to 100,000 MOP. Under certain circumstances, the upper and lower limits of the fine may be doubled.

Violation of the Personal Data Protection Law may also constitute criminal responsibility, and the perpetrator may be sentenced to a maximum of 2 years in prison or a fine of up to 2,400,000 yuan. Under certain circumstances, the upper and lower limits of the penalty and fine may be doubled. The administrative authorities also have the right (1) to prohibit the processing, blocking, deletion, destruction of data temporarily or definitively in whole or in part; (2) to publish convictions; (3) to warn or publish public authorities of the entities responsible for processing personal data; and (4) to condemn.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the Social Security Fund, make social security contributions for each of its employees, and contract for insurance to protect the rights and interests of their employees in the event of a working accident and/or professional disease.

The rights and interests of employees in Macau are mainly governed by the Labor Relations Law (Law No.7/2008, amended by Law No. 2/2015 and Law No.8/2020) and the Law on Employment of Non-Resident Workers (Law No.21/2009, amended by Law No. 4/2013). These laws provide the general regime for labor relations in Macau. Employers who fail to comply with the relevant benefits to employees may face administrative or criminal liabilities, including fines, and are required to compensate the affected employee.

Regarding Social Security, local employees and employers in an employment relationship are required to make obligatory contributions to the Social Security Fund (“FSS”) in Macau. Macau residents who meet certain legal requirements can also make contributions by enrolling in the system. By fulfilling their contribution obligations, residents can enjoy benefits such as old-age pension, disability pension, unemployment allowance, sickness allowance, birth allowance, marriage allowance, and funeral allowance in accordance with the law. These benefits provide residents with basic social security and improve their quality of life, especially in terms of old-age security. Failure to make adequate contributions to social security may result in administrative liability.

Employers must purchase work accident insurance for each employee. If an employee has a work accident, the employer is required to report it to the Labor Affairs Bureau of Macau, regardless of severity of the employee’s injury. Failure to purchase insurance will result in a fine of 5,000 MOP for each of the employees not guaranteed by insurance.

Labor Quota Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from China and other regions or countries. Non-resident skilled workers also require a work permit issued by the Macau government, which is given on a case-by-case basis. Businesses are free to employ Macau residents in any position, because by definition all Macau residents have the right to work in Macau.

If there is no labor quota, the employer employs non-residents, which may constitute an “illegal employment crime”, which is generally punishable by up to two years in prison; if it is a repeat offender, it may be sentenced to two to eight years in prison.

Relevant laws and regulations on foreign exchange (USD, Pataca)

Foreign exchange management in Macau refers to the regulation of foreign exchange trading and circulation in accordance with the law. Macau’s current financial system has an important feature for the removal of foreign exchange controls. According to the provisions of the Basic Law, Macau Special Administrative Region will not implement foreign exchange control policy, even after December 20, 1999. The Pataca is pegged to the Hong Kong dollar, which in turn is pegged to the U.S. dollar. This chain link results in the Pataca being indirectly pegged to the U.S. dollar.

4.C.	Organizational Structure

The chart below illustrates our corporate structure as of the date of this annual report.

*Before/After this offering, assuming no exercise of Representative’s over-allotment option.

“Zenta Macau” is to Zenta Group Company Limited, our holding company subsidiary in Macau.

“Lason Investment” is to Lason Investment Consulting Company Limited, our Macau operating subsidiary.

“Lason Management” is to Lason Management Service Limited, our Macau operating subsidiary.

“Lapis Financial Technology” is to Lapis Financial Technology Limited, our Macau operating subsidiary

1. Other Shareholders: None of the Other Shareholders are Principal Shareholders of the Company.

2. Ng Wai Ian is our Director, Chairman and Chief Executive Officer. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

3. Sou Weng Seng is our Director and Chief Operating Officer. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

4. On June 24, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consultant (the “Consultant”), pursuant to which the Consultant will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 4% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consultant. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 4.60% of the issued share capital of Zenta Group Company Limited to the Consultant. On July 2, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consulting company (the “Consulting Company”), pursuant to which the Consulting Company will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 1% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consulting Company. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 1.15% of the issued share capital of Zenta Group Company Limited to the Consulting Company. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

4.D.	Property, Plant and Equipment

Our principal executive office is located at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau, where we lease Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A.	Operating Results

Overview

We, through our operating subsidiaries, are a Macau-based consulting services provider principally engaged in delivering administrative, fintech, investment brokerage, project brokerage and project research services to a wide range of customers in Macau and China. Our operations are conducted through our wholly-owned operating subsidiaries: ZGCL Macau, LICCL and LFTL. Our diversified business portfolio enables us to leverage synergies across different business lines, fostering new opportunities for each segment and offering integrated consulting solutions to our clients.

The following discussion and analysis of our financial condition and operating results are based on the financial data extracted from our audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023, as included in this annual report.

Our revenues were US$3,163,432, US$2,030,855 and US$863,228 for the years ended September 30, 2025, 2024 and 2023, respectively. We recorded net income of US$1,001,335, US$798,716 and US$419,558 for the years ended September 30, 2025, 2024 and 2023, respectively. We plan to keep our business, through our operating subsidiaries, growing by strengthening our fintech, investment brokerage, project brokerage and project research services.

Recent Developments

On September 9, 2025, we completed our IPO on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM”. As part of the IPO, we granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover over-allotments, if any. Subsequently, on October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the industry we are in, including economic and political conditions, the evolving needs of investors, changes in demand for our services and changes in financial conditions and appetite of our current and potential customers. In addition, the following company-specific factors can affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

Our revenue largely depends on our ability to develop new customer networks and retain existing ones. Our services are negotiated on a project-by-project basis, leading to potential fluctuations in revenue. There is also no assurance that the customers which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements.

Our ability to adapt to rapid technological change and adopt new technology

The general market and industry are rapidly changing technologically, with highly evolving industry standards and frequent introductions and enhancements of new products and services. Customers also expect fast technological advancements. Our future success depends on our ability to adapt to these rapidly changing technologies, align our services with evolving industry standards, and continually improve the know-how of our staff in response to the evolving demands of the marketplace. We are engaged in brokering and providing fintech services to our customers, and the success of the business hinges on our ability to continue adapting to evolving technology and finding our edge in the market. Staying ahead of technological advancements and integrating innovative solutions into our services is crucial for maintaining our competitive position. Failure to adapt to technological changes and effectively adopt new technology could result in a loss of market share and adversely affect our business, financial condition, and results of operations.

Our ability to retain employees who have strong relationships with our customers

We materially rely on our experienced employees to provide reliable and quality consultancy services to our customers, and believe that our experienced employees have developed strong relationships with our customers through their ability to provide personalized services through understanding customers’ needs. In addition to maintaining relationships with existing customers, we also rely on them to generate businesses with new customers. There is however no guarantee that our experienced employees will or are willing to continue to serve us. Where they determine to cease their employments with us or enter into negotiations with us for a material variation of their existing terms of employments, our operating performance and financial results may be materially and adversely affected.

Our business faces strong market competition

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their customer acquisition and retention channels. In light of the low barriers to entry in the industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in the Mainland China and Macau Regulatory Environment may impact our business and results of operations

The regulatory environment for the corporate and industrial park related services in Mainland China and Macau from time to time is evolving in order to govern the related sector. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Key Components of Results of Operations

Revenues

Our revenues consist of administrative services fees, fintech services fees, investment brokerage fees, project brokerage fees, project research fees and interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Years Ended September 30,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Administrative services fees-a related party	50,446	1.6	67,113	3.3	66,937	7.8
Fintech services fees – algorithm and big data	3,025,275	95.6	1,373,137	67.6	-	-
Fintech services fees – blockchain	23,177	0.7	58,902	2.9	-	-
Investment brokerage fees	-	-	512,046	25.2	288,548	33.4
Project brokerage fees	-	-	-	-	76,606	8.9
Project research fees	64,148	2.0	-	-	365,153	42.3
Project research fees-a related party	-	-	-	-	63,838	7.4
Interest income and others	386	0.1	19,657	1.0	2,146	0.2
Total revenues	3,163,432	100.0	2,030,855	100.0	863,228	100.0

Administrative services fees

Revenue from administrative services is derived from a fixed-fee billing arrangement. Under the arrangement, our customer agrees to pay a predetermined fee periodically over the contract terms as specified in the service agreement in return for a set of integrated administrative services (stand-ready obligations) over the contract terms. Administrative services we provided include handling and managing corporate documents, maintaining and updating corporate changes and registrations, providing registered offices, and filing income tax returns. The services we provided under the arrangement are substantially the same during each particular month. Accordingly, we recognize revenue for administrative services on a monthly basis throughout the duration of the contract. On July 1, 2025, we terminated the administrative services agreement, and no administrative services fees has been generated. For the years ended September 30, 2025, 2024 and 2023, revenue from administrative services represented approximately 1.6%, 3.3% and 7.8%, respectively, of our total revenues for the respective periods.

Fintech services fees

We, through our operating subsidiary, provide fintech services to customers by providing algorithm and big data models and a blockchain system for the customer’s use in return for fintech services fees.

Algorithm and big data - We enter into distinct fintech services agreements with customers to provide algorithms and big data models for the customers’ use in return for a fintech service fee. There are two types of arrangement entered, i.e. (i) brokering the algorithms and big data models on behalf of the vendor and (ii) providing fintech services related to the algorithms and big data models directly to the customers.

Brokering the algorithms and big data models – We brokered the algorithms and big data models on behalf of the vendor until we acquired the related cloud-based fintech solution from the vendor in August 2024. We enter into distinct fintech services agreements with the customers to provide algorithms and big data models developed by a vendor for the customer’s use in return for a fintech service fee. As clearly identified in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component that is based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds the predetermined amount (i.e., “overage fees”). Based on our best estimate, we do not expect that excess usage will occur. Therefore, the minimum usage requirement as determined in the agreement is the most likely amount that we would be entitled to. Customers simultaneously receive and consume the benefits as the services are rendered by us, i.e. access to and utilize the models according to the customers’ needs. Accordingly, we received revenue from brokering the algorithms and big data models monthly with the fixed consideration (i.e. the minimum usage payment) recognized ratably across the contract period.

Providing the algorithms and big data models directly to our customers - Since we acquired the related cloud-based fintech solution from the vendor in August 2024, we provide the fintech services related to the provision of algorithms and big data models to the customers directly in return for fee income. We enter into distinct fintech services agreements with the customers to provide algorithms and big data models owned by us for the customers’ use in return for a fintech service fee. As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models is based solely on usage. Customers simultaneously receive and consume the benefits as the services are rendered by us, i.e. access to and utilize the models according to the customers’ needs. Accordingly, we received revenue from providing the algorithms and big data models monthly with the variable consideration (i.e. the actual usage payment) recognized based on actual usage over the contract period.

The following table presents key operating data of fintech services fees - algorithm and big data for the periods presented:

	For the Years Ended September 30,
	2025	2024	2023
Fintech services fees - algorithm and big data
Customer A	$1,628,015	$-	-
Customer B	$586,399	$504,776	-
Customer C	$424,727	$868,361	-
Customer D	$386,134	$-	-
Total fintech services fees - algorithm and big data	$3,025,275	$1,373,137	-

Number of customers	4	2	-

For the years ended September 30, 2025, 2024 and 2023, services fees from fintech services related to the provision of algorithms and big data models represented approximately 95.6%, 67.6% and nil, of our total revenues, respectively.

Blockchain - We entered into a distinct fintech services agreement with customers to provide a blockchain system developed by our supplier for the customer’s use in return for a one-time fixed services fee income for the system provided. Fees for our services are predetermined and mutually agreed upon with our customer. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the system is implemented and operational. Fintech services fees related to the procurement of the blockchain system accounted for 0.7%, 2.9% and nil of total revenues for the years ended September 30, 2025, 2024 and 2023, respectively. The following table presents key operating data of fintech services fees - blockchain for the periods presented:

	For the Years Ended September 30,
	2025	2024	2023
Fintech services fees - blockchain	$23,177	$58,902	-

Number of projects	1	2	-

Weighted average fees (1)	$23,177	$29,451	-

(1) Weighted average fee are derived from our fintech services fees - blockchain based on the number of projects undertaken during the year.

Investment brokerage fees

We, through our Operating Subsidiaries, provide investment brokerage services to customers by assisting them in acquiring a stake in specific investments, in return for one-time fixed investment brokerage fees. The following table presents key operating data of investment brokerage fees for the periods presented:

	For the Years Ended September 30,
	2025	2024	2023
Investment brokerage fees	$-	$512,046	288,548

Number of projects	-	4	3

Weighted average fees (1)	$-	$128,012	96,183

(1) Weighted average fee are derived from our investment brokerage fees based on the number of projects undertaken during the year.

We enter into distinct investment brokerage agreements with our customers. Fees for our services are predetermined and mutually agreed upon with our customers. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the successful registration of the customers’ stake in the investments. Investment brokerage fees accounted for nil, 25.2% and 33.4% of total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Project brokerage fees

We, through our Operating Subsidiaries, provide project brokerage services to a customer by assisting them in acquiring a stake in a specific project in an industrial park in China, in return for one-time fixed project brokerage fees. The following table presents key operating data of project brokerage fees for the periods presented:

	For the Years Ended September 30,
	2025	2024	2023
Project brokerage fees	$-	$-	76,606

Number of projects	-	-	1

Weighted average fees (1)	$-	$-	76,606

(1) Weighted average fee are derived from our project brokerage fees based on the number of projects undertaken during the year.

We enter into a distinct project brokerage agreement with our customer. The fees for our services are predetermined and mutually agreed upon with our customer. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the successful registration of the stake in the project. The project brokerage fees accounted for nil, nil and 8.9% of total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Project research fees

We, through our Operating Subsidiaries, provide project research services to customers by providing them with project research reports in relation to specific projects in industrial parks in China, in return for one-time fixed project research fee. The following table presents key operating data of project research fees for the periods presented:

	For the Years Ended September 30,
	2025	2024	2023
Project research fees	$64,148	$-	428,991

Number of projects	1	-	8

Weighted average fees (1)	$64,148	$-	53,624

(1) Weighted average fee are derived from our project research fees based on the number of projects undertaken during the year.

We enter into distinct project research agreements with our customers. The fees for our services are predetermined and mutually agreed upon with our customers. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the delivery of the project research reports. Project research fees accounted for 2.0%, nil and 49.7% of total revenues for the years ended September 30, 2025 and 2024 and 2023, respectively.

Interest income and others

Interest income and others primarily consist of interests earned on bank deposits and sundry income.

Interest income is recognized using the effective interest method.

For the years ended September 30, 2025, 2024 and 2023, interest income and others accounted for 0.1%, 1.0% and 0.2% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Years Ended September 30,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
(Reversal of) allowance for expected credit losses	(14,335)	(0.4)	21,321	1.1	(71)	-
Amortization of intangible assets	402,527	12.7	64,006	3.2	-	-
Commission	408,268	12.9	169,262	8.3	-	-
Compensation and benefits	101,002	3.2	112,928	5.6	99,030	11.5
Compensation and benefits-related parties	184,065	5.8	183,889	9.0	77,090	8.9
Depreciation	1,471	0.1	1,468	0.1	474	0.1
Exchange loss (gain)	57,269	1.8	(7,618)	(0.4)	54	-
Interest expenses-a related party	558	-	-	-	-	-
IT maintenance fees	184,746	5.8	19,160	0.9	-	-
Occupancy costs	76,420	2.4	92,294	4.5	95,263	11.0
Professional fees	375,052	11.8	346,802	17.1	67,796	7.8
Professional fees-related parties	23,817	0.8	-	-	-	-
Travel and business development	33,405	1.1	16,599	0.8	33,715	3.9
Other administrative expenses	38,698	1.2	29,878	1.5	21,527	2.5
Total expenses	1,872,963	59.2	1,049,989	51.7	394,878	45.7

(Reversal of) allowance for expected credit losses

(Reversal of) allowance for expected credit losses represent the movement of provision for expected credit loss. The (reversal of) allowance for credit losses accounted for 0.4% and 1.1% of our total revenue for the years ended September 30, 2025 and 2024 and the reversal for credit losses was immaterial compared with our total revenues for the year ended September 30, 2023.

Amortization of intangible assets

Amortization of intangible assets arises from the amortisation of our cloud-based fintech solution. Amortization accounted for 12.7%, 3.2% and nil of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Commission

Commission mainly represents sales commission paid in relation to the fintech services rendered. Commission expenses accounted for 12.9% and 8.3% of our total revenues for the years ended September 30, 2025 and 2024 and no such expense incurred for the year ended September 30, 2023.

Compensation and benefits

Compensation and benefits mainly represent salaries and contributions to retirement benefit scheme for our staff. Compensation and benefits expenses accounted for 9.0%, 14.6% and 20.4% of our total revenues for years ended September 30, 2025, 2024 and 2023, respectively.

Depreciation

Depreciation arises from the depreciation of our office equipment. Depreciation accounted for 0.1%, 0.1% and 0.1% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Exchange loss (gain)

Exchange loss (gain) arises from exchange difference when translation from U.S. Dollars and Chinese Yuan (“CNY”) to Macanese Pataca (“MOP”). Exchange loss (gain) accounted for 1.8% and 0.4% of our total revenues for the years ended September 30, 2025 and 2024 and exchange loss was immaterial compared with our total revenues for the year ended September 30, 2023.

Interest expenses

Interest expenses arise from advance from a related party in August 2025 for operational purpose. Interest expenses were immaterial compared with our total revenues for the year ended September 30, 2025 and no such expense incurred for the years ended September 30, 2024 and 2023.

IT maintenance fees

IT maintenance fees mainly represent outsourced maintenance fees for cloud-based fintech solution. IT maintenance fees accounted for 5.8% and 0.9% of our total revenues for the years ended September 30, 2025 and 2024 and no such expense incurred for the year ended September 30, 2023.

Occupancy costs

Occupancy costs are the rental and related expenses we incurred on the lease of our office premises, which accounted for approximately 2.4%, 4.5% and 11.0% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Professional fees

Professional fees are mainly the service fees for accounting, audit, legal and consultancy services that we incurred in the ordinary course of business operations. Professional fees accounted for 12.6%, 17.1% and 7.8% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Travel and business development

Travel and business development expenses encompass both overseas and local travel, as well as other costs incurred in the development of our business and the expansion of our network. Travel and business development accounted for 1.1%, 0.8% and 3.9% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Other administrative expenses

Other administrative expenses mainly consist of bank charges and advertising and promotion expenses. Other administrative expenses accounted for 1.2%, 1.5% and 2.5% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Income Tax

Our subsidiaries operated in Macau are subjected to complementary tax (the equivalent of what is known as “income tax” in other jurisdictions) on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Macau complementary tax regulations. For the years ended September 30, 2025, 2024 and 2023, Macau complementary tax was calculated at a statutory tax rate of 12%. Taxable profits below MOP600,000 are exempt from tax.

The PRC withholding tax is a deduction from payments made by our PRC customers. Based on the tax rules currently in effect in the PRC, the withholding tax rate is 10% for income received by us from our PRC customers. The withholding tax is treated as an income tax since it is assessed based on the income and is paid on our behalf by our PRC customers. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income”, the 10% withholding tax paid in the PRC can be credited against our Macau complementary tax liability on the same income.

For the years ended September 30, 2025, 2024 and 2023, income tax accounted for 9.1%, 9.0% and 5.7%  of our total revenues, respectively. For the years ended September 30, 2025, 2024 and 2023, income tax arose from our current tax on profits generated from our subsidiaries and deferred tax related to operating lease.

Under Macau complementary tax regulations, there is no time bar on statutory examinations to be carried out by the Macau tax authority, and all income tax returns of our subsidiaries in Macau remain open for the examination. As of September 30, 2025 and 2024, we had no open tax investigation from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended September 30,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Administrative services fees-a related party	50,446	1.6	67,113	3.3	66,937	7.8
Fintech services fees – algorithm and big data	3,025,275	95.6	1,373,137	67.6	-	-
Fintech services fees – blockchain	23,177	0.7	58,902	2.9	-	-
Investment brokerage fees	-	-	512,046	25.2	288,548	33.4
Project brokerage fees	-	-	-	-	76,606	8.9
Project research fees	64,148	2.0	-	-	365,153	42.3
Project research fees-a related party	-	-	-	-	63,838	7.4
Interest income and others	386	0.1	19,657	1.0	2,146	0.2
Total revenues	3,163,432	100.0	2,030,855	100.0	863,228	100.0
Expenses:
Reversal of (allowance for) expected credit loss	14,335	(0.4)	(21,321)	1.1	71	-
Amortization of intangible assets	(402,527)	12.7	(64,006)	3.2	-	-
Commissions	(408,268)	12.9	(169,262)	8.3	-	-
Compensation and benefits	(101,002)	3.2	(112,928)	5.6	(99,030)	11.5
Compensation and benefits-related parties	(184,065)	5.8	(183,889)	9.0	(77,090)	8.9
Depreciation	(1,471)	0.1	(1,468)	0.1	(474)	0.1
Exchange (loss) gain	(57,269)	1.8	7,618	(0.4)	(54)	-
Interest expenses-a related party	(558)	-	-	-	-	-
IT maintenance fees	(184,746)	5.8	(19,160)	0.9	-	-
Occupancy costs	(76,420)	2.4	(92,294)	4.5	(95,263)	11.0
Professional fees	(375,052)	11.8	(346,802)	17.1	(67,796)	7.8
Professional fees-related parties	(23,817)	0.8	-	-	-	-
Travel and business development	(33,405)	1.1	(16,599)	0.8	(33,715)	3.9
Other administrative expenses	(38,698)	1.2	(29,878)	1.5	(21,527)	2.5
Total expenses	1,872,963	59.2	1,049,989	51.7	394,878	45.7
Income before income taxes	1,290,469	40.8	980,866	48.3	468,350	54.3
Provision for income taxes	(289,134)	9.1	(182,150)	9.0	(48,792)	5.7
Net income	1,001,335	31.7	798,716	39.3	419,558	48.6

Year Ended September 30, 2025 Compared to Year Ended September 30, 2024

Revenues

Total revenues increased significantly by 55.8% from US$2,030,855 for the year ended September 30, 2024 to US$3,163,432 for the year ended September 30, 2025. This increase was principally attributed to a substantial rise in our fintech services fees and project research fees, and partially offset by the decline in administrative services fees and investment brokerage fees.

Administrative services fees — Revenue generated from administrative services is based on fixed fee billing arrangements. For the year ended September 30, 2024, revenue recognized from a customer covered a full 12-month period. For the year ended September 30, 2025, only 9 months of revenue were recognized as the underlying contract had been terminated on July 1, 2025.

Fintech services fees — Fintech services fees for the year ended September 30, 2025 amounted to US$3,048,452, compared to US$1,432,039 for the year ended September 30, 2024. The substantial growth was primarily driven by the successful onboarding of two new customers utilizing fintech services for algorithm and big data model, which contributed approximately 66.8% of the total fintech services fees during the year ended September 30, 2025. Additionally, the increase in income from our existing customers indicated a higher utilization of services in algorithm and big data model, combined with a slightly decline in fintech services of blockchain, contributing to the overall revenue growth.

Investment brokerage fees — Investment brokerage fees decreased from US$512,046 for the year ended September 30, 2024 to nil for the year ended September 30, 2025. This was because we were not engaged in any investment brokerage activities during the year ended September 30, 2025.

Project research fees — Project research fees increased from nil for year ended September 30, 2024 to US$64,148 for year ended September 30, 2025. This was because we were not engaged in any project research activities during the year ended September 30, 2024 and we successfully onboarded one project research activity during the year ended September 30, 2025.

Interest income and others — Interest income and others decreased from US$19,657 for the year ended September 30, 2024 to US$386 for the year ended September 30, 2025. The decrease was attributable to a refund of professional fees paid in previous year amounting to US$17,670 recognized during the year ended September 30, 2024, with only bank interest income received during the year ended September 30, 2025.

Expenses

(Reversal of) allowance for expected credit loss — Expected credit loss changed from provision of US$21,321 for the year ended September 30, 2024 to reversal of US$14,335 for the year ended September 30, 2025. This change primarily reflected a decrease in receivables from customers outstanding as of September 30, 2025 as compared with September 30, 2024, while the credit risk associated with the underlying customer portfolio remained largely unchanged between the two periods, resulting in a corresponding decrease in the allowance for expected credit losses.

Amortization of intangible assets — Amortization of intangible assets increased from US$64,006 for the year ended September 30, 2024 to US$402,527 for the year ended September 30, 2025, primarily due to the full-year amortization impact of the cloud-based fintech solution of US$1,158,243 acquired in August 2024, whereas amortization in prior year reflected only a two-months charge following the acquisition. Intangible assets are amortized on a straight-line basis over their expected useful lives, which we have assessed to be three years based on an external valuation report and the estimated economic benefits derived from their use.

Commissions — Commission expenses increased from US$169,262 for the year ended September 30, 2024 to US$408,268 for the year ended September 30, 2025. The increase was in line with the increase in fintech services fees earned during the year ended September 30, 2025.

Compensation and benefits — Compensation and benefits expenses decreased from US$296,817 for the year ended September 30, 2024 to US$285,067 for the year ended September 30, 2025. The decrease was primarily due to our average headcount reduced from 10 employees for the year ended September 30, 2024 to 9 employees for the year ended September 30, 2025.

Depreciation — Depreciation expenses remained consistent for the years ended September 30, 2025 and 2024 since there was no addition or disposal of office equipment between the two periods.

Exchange (loss) gain — Exchange (loss) gain changed from exchange gain US$7,618 for the year ended September 30, 2024 to exchange loss US$57,269 for the year ended September 30, 2025 mainly because of the depreciation of CNY.

Interest expenses — Interest expenses represent interest accrued on the advance from a related party in August 2025 for operational purpose, which was unsecured, interest bearing at 3.5% p.a., and repayable on or before August 11, 2026. No such advance was noted for the year ended September 30, 2024.

IT maintenance fees — IT maintenance fees increased from US$19,160 for the year ended September 30, 2024 to US$184,746 for the year ended September 30, 2025, primarily due to the commencement of an outsourced IT maintenance contract in August 2024. Accordingly, the prior year reflected only a two-months period of outsourced services, while the year ended September 30, 2025 reflected a full-year impact.

Occupancy costs — Occupancy costs decreased from US$92,294 for the year ended September 30, 2024 to US$76,420 for the year ended September 30, 2025, primarily due to more favourable office lease terms secured under a new tenancy agreement entered in November 2024.

Professional fees — Professional fees increased from US$346,802 for the year ended September 30, 2024 to US$398,869  for the year ended September 30, 2025, primarily due to increased professional fees paid to a related party amount to US$23,817 in connection with ongoing investor relations services following IPO.

Travel and business development — Travel and business development expenses increased from US$16,599 for the year ended September 30, 2024 to US$33,405 for the year ended September 30, 2025. The increase was mainly attributable to additional travel to the United States undertaken in relation to our IPO process.

Other administrative expenses — Other administrative expenses increased from US$29,878 for the year ended September 30, 2024 to US$38,698 for the year ended September 30, 2025. The increase was primarily attributable to renovation expenses of US$14,732 incurred during the year ended September 30, 2025, partially offset by sponsorship expenses of US$5,096 recognized in the year ended September 30, 2024, which did not recur in 2025.

Income before income taxes

We had an income before income taxes of US$1,290,469 and US$980,866  for the years ended September 30, 2025 and 2024, respectively. The increase in income before income taxes mainly due to the growth in revenue during the year ended September 30, 2025.

Provision for income taxes

Income tax expense increased from US$182,150 expenses for the year ended September 30, 2024 to US$289,134 for the year ended September 30, 2025. The change was primarily due to the increase in withholding tax incurred in relation to fintech services rendered to our PRC customers.

Net income

As a result of the foregoing factors, net income increased from US$798,716 for the year ended September 30, 2024 to US$1,001,335 for the year ended September 30, 2025. This marked improvement in net income underscores the successful growth in our revenue streams, especially from fintech services, and highlights our enhanced strategic focus and business development efforts.

Year Ended September 30, 2024 Compared to Year Ended September 30, 2023

Revenues

Total revenues increased significantly by 135.3% from US$863,228 for the year ended September 30, 2023 to US$2,030,855 for the year ended September 30, 2024. This increase was principally attributed to a substantial rise in our fintech services fees and investment brokerage fees and partially offset by the decrease in our project brokerage fees and project research fees.

Administrative services fees — Revenue generated from administrative services is based on fixed fee billing arrangements. This revenue stream remained consistent over the two years, with the same customer engaging our services for approximately the same amount of fees in both years.

Fintech services fees — Fintech services fees for the year ended September 30, 2024 amounted to US$1,432,039, compared to nil for the year ended September 30, 2023. The change was mainly due to the introduction of fintech services to our customer during the year ended September 30, 2024. During the year ended September, 2024, we were engaged by two customers in providing algorithms and big data models in return for fee income. Additionally, we undertook two projects in fintech services to provide the blockchain system during the same period.

Investment brokerage fees — Investment brokerage fees increased by 77.5% from US$288,548 for the year ended September 30, 2023 to US$512,046 for the year ended September 30, 2024. This was primarily because we were engaged in more investment brokerage activities, rising from 3 projects in 2023 to 4 projects in 2024.

Project brokerage fees — Project brokerage fees decreased from US$76,606 for the year ended September 30, 2023 to nil for the year ended September 30, 2024. We were not engaged in any project brokerage business during the year ended September 30, 2024.

Project research fees — Project research fees decreased from US$428,991 for the year ended September 30, 2023 to nil for the year ended September 30, 2024. This was primarily because we were not engaged in any project research activities during the year ended September 30, 2024.

Interest income and others — Interest income and others increased from US$2,146 for the year ended September 30, 2023 to US$19,657 for the year ended September 30, 2024. The increase was attributable to a sundry income amounting to US$17,685 recognized for the year ended September 30, 2024.

Expenses

Allowance for (reversal of) expected credit loss — Allowance for credit loss increased from reversal of US$71 for the year ended September 30, 2023 to provision of US$21,321 for the year ended September 30, 2024. The change corresponded with the increase in receivables from customers between September 30, 2023 and 2024, resulting in a corresponding increase in allowance for expected credit loss.

Amortization of intangible assets — Amortization of intangible assets increased from nil for the year ended September 30, 2023 to US$64,006 for the year ended September 30, 2024, which was a result of addition of a cloud-based fintech solution of US$1,158,243 in August 2024. Intangible assets are amortized on a straight-line basis over their expected useful lives, which we have assessed to be three years based on an external valuation report and the estimated economic benefits derived from their use.

Commission — Commission expenses increased from nil for year ended September 30, 2023 to US$169,262 for the year ended September 30, 2024. The increase was mainly related to the introduction of fintech services to our customer with sales commission expenses incurred during the year ended September 30, 2024.

Compensation and benefits — Compensation and benefits expenses increased by 68.5% from US$176,120 for the year ended September 30, 2023 to US$296,817 for the year ended September 30, 2024. The increase primarily stemmed from an expansion in our workforce, with our average headcount growing substantially from 5 employees for the year ended September 30, 2023 to 9 employees for the year ended September 30, 2024.

Depreciation — Depreciation expenses increased from US$474 for the year ended September 30, 2023 to US$1,468 for the year ended September 30, 2024, which was a result of addition of office equipment of US$5,421 in July 2023.

Exchange (loss) gain — Exchange (loss) gain increased from exchange loss US$54 for the year ended September 30, 2023 to exchange gain US$7,618 for the year ended September 30, 2024 mainly because of the appreciation of CNY.

IT maintenance fees — IT maintenance fees increased from nil for the year ended September 30, 2023 to US$19,160 for the year ended September 30, 2024. This increase was primarily driven by outsourced maintenance fees for our cloud-based fintech solution, which began in August 2024, which amounted to US$19,160 for the year ended September 30, 2024.

Occupancy costs — Occupancy costs decreased by 3.1% from US$95,263 for the year ended September 30, 2023 to US$92,294 for the year ended September 30, 2024, primarily due to more favourable office rent terms secured under a new tenancy agreement entered in January 2023.

Professional fees — Professional fees significantly increased by 411.5% from US$67,796 for the year ended September 30, 2023 to US$346,802 for the year ended September 30, 2024. This increase was primarily due to an increase of US$268,734 in audit fee for the audit of our consolidated financial statements. The rise in professional fees was further driven by an increase of US$10,255 in legal, accounting, annual registration fees and share allotments for entities such as Zenta Cayman, ZGCL Macau, LICCL, LMSL, and LFTL, which were either acquired or incorporated in February, May and July 2023.

Travel and business development — Travel and business development expenses decreased by 50.8% from US$33,715 for the year ended September 30, 2023 to US$16,599 for the year ended September 30, 2024. This decrease was primarily due to a product launch event organized at The Macau Tower Convention and Entertainment Center in September 2023, which amounted to US$10,254, whereas no similar events were organized during the year ended 30 September, 2024.

Other administrative expenses — Other administrative expenses remained consistent for the year ended September 30, 2024 and 2023 due to no significant change in operations between two periods.

5.B.	Liquidity and Capital Resources

We recorded net cash outflow in operating activities of US$$3,662,588 and US$340,501  for the years ended September 30, 2025 and 2024, respectively. As of September 30, 2025, we had working capital of US$3,032,675 and US$1,042,230 in cash, out of which US$6,061 was held in Macanese Pataca, and the rest was held in Hong Kong dollars and other currencies.

In assessing our liquidity, we monitor and analyse our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Equity financing in form of shares allotment and cash generated from operations have been utilized to finance our working capital requirements. Prior to our initial public offering on September 9, 2025, our principal sources of liquidity to finance our operating activities are from the financings provided by our related parties and major shareholders.

On September 9, 2025, we completed our initial public offering on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM”. As part of the IPO, we granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover over-allotments, if any. Subsequently, on October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

●	addition equity financing from our major shareholders or third-party investors; and/or

●	financial support from our related parties and major shareholders.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions and competitive environment of the capital market industry in Macau and changes in regulatory requirements, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Years Ended September 30,
	2025	2024	2023
	US$	US$	US$
Net cash (used in) provided by operating activities	(3,662,588)	(340,501)	568,405
Net cash used in investing activities	(211,688)	-	(5,421)
Net cash provided by (used in) financing activities	4,588,829	140,254	(91,752)
Effect of exchange rates on cash	566	2,975	255
Net increase (decrease) in cash	715,119	(197,272)	471,487
Cash, beginning balance	327,111	524,383	52,896
Cash, ending balance	1,042,230	327,111	524,383

Operating activities

Net cash used in operating activities for the year ended September 30, 2025 was US$3,662,588, as compared to the net income of US$1,001,335. The difference was primarily attributable to a decrease of US$1,061,513 in receivables from customers, an increase of US$3,843,615 in prepaid expenses, an increase of US$842,676 in deposits and other assets, a decrease of US$153,759 in accounts payables and a decrease of US$1,186,854 in accrued expenses and other liabilities. The increases in prepaid expenses and deposits and other assets mainly reflected advance payments and additional deposits made in the ordinary course of business, which reduced operating cash flows during the year. These changes also reflect timely recovery of receivables and settlement of payables before the period end. The decrease in accrued expenses and other liabilities was mainly related to the consideration payable for the acquisition of intangible assets, which we fully settled by the period end.

Net cash used in operating activities for the year ended September 30, 2024 was US$340,501, as compared to the net income of US$798,716. The difference was primarily attributable to an increase of US$1,655,244 in receivables from customers, an increase of US$153,418 in accounts payable, and an increase of US$179,006 in accrued expenses and other liabilities. These receivables were related to the fintech services and investment brokerage services rendered during the year, with fees not yet received by the year end. The payables were related to the costs incurred in relation to fintech services introduced during the year, with costs not yet settled by the year end. The accrued expenses and other liabilities were mainly related to the consideration payable for the acquisition of intangible assets and commission incurred in relation to fintech services introduced during the year, with costs not yet settled by the end of the year.

Net cash provided by operating activities for the year ended September 30, 2023 was US$568,405, as compared to the net income of US$419,558. The difference was primarily attributable to a decrease of US$104,694 in receivables from customers, reflecting a timely recovery of receivables before the year end.

Investing activities

Net cash used in investing activities for the year ended September 30, 2025 was US$211,688, which was fully spent on the purchase of intangible assets.

There was no net cash used in investing activities for the year ended September 30, 2024.

Net cash used in investing activities for the year ended September 30, 2023 was US$5,421, which was fully spent on the purchase of office equipment.

Financing activities

Net cash provided by financing activities for the year ended September 30, 2025 was US$4,588,829. This was primarily due to net proceeds from issuance of ordinary shares pursuant to our IPO of US$5,247,354, partially offset by the payment of offering costs directly related to the IPO of US$428,254 and repayment to related parties of US$230,271.

Net cash provided by financing activities for the year ended September 30, 2024 was US$140,254. This inflow primarily consisted of payments of IPO-related offering costs of US$411,969 and financings obtained from related parties of US$552,223.

Net cash used in financing activities for the year ended September 30, 2023 was US$91,752. This outflow primarily consisted of IPO-related offering costs of US$159,430 and financings obtained from related parties of US$67,678.

Research and Development, Patents and Licenses, etc.

We have not historically incurred significant expenditures on in house research and development. Our technology development activities have primarily consisted of acquiring and integrating third party fintech solutions, enhancing and upgrading existing algorithmic and big data models, and implementing blockchain system technology to support our service offerings.

In August 2024, we acquired an AI driven fintech solution from a third party vendor for approximately US$1,158,243 (equivalent to MOP 9,270,000). The acquired solution is an algorithmic platform designed to support a range of fintech services, including the use of algorithmic and big data models in connection with the delivery of services to customers. In July 2025, we acquired a blockchain system from a third party vendor for approximately US$212,008 (equivalent to MOP 1,699,500). This system is a proprietary distributed ledger technology platform designed to support secure, transparent and efficient transaction processing and to enable the provision of blockchain based services to customers. In addition, during the fiscal year ended September 30, 2025, we entered into a contract with a third party service provider to upgrade our existing algorithmic and big data models for a total contract sum of approximately US$192,735 (equivalent to MOP 1,545,000).

We also incur ongoing costs for technology related training, industry seminars, conferences, and similar professional development activities intended to keep our personnel current with technological developments in the fintech sector.

Off-Balance Sheet Commitments and Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

During the year, we entered into a contract to upgrade the existing algorithmic and big data models. The total contract sum amounted to US$192,735 (equivalent to MOP 1,545,000). As at September 30, 2025, we had paid deposits of US$141,339 (equivalent to MOP 1,133,000), which were recorded as deposits under current assets. The remaining contractual commitments in respect of this upgrade amounted to US$51,396 (equivalent to MOP 412,000) as at year end. The deposits will be reclassified to intangible assets when the upgrade is ready and available for its intended use (i.e., placed in service), which is expected to occur in January 2026.

As of the date of this annual report, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of September 30, 2025:

US$
By September 30,
2026 and total future lease payments	74,210

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Macau has not materially affected our results of operations in recent years. According to the Statistics and Census Service Department of Government of Macao Special Administrative Region, the year-over-year percent changes in the average composite consumer price index rose by 0.24% for the years ended September 30, 2025 and 2024. Although we have not been affected by inflation at this point in time, we may be affected if Macau and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

5.C.	Research and Development

See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property.”

5.D.	Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for doubtful accounts, amortization of intangible assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease ROU assets and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, receivables from customers, and income taxes, of which the details are set out in our consolidated financial statements. You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairment of long-lived assets

We review long-lived assets, including office equipment, intangible assets and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of September 30, 2025 and 2024, no impairment of long-lived assets were recognized.

Allowance for expected credit loss against financial assets

We assess the allowance by pooling relevant financial assets that have similar risk characteristics and evaluates receivables individually when specific assets no longer share those risk characteristics. We determine the expected credit loss based on aging data, historical collection experience, customer specific facts, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. As of September 30, 2025 and 2024, the balance of allowance for expected credit loss against financial assets were US$7,059 and US$21,449, respectively.

Amortization of intangible assets

Intangible assets acquired separately are initially recognized at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

Our intangible assets consist of (i) a cloud-based fintech solution, which is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to our customers, and (ii) a blockchain system, which is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to our customers. We have assessed the useful life of intangible assets to be three years, based on an external valuation report and the estimated economic benefits derived from its use. For the years ended September 30, 2025, 2024 and 2023, amortization expense was US$402,527, US$64,006 and nil, respectively.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as at the date of this annual report:

Name	Age	Position
Mr. Ng Wai Ian	45	Director, Chairman of the board, Chief Executive Officer
Mr. Sou Weng Seng	46	Director, Chief Operating Officer
Mr. Ieong Fong Hang	54	Chief Financial Officer
Mr. Charles Ng Chak Keung[1]	52	Independent Director
Mr. Edward Sit Ying Wah[1]	45	Independent Director
Mr. Ng Ka Man[1]	39	Independent Director

Mr. Ng Wai Ian, aged 45, is the founder of the Company. He is the Chairman of the board and Chief Executive Director of the Company. He has 17 years of experience in business management and technology investment. Prior to founding the Company, he worked as IT Specialist in Luso International Banking Ltd., Macau from 2003 to 2005. From 2005 to 2008, he worked as IT Specialist in Wynn Resorts (Macau), S.A. After that, he founded UO Electronic Information Limited and took the post of General Manager from 2008 to 2012. Then Mr. Ng founded China Oriental (International) Limited and took the post of Chairman from 2013 to 2023. Then in 2019 Mr. Ng founded Zenta Macau. Mr. Ng graduated from Jinan University in 2003 with bachelor degree, majoring in Electronic and Information Engineering.

Mr. Sou Weng Seng, aged 46, is the co-founder of the Company. He is a Director and Chief Operating Officer of the Company. He has more than 10 years of experience in industrial park industry. He was co-founder and General Manager of T & T Investment Planning Company Limited from 2014 to 2023. From 2021 to 2023, he was the Director of Zhuhai Dakang Private Equity Management Company Limited. Mr. Sou graduated from South China University of Technology in 2003 with bachelor degree, majoring in Electronic and Information Engineering.

Mr. Ieong Fong Hang, aged 54, is Chief Financial Officer of the Company. He has more than 20 years of experience in banking and finance sector. He worked as Junior Dealer in Luso International Banking Ltd. from 1995 to 1996. Then he joined Standard Chartered Bank, Macau as Dealer from 1996 to 2000. He was Assistant Manager in Banco Delta Asia S.A. from 2000 to 2001. From 2002 to 2003, he was Financial Controller in ASML Macau Commercial Offshore Company Ltd. He joined Treasury Department of Luso International Banking Ltd. in 2003 and left the bank in 2015. His last position in the bank was General Manager in Product and Marketing Department. From 2020 to now, he is the Chairman of Zhuhai Wan Ao Private Equity Fund Management Co. Ltd. And from 2023 to now, he is CFO of the Company. Mr. Ieong graduated from University of Macau in 1995 with bachelor degree, majoring in Business Information System.

Mr. Charles Ng Chak Keung, aged 52, became an Independent Director of the Company upon effectiveness of this Registration Statement. He is an entrepreneur, tech investor and community leader. He has invested in multiple tech companies including unicorns like Databricks, Ironclad, Mammoth Biosciences. Additionally, Mr. Ng was chair of audit committee of Vimicro (Nasdaq: VIMC) and an advisor to SK Telecom, ZGC Innovation Center, Futurewei etc. He recently cofounded the World Leading Scientists Institute(WLSI) with a number of Nobel & Turing Laureates to mentor young scientists and facilitate better US/Asia collaborations. Mr. Ng has been a partner of the investment firm PreAngel Partners since 2015. He graduated from University of California, Berkeley in 1997 with bachelor degree, majoring in Economics and Asian Studies. He finished his study in INSEAD and Tsinghua University with MBA degree in Business in 2011.

Mr. Edward Sit Ying Wah, aged 45, became an Independent Director of the Company upon effectiveness of this Registration Statement. He has more than 13 years of experience in financial sector. He worked as Director in ABN Amro Bank NV from 2011 to 2017. He joined HKEX as Vice President from 2017 to 2020. From 2020 to 2021, Mr. Sit worked as Executive Director in Raffles Family Office. Then he joined IPification as CFO from 2021 to 2022. From 2022 to 2023, he was Managing Director of ARC Group. Mr. Sit graduated from Simon Fraser University with Bachelor of Arts degree in Economics in 2003, and Master of Arts degree in Economics in 2004.

Mr. Ng Ka Man, aged 39, became an Independent Director of the Company upon effectiveness of this Registration Statement. For the past 13 years, Mr. Ng has been working in law industry. He worked in Riquito Advogados, Macau from 2011 to 2014, starting as a Jurist and leaving as a Trainee-Lawyer. From 2016 to March, 2024, he worked in Rato, Ling, Lei & Cortes-(Lektou) – Advogados as a Trainee-Lawyer, and then promoted to the position of Lawyer. From April 2024, Mr. Ng joined RV Lawyers and Notary as a Lawyer. Mr. Ng graduated from the Catholic University of Portugal with Bachelor of Laws degree in 2011, and from the University of Macau with Master of Laws degree in 2024.

6.B.	Compensation

For the years ended September 30, 2024, we paid an aggregate of MOP 762,007 (US$94,704) in cash (including salaries and mandatory provident fund) to our directors, and an aggregate of MOP 1,479,608 (US$183,889) in cash (including salaries and mandatory provident fund) to our directors and officers. For the years ended September 30, 2025, we paid an aggregate of MOP 761,998 (US$94,914) in cash (including salaries and mandatory provident fund) to our directors, and an aggregate of MOP 1,477,729 (US$184,065) in cash (including salaries and mandatory provident fund) to our directors and officers. Our Macau subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Macau Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Share Incentive Plan

As of the date of this annual report, we do not have any share incentive plans.

6.C.	Board Practices

Board of Directors

Our board of directors consists of five directors, comprising of two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to any separate requirement for audit committee approval under applicable law, making appropriate disclosures to the board of directors in accordance with our second amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board.

We recognize the importance and benefit of fostering and promoting diversity among board members and senior management, and believe that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While we do not have formal policies regarding board diversity requirements or for the representation of women on the board of directors or senior management, the nominating and corporate governance committee and our senior executives will be expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

It is expected that the composition of our board will in the future be shaped by the selection criteria to be established by the nominating and corporate governance committee, which is expected to consider a variety of factors in addition to gender, race and ethnicity diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as his or her ability and willingness to devote sufficient time to serve on the our board. It is expected that diversity considerations also are taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within the organization.

In accordance with Nasdaq’s listing requirements with respect to diversity of boards of directors, foreign private issuers listing on Nasdaq must have two diverse directors, or provide an explanation for not meeting such requirement, within two years for the date of listing or December 31, 2026, whichever is later. Foreign private issuers can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Charles Ng Chak Keung, Edward Sit Ying Wah and Ng Ka Man and is chaired by Charles Ng Chak Keung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Charles Ng Chak Keung qualifies as an “audit committee financial expert” under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Charles Ng Chak Keung, Edward Sit Ying Wah and Ng Ka Man and is chaired by Edward Sit Ying Wah. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Charles Ng Chak Keung, Edward Sit Ying Wah and Ng Ka Man and is chaired by Ng Ka Man. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

You should refer to “Description of Securities — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

6.D.	Employees

As of September 30, 2025, we had nine employees, all of whom were full-time employees and were located in Macau. We have five departments in ZGM, including two people in the General Administration Department, two people in the Investment Department, two people in the Strategic Research Department, three people in the Marketing Department, and three people in the Information and Technology Department, of which three employees work in two departments concurrently.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute. All of our employees are employed in Macau, and are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

The Group purchases social security fund for its employees, who are entitled to receive various benefits including pension, disability benefits, unemployment benefits, sickness benefits, maternity benefits, marriage benefits, and funeral benefits in accordance with the law. This provides basic social security for residents, especially elderly care, to improve their quality of life.

6.E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of September 30, 2025, by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. Except as set forth in the following table, there is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, her or it, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned as of September 30, 2025
	Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Ng Wai Ian(2)(6)(7)	6,180,221	53.35%	-	-	53.35%
Sou Weng Seng(3)(6)(7)	1,283,520	11.08%	-	-	11.08%
Ieong Fong Hang(4)	49,411	0.43%	-	-	0.43%
Charles Ng Chak Keung	-	-	-	-	-
Edward Sit Ying Wah	-	-	-	-	-
Ng Ka Man	-	-	-	-	-
Ng Wai Ian(2)(6)(7)	-	-	-	-	-
All directors and executive officers as a group	7,513,152	64.86%	-	-	64.86%

5% shareholders:

Ng Wai Ian(2)	6,180,221	53.35%	-	-	53.35%
Sou Weng Seng(3)	1,283,520	11.08%	-	-	11.08%
Ione Group Company Limited(5) (6)(7)	5,348,002	46.17%	-	-	46.17%
Joa International Investment Company (Macau) Limited(8)	615,114	5.31%	-	-	5.31%

(1)	The business address for our directors and executive officers is at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M
(2)	Ng Wai Ian ultimately holds 76% of Ione Group Company Limited, 100% of Joa International Investment Company (Macau) Limited, 90% of Banghe Investment Limited, and 50% of Mingyao Investment Company Limited. Together with the 8.90% of Ordinary Shares held directly by him, Ng Wai Ian holds 53.35% of the Company.
(3)	Sou Weng Seng ultimately holds 24% of Ione Group Company Limited.
(4)	Ieong Fong Hang holds 10% of Banghe Investment Limited which holds 4.27% of the Company.
(5)	76% of Ione Group Company Limited is ultimately held by Ng Wai Ian, and 24% held by Sou Weng Seng.
(6)	On June 24, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consultant (the “Consultant”), pursuant to which the Consultant will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 4% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consultant. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 4.60% of the issued share capital of Zenta Group Company Limited to the Consultant.
(7)	On July 2, 2024, Ione Group Company Limited entered into a Consultancy Agreement with a consulting company (the “Consulting Company”), pursuant to which the Consulting Company will provide consultancy services to help generally guide Ione Group Company Limited, and as consideration for the services the Ione Group will transfer, at least 1 day prior to the effectiveness of the Registration Statement, 1% of the enlarged issued share capital of Zenta Group Company Limited after this offering, to the Consulting Company. Prior to the effectiveness of the registration statement, Ione Group Company will transfer 1.15% of the issued share capital of Zenta Group Company Limited to the Consulting Company.
(8)	100% of Joa International Investment Company (Macau) Limited is ultimately held by Ng Wai Ian.

On December 19, 2025, we held an extraordinary general meeting and, among other things, increased our authorised share capital from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each, and re-designate and re-classify our authorised share capital from US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,000,000,000 Class A Ordinary Shares of par value US$0.001 each and 20,000,000 Class B Ordinary Shares of par value US$0.001 each as follows: a) re-designate and reclassify all the authorised and issued Ordinary Shares in the authorised share capital of the Company held by the existing shareholders of the Company (except the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate), each conferring the holder thereof one (1) vote per Class A Ordinary Share; b) re-designate all the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate into 6,367,680 Class B Ordinary Shares, each conferring the holder thereof 50 votes per Class B Ordinary Share; and c) re-designate and reclassify the remaining 994,558,841 authorised but unissued Ordinary Shares in the Company into 994,558,841 Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 13,632,320 Ordinary Shares into 13,632,320 Class B Ordinary Shares on a one for one basis.

As of the date of this annual report, our authorized share capital is US$1,020,000 divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 20,000,000 Class B Ordinary Shares of a par value of US$0.001 each. Holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to one (1) vote per share and fifty (50) votes per share, respectively. As of the date of this annual report, we have 5,441,159 Class A Ordinary Shares and 6,367,680 Class B Ordinary Shares issued and outstanding, each with a par value of US$0.001 per share.

Enforcement of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Macau and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

CAYMAN ISLANDS

Enforceability

Ogier, our counsel to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Ogier that the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Anti-money laundering – Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Macau

All of our directors and officers reside outside the United States in Macau. There is uncertainty as to whether the courts of Macau would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Macau against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Redinha Varela Ng Lawyers, our counsel as to Macau law, have advised us the recognition and enforcement of foreign judgments are provided for under the Macau Civil Procedure Law. Macau courts may recognize and enforce foreign judgments in accordance with the requirements set forth in the Macau Civil Procedure Law, unless there is a special arrangement in place, such as the Agreement on Reciprocal Confirmation and Enforcement of Judgments in Civil and Commercial Matters between Mainland China and the Macau Special Administrative Region of 2006. For the Macau courts to recognize and enforce foreign judgments, the following requirements must generally be met:

●	There must be no doubts about the authenticity of the document containing the decision or about the intelligibility of the decision.

●	The decision must have become final and unappealable according to the law of the place where it was rendered.

●	It must come from a court whose jurisdiction has not been provoked in fraud of the law and does not deal with matters of exclusive jurisdiction of the courts of Macau.

●	The exception of lis pendens or res judicata cannot be invoked on the basis of the matter affecting the Macau court, unless it was the Macau court outside Macau that prevented the jurisdiction.

●	The defendant must have been regularly summoned for the action, under the terms of the law of the place of the court of origin, and the principles of the adversarial system and the equality of the parties must have been observed.

●	The decision cannot contain a ruling whose confirmation would lead to a result that is manifestly incompatible with public order.

Macau has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, if the above requirements are met, a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be recognized and enforced in Macau by bringing an action in a Macau court.

Therefore, under Macau law, foreign judgments can be recognized and enforced under statute under the Macau Civil Procedure Law. However, there is still uncertainty as to whether the judgment of United States courts can be recognized and enforced in Macau, this is because it does not exclude the possibility that the Macau court may deem the judgment of United States courts not to meet the above requirements and refuse to recognize and enforce it.

6.F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Employment Agreements and Director Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Director Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Policies and Procedures for Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Ng Wai Ian	A controlling party of the Company
Sou Weng Seng	A controlling party of the Company
Chan Kong Pan	The Chief Strategy Officer of the Company
Ieong Fong Hang	The Chief Financial Officer of the Company
Ione Group Company Limited	A shareholder of the Company
Bay Area Macau Industrial Investment Company Limited	Under significant influence of Chan Kong Pan, the Chief Strategy Officer of the Company
Fortunewell Investment Management Company Limited	Controlled by Ng Wai Ian and Ieong Fong Hang, controlling parties of the Company
Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	Under significant influence of Ng Wai Ian, a controlling party of the Company
ZentoAI Company Limited	Controlled by Ng Wai Ian, a controlling party of the Company

b. Transactions with related parties

			For the Years Ended September 30,
Name		Nature	2025	2024	2023
Ione Group Company Limited	(1)	Administrative services fees	$50,446	$67,113	$66,937

Bay Area Macau Industrial Investment Company Limited	(2)	Project research fees	$-	$-	$63,838

Fortunewell Investment Management Company Limited	(3)	Professional fees	$23,817	$-	$-

Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(4)	Interest expenses	$558	$-	$-

Ng Wai Ian	(5)	Compensation and benefits	$47,831	$47,725	$11,900
Sou Weng Seng	(5)	Compensation and benefits	47,083	46,979	11,714
Chan Kong Pan	(5)	Compensation and benefits	41,619	41,759	41,650
Ieong Fong Hang	(5)	Compensation and benefits	47,532	47,426	11,826
			$184,065	$183,889	$77,090

(1)	The amounts for the years ended September 30, 2025, 2024 and 2023 represented fees from administrative services rendered.
(2)	The amounts for the years ended September 30, 2023 represented fees from project research services rendered.
(3)	The amounts for the years ended September 30, 2025 represented professional fees paid.
(4)	The amounts for the years ended September 30, 2025 represented interest expense for the amounts due to a related party
(5)	The amounts for the years ended September 30, 2025, 2024 and 2023 represented salaries paid.

c. Balance with related parties, gross

			As of September 30,
Name		Nature	2025	2024
Ione Group Company Limited	(1)	Amounts due to related parties	$-	$369,050

Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(2)	Amounts due to related parties	$133,871	$-
Ieong Fong Hang	(3)	Amounts due to related parties	3,974	-
			$137,845	$-

ZentoAI Company Limited	(4)	Deposits	$706,694	$-

(1)	The balances as of September 30, 2024 represented advances from the shareholder for operational purposes. The balances were unsecured, non-interest bearing, and repayable on demand.

(2)	The balances as of September 30, 2025 represented advances from the related party for operational purposes and related accrued interest. The balances were unsecured, interest bearing at 3.5% p.a., and repayable before August 11, 2026. Related interest expense was $558, nil and nil for the years ended September 30, 2025, 2024 and 2023, respectively.

(3)	The balances as of September 30, 2025 represented amounts payable to a related party in respect of expenses paid on behalf of the Company.

(4)	The balances as of September 30, 2025 represented good faith deposit paid to a related party for the acquisition of a target company.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the years ended September 30, 2025, 2024 and 2023, we declared and paid no dividend.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries in Macau, Zenta Group Company Limited, Lason Investment Consulting Company Limited, Lason Management Service Limited and Lapis Financial Technology Limited. Current Macau regulations permit our subsidiaries to pay dividends or make other distributions to us. According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, or domiciliation. However, taxpayers may be eligible for particular deductions and allowances. Any dividends received by either individuals or corporate shareholders are considered as income and thus are subject to complementary tax as stated above. Non-residents and companies not incorporated in Macau that do not conduct business activities in Macau, are normally not registered with the Macau Financial Services Bureau as taxpayers, and therefore are not required to submit their income tax returns in Macau. However, the Macau taxation authorities may challenge the accuracy of income statements and may calculate the amounts due based on prior results or estimations. In such event, appeals are available for unsatisfied parties. According to Macau law, no tax is payable in Macau in respect of dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

8.B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “ZGM” since September 9, 2025.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “ZGM” since September 9, 2025.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Our Company has adopted by way of special resolution dated 19 December 2025 the second amended and restated memorandum and articles of association. The following are summaries of material provisions of the second amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our shares.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or extraordinary general meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on poll, each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Conversion Rights

Each Class B Ordinary Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share and without the payment of any additional sum, into fully paid Class A Ordinary Share on a one-to-one basis subject to adjustments. a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

The Company shall at all times reserve and keep available out of the Company’s authorized but unissued Class A Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights, and the Company shall not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

We must provide written notice of all meetings of shareholders, stating the time, date and place, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, the general nature of the business to be transacted and, if a resolution is proposed as a special resolution, the text of that resolution, at least 2 clear days before the date of the proposed general meeting (including an annual general meeting) to those persons whose names appear as shareholders in the register of members on the date of the notice (or such other date as determined by the board of directors of the company) and are entitled to vote at the meeting. In addition, our board of directors may call an extraordinary general meeting of shareholders on its own motion. Subject to the Companies Act, a meeting of shareholders held in contravention of the requirement to give notice is valid with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within 15 minutes of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors, and if a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. No business may be transacted at any general meeting unless a quorum is present at the commencement of business and during the time of the general meeting. The chair of our board of directors or such other director as the board of directors may determine shall be the chair presiding at any meeting of the shareholders. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting, and if no director is present within fifteen minutes of the time appointed for the meeting or if no director is willing to act as chairman, shareholders present in person or by proxy and entitled to vote shall choose a shareholder to chair the meeting of shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our second amended and restated memorandum and articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Protection of minority shareholders

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court confirmation or supported by a solvency statement in accordance with the Companies Act), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either Cayman Islands law or our second amended and restated memorandum and articles.

Transfer of Ordinary Shares

Subject to the restrictions in our articles, the lock-up agreements with the Representative of the underwriters applicable securities laws, and applicable rules of the Nasdaq Capital Market, and provided that such transfer complies with applicable rules of the Nasdaq Capital Market, a shareholder may freely transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Capital Market (if such Ordinary Shares are listed on the Nasdaq Capital Market) or in any other form approved by the directors, executed: (where the Ordinary Shares are fully paid) by or on behalf of the transferor; and (where the Ordinary Shares are partly paid) by or on behalf of the transferor and transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may in their absolute discretion decline to register any transfer of such ordinary shares which are not fully paid up or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such ordinary shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

If our board of directors resolves to refuse any transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 clear days in any year.

Liquidation

As permitted by the Companies Act, the Company may be voluntarily liquidated by a special resolution of members.

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen clear days prior to the specified time of payment. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption and Purchase of Ordinary Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or at the option of the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Modifications of rights

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes of the holders of shares of the class (being entitled to do so) present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholders holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	to increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	to consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	to convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	to sub-divide our shares or any of them into shares of an amount smaller than that fixed by the memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	to cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Inspection of books and records

Holders of our ordinary shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our second amended and restated memorandum and articles (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Differences in Corporate Law

The Companies Act and the laws of the Cayman Islands affecting Cayman Islands exempted companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the Cayman Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Under our articles, we indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

●	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

●	without limitation to the above paragraph, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Second Amended and Restated Memorandum and Articles of Association

Some provisions of our second amended and restated memorandum and articles may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable including provisions that:

●	authorize our Board to issue authorized but unissued ordinary shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

Cayman Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of all of the shareholders of our company. Our second amended and restated memorandum and articles does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

Cayman Islands law and our second amended and restated memorandum and articles allow our shareholders holding not less than 10% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our articles do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

As permitted under Cayman Islands law, our second amended and restated memorandum and articles do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our articles, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by unanimous written resolution of the shareholders entitled to vote. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. Cayman Islands law has no comparable statute and our second amended and restated memorandum and articles do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the Companies Act and our articles, we may appoint a voluntary liquidator by a special resolution of the shareholders. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles, if at any time our shares are divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class (being entitled to do so) present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of governing documents

As permitted by Cayman Islands law, our second amended and restated memorandum and articles may be amended by a special resolution of shareholders. Any amendment is effective from the date of the passing of the special resolution. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation— Relevant laws and regulations on foreign exchange.”

10.E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not address the Medicare tax on certain investment income, U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities

●	the Company’s officers or directors; or

●	holders who are not U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Macau Profits Taxation

According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, nationality or domiciliation. However, taxpayers may be eligible for deductions and allowances.

Companies are required to declare their annual profit, which is subject to the Complementary Tax. If a dividend is declared, taxable profit is based on profit after dividends have been paid. Law No. 19/2022 (also known as the 2023 Budget Law), extends the exempted portion of income to MOP600,000. The excess of taxable income is then taxed at a 12%. These measures implemented through the 2023 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease, or stay at its present level.

These rates apply to declared taxable profit, which are calculated as gross income less allowable deductions from all income generating sources, except professional tax and property income, which are taxed separately under different regulations.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

10.I.	Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency risk

Our functional currency is MOP and these audited consolidated financial statements are presented in US$. Our operating activities and assets and liabilities are predominantly denominated in the functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in MOP with respect to US$ is not significant as MOP is pegged to HK$ at a fixed rate of 1.03 and HK$ is pegged to US$ in a band between 7.75 and 7.85.

At the same time, we generate revenue primarily from customers in the PRC denominated in CNY, while our functional currency is MOP, any fluctuation in exchange rates against MOP may result in change in reported revenue.

For the year ended September 30, 2025, we had US$3,048,452 revenue denominated in CNY. We estimate that any depreciation of CNY against MOP in the future would result in a decrease in revenue, and vice versa. If we are unable to adjust pricing or otherwise mitigate the impact of adverse currency movements, it would decrease the gross profit margin and net income. Based on the same revenue as for the year ended September 30, 2025, the revenue denominated in CNY would increase by US$30,485 if there is a 1% appreciation of CNY against MOP. Conversely, the revenue would decrease by $30,485 if there is a 1% depreciation of CNY against MOP.

We have not used any instruments or derivatives to manage or hedge our currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, receivables from customers, and deposits and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Macau. As of September 30, 2025 and 2024, US$1,042,230 and US$327,111 were deposited with these banks, respectively. Balances maintained with banks in Macau are insured under the Deposit Protection Scheme introduced by the Macau Government for a maximum amount of MOP500,000 (equivalent to US$62,374), and further increased to MOP800,000 (equivalent to US$99,798) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Macau are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash maintained with these banks.

Assets that potentially subject us to a significant concentration of credit risk primarily consist of receivables from customers, and deposits and other assets. We perform regular and ongoing credit assessments of the counterparties’ financial conditions and credit histories. We also assess historical collection trends and the aging of the receivables. We consider that it has adequate controls over these receivables to minimize the related credit risk. As of September 30, 2025 and 2024, the balance of allowance for credit losses were US$7,059 and US$21,449, respectively.

For the years ended September 30, 2025, 2024 and 2023, most of our assets were located in Macau. At the same time, we consider that we are exposed to the following concentrations of risk:

(a)	Major customers

For the years ended September 30, 2025, 2024, and 2023, the customers who accounted for 10% or more of our revenues and their respective outstanding balances at year end dates, are presented as follows:

	Year ended September 30, 2025		As of September 30, 2025
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$1,628,015	51%	$364,473	61%
Customer B	586,399	19%	120,236	20%
Customer C	424,728	13%	-	-%
Customer D	409,311	13%	113,598	19%
Total:	$3,048,453	96%	$598,307	100%

	Year ended September 30, 2024		As of September 30, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer C	$891,269	44%	$722,308	43%
Customer B	540,771	27%	620,022	37%
Total:	$1,432,040	71%	$1,342,330	80%

	Year ended September 30, 2023		As of September 30, 2023
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer E	$255,352	30%	$-	-%
Customer F	127,676	15%	-	-%
Total:	$383,028	45%	$-	-%

All the concentration percentages of accounts receivables are calculated before allowance for expected credit losses. As of the date of this annual report, all of the receivables from these four customers had been collected.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-284140), as amended, for our initial public offering, which registered 1,500,000 ordinary shares, and the underwriters’ exercise of their over-allotment option to purchase an additional 225,000 ordinary shares, at a public offering price of $4.00 per ordinary share. The registration statement was declared effective by the SEC on September 5, 2025, for our initial public offering, which closed in September 2025. Hunter Taubman Fischer & Li LLC was the representative of the underwriters.

The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, were approximately US$6.9 million. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$1.24 million, which included US$0.42 million in underwriting discounts and commissions for the initial public offering for our initial public offering. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to September 30, 2025, we used approximately US$3.87 million of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Since we are an “emerging growth company” as defined under the JOBS Act, we are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Charles Ng Chak Keung, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Charles Ng Chak Keung satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-284140), initially filed with the SEC on January 6, 2025, and posted a copy of our code of business conduct and ethics on our website at https://ir.zenta.mo/corporate-governance. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC. P.C., our independent registered public accounting firms, for the periods indicated.

	For the Year Ended September 30,
	2024	2025
	(US$)

Audit Fees(1)	320,000	256,000
Total	320,000	256,000

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by WWC. P.C., including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed WWC, P.C. (“WWC”) as our independent registered public accounting firm and engaged WSJ and Partners (“WSJ and Partners”) as our independent registered public accounting firm on October 24, 2025. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

WWC’s report on the financial statements for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended September 30, 2024 and 2023 and through the subsequent period up to and including the date of WWC’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended September 30, 2024 and 2023 or in the subsequent period up to and including the date of WWC’s dismissal.

During the fiscal years ended September 30, 2024 and 2023 and in the subsequent period through the appointment of WSJ and Partners, the Company has not consulted with WSJ and Partners with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We provided a copy of the foregoing disclosures to WWC and requested that WWC furnish it with a letter addressed to the SEC stating whether WWC agrees with the above statements. A copy of WWC’s letter, dated October 30, 2025, is incorporated by reference as Exhibit 16.1 to this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policies is filed as Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

As of the date of this annual report, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Zenta Group Company Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42826), filed with the Securities and Exchange Commission on January 5, 2026)
2.1**	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
2.2*	Description of Securities
4.1**	Employment Agreement, by and between Ng Wai Ian and the registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.2**	Employment Agreement, by and between Sou Weng Seng and the registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.3**	Employment Agreement, by and between Ieong Fong Hang and the registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.4**	Form of Independent Director Agreement by and between the registrant and its independent directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.5**	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.6**†	Lease Agreement dated May 11, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.7**†	Client Equity Intermediary Services Agreement (Business Investment Consultation Services) between CI Lo and Lason Investment Consulting Company Limited dated August 3, 2023 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.8**†	Client Industrial Park Consultation Agreement between Eastkin Development Investment Company Limited and Zenta Group Company Limited dated August 19, 2022 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.9**†	Client Equity Intermediary Services Agreement (Business Investment Consultation Services) between Guangyuan Investment Company Limited and Zenta Group Company Limited dated March 16, 2022 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.10**†	Client Industrial Park Consultation Agreement between Aoyu Investment Company Limited and Lason Investment Consulting Company Limited dated February 17, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.11**†	Client Equity Intermediary Services Agreement (Business Investment Consultation Services) between Aoyu Investment Company Limited and Lason Investment Consulting Company Limited dated February 17, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.12**†	Client Equity Intermediary Services Agreement (Business Investment Consultation Services) between Zhenyu Investment Development Company Limited and Lason Investment Consulting Company Limited dated March 8, 2024 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.13**†	Supplier Agreement (Blockchain) between Lapis Financial Technology Limited and Guo Yan Innovation Technology dated February 26, 2024 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.14**†	Supplier Agreement (AI) between Lapis Financial Technology Limited and Guo Yan Innovation Technology dated February 26, 2024 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.15**†	Client Agreement (Blockchain) between Lapis Financial Technology Limited and Shenzhen Cloud Computing Pte Ltd dated January 15, 2024 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.16**†	Client Agreement (AI) between Lapis Financial Technology Limited and Shenzhen Cloud Computing Pte Ltd dated January 15, 2024 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.17**†	Business Cooperation Agreement between Lapis Financial Technology Limited and Shenzhen Cloud Computing Pte Ltd dated September 30, 2024 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.18**†	Client Agreement (AI) between Lapis Financial Technology Limited and Jiangxi Muhe Business Services Co., Ltd dated July 19, 2024 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on February 7, 2025)
4.19**†	Client Corporate Secretarial Services Agreement between Ione Group Company Limited and Zenta Group Company limited dated December 17, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.20**†	Software Purchase Agreement and Confirmation between LFT and Guo Yan Innovation Technology (Macau) dated August 5, 2024 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.21**†	Outsource Maintenance Services Agreement between LFT and Guo Yan Innovation Technology (Macau) dated August 5, 2024 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
4.22**†	Lease Agreement for the property Room M, 13F, the Macau Square, No. 43-53A Avenida do Infante D. Henrique, Macao (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
8.1**	List of Significant Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-284140), as amended, initially filed with the Securities and Exchange Commission on January 6, 2025)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP
15.2*	Consent of Ogier
15.3*	Consent of Vong Hin Fai Lawyers & Private Notary
15.4*	Consent of WWC, P.C., an independent registered public accounting firm
15.5*	Consent of WSJ and Partners, an independent registered public accounting firm
15.6**	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated October 20, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 12, 2025)
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer and Chairman of the Board

Date: January 20, 2026

INDEX TO FINANCIAL STATEMENTS

ZENTA GROUP COMPANY LIMITED

WSJ & PARTNERS (AF 002020)

(Registered with PCAOB and MIA)

Latitude, F-3-10, Jalan C180/1, Cheras, Selangor Darul Ehsan 43200

Tel: +619-2802989	|	Email: info@wsj-partners.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Zenta Group Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zenta Group Company Limited and its subsidiaries (the “Company”) as of September 30, 2025, and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statement of cash flows for the year ended September 30, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WSJ and Partners

Certified Public Accountants

Firm ID: 7351

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

January 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Zenta Group Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zenta Group Company Limited and its subsidiaries (collectively the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

January 6, 2025

We have served as the Company’s auditor from November 17, 2023 to October 24, 2025.

Zenta Group Company Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2025	2024
Assets
Current assets
Cash	$1,042,230	$327,111
Receivables from customers, net	594,549	1,642,654
Prepaid expenses, current	975,397	7,145
Deposits and other assets, current, net	139,687	16,918
Deposits-a related party, current, net	705,074	-
Total current assets	3,456,937	1,993,828

Operating lease right-of-use (“ROU”) assets	69,284	6,720
Deferred tax assets, net	1,434	20
Office equipment, net	2,032	3,511
Intangible assets, net	901,035	1,093,896
Deferred initial public offering (“IPO”) costs	-	574,865
Prepaid expenses, non-current	2,881,173	-
Deposits, non-current, net	12,820	-
Total assets	7,324,715	3,672,840

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	-	154,236
Amounts due to related parties	137,845	369,050
Operating lease liabilities, current	67,537	6,890
Accrued expenses and other liabilities	162,436	1,343,161
Income tax payable	56,444	147,384
Total current liabilities	424,262	2,020,721

Operating lease liabilities, non-current	5,708	-

Total liabilities	429,970	2,020,721

Commitments and contingencies

Shareholders’ equity
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized; 11,583,839 and 10,083,839 shares issued and outstanding as of September 30, 2025 and 2024, respectively*	11,584	10,084
Additional paid-in capital	4,767,047	529,963
Retained earnings	2,101,998	1,100,663
Accumulated other comprehensive income	14,116	11,409
Total shareholders’ equity	6,894,745	1,652,119

Total liabilities and shareholders’ equity	$7,324,715	$3,672,840

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

Zenta Group Company Limited

Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended September 30,
	2025	2024	2023
Revenues
Administrative services fees-a related party	$50,446	$67,113	$66,937
Fintech services fees - algorithm and big data	3,025,275	1,373,137	-
Fintech services fees - blockchain	23,177	58,902	-
Investment brokerage fees	-	512,046	288,548
Project brokerage fees	-	-	76,606
Project research fees	64,148	-	365,153
Project research fees-a related party	-	-	63,838
Interest income and others	386	19,657	2,146
Total revenues	3,163,432	2,030,855	863,228

Expenses
(Reversal of) allowance for expected credit loss	(14,335)	21,321	(71)
Amortization of intangible assets	402,527	64,006	-
Commissions	408,268	169,262	-
Compensation and benefits	101,002	112,928	99,030
Compensation and benefits-related parties	184,065	183,889	77,090
Depreciation	1,471	1,468	474
Exchange loss (gain)	57,269	(7,618)	54
Interest expenses-a related party	558	-	-
IT maintenance fees	184,746	19,160	-
Occupancy costs	76,420	92,294	95,263
Professional fees	375,052	346,802	67,796
Professional fees-a related party	23,817	-	-
Travel and business development	33,405	16,599	33,715
Other administrative expenses	38,698	29,878	21,527
Total expenses	1,872,963	1,049,989	394,878

Income before income taxes	1,290,469	980,866	468,350
Provision for income taxes	(289,134)	(182,150)	(48,792)
Net income	1,001,335	798,716	419,558

Other comprehensive income (loss)
Foreign currency translation adjustments	2,707	10,698	(198)

Total comprehensive income	$1,004,042	$809,414	$419,360

Earnings per share:
Basic and diluted	$0.10	$0.08	$0.04

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	10,124,830	10,079,643	10,003,299

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

Zenta Group Company Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares			Additional	(Accumulated deficit)	Accumulated other
	Number issued*	Amount	Subscription receivables	paid-in capital	retained earnings	comprehensive income	Total
Balance as of September 30, 2022	10,000,000	$10,000	$(10,000)	$-	$(117,611)	$909	$(116,702)
Issuance of ordinary shares	75,259	75	(466,138)	466,063	-	-	-
Net income	-	-	-	-	419,558	-	419,558
Foreign currency translation adjustments	-	-	-	-	-	(198)	(198)
Settlement of subscription receivables	-	-	274,575	-	-	-	274,575
Balance as of September 30, 2023	10,075,259	$10,075	$(201,563)	$466,063	$301,947	$711	$577,233
Issuance of ordinary shares	8,580	9	-	63,900	-	-	63,909
Net income	-	-	-	-	798,716	-	798,716
Foreign currency translation adjustments	-	-	-	-	-	10,698	10,698
Settlement of subscription receivables	-	-	201,563	-	-	-	201,563
Balance as of September 30, 2024	10,083,839	$10,084	$-	$529,963	$1,100,663	$11,409	$1,652,119
Issuance of ordinary shares pursuant to IPO, net of offering cost	1,500,000	1,500	-	4,237,084	-	-	4,238,584
Net income	-	-	-	-	1,001,335	-	1,001,335
Foreign currency translation adjustments	-	-	-	-	-	2,707	2,707
Balance as of September 30, 2025	11,583,839	$11,584	$-	$4,767,047	$2,101,998	$14,116	$6,894,745

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

Zenta Group Company Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,001,335	$798,716	$419,558
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	1,471	1,468	474
Amortization of intangible assets	402,527	64,006	-
Amortization of operating lease ROU assets and interest of lease liabilities	66,514	81,480	84,477
(Reversal of) allowance for expected credit loss	(14,335)	21,321	(71)
Deferred tax (benefit) expense	(1,412)	92	(59)
Change in operating assets and liabilities:
Receivables from customers	1,061,513	(1,655,244)	104,694
Prepaid expenses	(3,843,615)	(90)	(6,240)
Deposits and other assets	(842,676)	(52)	-
Operating lease liabilities	(62,728)	(82,245)	(83,982)
Accounts payable	(153,759)	153,418	-
Accrued expenses and other liabilities	(1,186,854)	179,006	703
Income tax payable	(90,569)	97,623	48,851
Net cash (used in) provided by operating activities	(3,662,588)	(340,501)	568,405

Cash flows from investing activities:
Purchases of office equipment	-	-	(5,421)
Purchases of intangible assets	(211,688)	-	-
Net cash used in investing activities	(211,688)	-	(5,421)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to IPO, net of issuance cost	5,247,354	-	-
Payments of offering costs related to IPO	(428,254)	(411,969)	(159,430)
(Repayment to) advance from related parties	(230,271)	552,223	67,678
Net cash provided by (used in) financing activities	4,588,829	140,254	(91,752)

Effect of exchange rate changes on cash	566	2,975	255
Net increase (decrease) in cash	715,119	(197,272)	471,487
Cash, beginning of year	327,111	524,383	52,896
Cash, end of year	1,042,230	327,111	524,383

Supplementary cash flows information:
Taxes paid:
Current tax - Macau	$28,736	$9,620	$-
Current tax - PRC	$310,118	$110,142	$-
	338,854	119,762	-
Listing fee paid	$428,254	$411,969	$159,430
Non-cash investing and financing activities:
Acquisition of intangible assets recorded in accrued expenses and other liabilities	$-	$1,152,104	$-
Operating lease ROU assets obtained in exchange for operating lease liabilities	$127,910	$-	$146,710
Deferred IPO cost charged to additional paid-in capital	$1,761,417	$-	$-
Settlement of subscription receivables with amounts due to a related party	$-	$201,563	$274,575
Settlement of issuance of ordinary shares with amounts due to a related party	$-	$63,909	$-

The accompanying notes are an integral part of these consolidated financial statements.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

1. Organization and Description of Business

Zenta Group Company Limited (“ZGCL Cayman”) is a company incorporated in the Cayman Islands with limited liability on March 20, 2023. ZGCL Cayman is a pure parent holding company with no operations. ZGCL Cayman owns and controls the following subsidiaries (collectively, “the Company”) as of September 30, 2025.

Zenta Group Company Limited (“ZGCL Macau”), a wholly-owned subsidiary of ZGCL Cayman, is a company incorporated in Macau with limited liability on August 26, 2019 with a share capital of MOP100,000 (approximately $12,471). ZGCL Macau is engaged in providing administrative services, investment brokerage services and project research services to its customers and earns administrative services fees, investment brokerage fees and project research fees accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

Lason Investment Consulting Company Limited (“LICCL”) a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on November 12, 2019 with a share capital of MOP100,000 (approximately $12,471). LICCL is engaged in providing investment brokerage services, project brokerage services and project research services to its customers and earns investment brokerage fees, project brokerage fees and project research fees accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

Lason Management Service Limited (“LMSL”), a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on March 23, 2022 with a share capital of MOP100,000 (approximately $12,471). LMSL has not commenced its operational activities as of the date when the Company issues these consolidated financial statements.

Lapis Financial Technology Limited (“LFTL”), a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on June 14, 2023 with a share capital of MOP100,000 (approximately $12,471). LFTL is engaged in providing fintech services to its customers and earns respective fee income accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

On September 9, 2025, the Company completed its IPO on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM”. As part of the IPO, the Company granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover over-allotments, if any. Subsequently, on October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses.

Reorganization

Reorganization of the legal structure of the Company was completed on June 19, 2023 by carrying out a sequence of contemplated transactions, where ZGCL Cayman becomes the holding company of all subsidiaries discussed above.

Asset acquisitions by ZGCL Macau

LICCL was incorporated by ZGCL Macau and Ng Wai Ian (“Ng”) at 90% and 10%, respectively, on November 12, 2019. 100% of the equity interests in LICCL were sold to two independent parties on August 29, 2022, at cost. Therefore, no gain or loss on the disposal of the subsidiary was recognized. Subsequently, on February 15, 2023, ZGCL Macau reacquired 100% of the equity interest in LICCL from the two independent parties for a total consideration of MOP100,000.

LMSL was incorporated by two independent parties at 60% and 40% respectively on March 23, 2022. On May 15, 2023, ZGCL Macau acquired 100% of the equity interests in LMSL from the two independent parties for a total consideration of MOP100,000.

LFTL was incorporated by ZGCL Macau and an independent party at 68% and 32% on June 14, 2023. On July 25, 2023, ZGCL Macau acquired 32% of the equity interests in LFTL from the independent party for a total consideration of MOP32,000.

At the time of these acquisitions, LICCL, LMSL and LFTL were dormant companies not engaged in any business activities. After the acquisitions discussed above, LICCL, LMSL and LFTL became wholly owned subsidiaries of ZGCL Macau.

Reorganization on June 19, 2023

Prior to June 19, 2023, ZGCL Macau was effectively controlled by Ng and Sou Weng Seng (“Sou”), who together held 100% of the voting rights in this entity.

The reorganization on June 19, 2023, was undertaken to eventually transfer 100% of the ownership interests in ZGCL Macau to ZGCL Cayman.

Before and after the reorganization, ZGCL Cayman and ZGCL Macau were ultimately and effectively controlled by the same group of controlling shareholders, who collectively held more than 50% of the voting rights in these entities. Therefore, the reorganization is considered a common control transaction according to ASC 805-50.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis that the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Equity financing in form of shares allotment and capital contribution from shareholders, and cash generated from operations have been utilized to finance the working capital requirements of the Company. The Company recorded net cash outflow in operating activities of US$3,662,588 and US$340,501 for the years ended September 30, 2025 and 2024, respectively and net cash inflow in operating activities of US$568,405 for the year ended September 30, 2023. As of September 30, 2025, the Company had working capital of $3,032,675 and the Company had $1,042,230 in cash.

Considering all facts and information on hand, management expects the Company’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued.

If the Company is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, the Company may consider supplementing its available sources of funds through the following sources:

●	additional equity financing from major shareholders or third-party investors; and/or
●	financial support from the Company’s related parties and major shareholders.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these financial statements are issued. However, there is no assurance that the Company will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Company’s plans, such as changes in the demand for the Company’s services, general market conditions and competitive environment of the capital market industry in Macau and changes in regulatory requirements, etc.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

The accompanying consolidated financial statements reflect the activities of the Company, and each of the following entities as of September 30, 2025:

	Place of	Attributable equity	Registered/Issued
Name of Company	Incorporation	interest %	Capital
Zenta Group Company Limited	Macau	100	MOP100,000
Lason Investment Consulting Company Limited	Macau	100	MOP100,000
Lason Management Service Limited	Macau	100	MOP100,000
Lapis Financial Technology Limited	Macau	100	MOP100,000

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, revenue recognition, allowance for expected credit loss, amortization of intangible assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease ROU assets and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Adoption of new accounting standard

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Cash

Cash includes balances maintained with banks in Macau that can be added or withdrawn without limitation.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Receivables from customers, net

Receivables from customers represented amounts due from the Company’s customers and are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company determines the expected credit loss based on aging data, historical collection experience, customer specific facts, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2025 and 2024, the balance of allowance for expected credit loss against receivables from customers were $3,758 and $21,410, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company applied the expected credit loss to receivables from customers and other financial instruments.

Prepaid expenses

Prepaid expenses are comprised of prepaid marketing expenses, consultancy fees, professional fees and office supplies. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Deposits and other assets, net

Deposits and other assets are comprised of other receivables and deposits, including rental deposit, deposit paid for purchase of intangible assets and good faith deposit. The Company reviews deposits and other assets on a regular basis and also makes specific allowance if there is strong evidence indicating that deposits and other assets are likely to be unrecoverable. As of September 30, 2025 and 2024, the balance of allowance for expected credit loss against deposits and other assets were $3,301 and $39, respectively.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Leases

On October 1, 2020, the Company adopted ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of September 30, 2025 and 2024, there were approximately $69,284 and $6,720 ROU assets, and approximately $73,245 and $6,890 lease liabilities, based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using a mortgage interest rate offered by a bank in Macau at prime rate minus 3% was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of September 30, 2025 and 2024, the Company did not recognize any impairment loss against its ROU assets.

Office equipment, net

Office equipment is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of office equipment are 3 to 4 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss) under other income or expenses.

Intangible assets, net

Intangible assets acquired separately are initially recognized at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

The Company’s intangible assets consist of (i) a fintech solution, which is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to its customers, and (ii) a blockchain system, which is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to its customers.

Management has assessed the useful life of intangible assets to be three years, based on an external valuation report and the estimated economic benefits derived from its use.

As of September 30, 2025, and 2024, the Company did not recognize any impairment losses against its intangible assets.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Business combination

Upon acquisition of a company, the Company determines if the transaction is a business combination defined by ASC 805, Business Combinations (“ASC 805”), which shall be accounted for using the acquisition method of accounting. Under the acquisition method, once control of a business is obtained, the assets acquired and liabilities assumed, including amounts attributed to non-controlling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The determination of the fair values is based on estimates and judgments made by management. By contrast, the acquisition of an asset or group of assets (and possibly the assumption of any liabilities) that do not meet the definition of a business in ASC 805 is accounted for using a cost accumulation model. In a cost accumulation model, the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of their relative fair values.

Investments in subsidiaries

Subsidiaries are entities controlled by ZGCL Cayman. ZGCL Cayman controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether ZGCL Cayman has power, only substantive rights (held by ZGCL Cayman and other parties) are considered. ZGCL Cayman shall deconsolidate a subsidiary or derecognize a group of assets as of the date ZGCL Cayman ceases to have a controlling financial interest in that subsidiary or group of assets.

Impairment of long-lived assets

The Company reviews long-lived assets, including office equipment, intangible assets and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of September 30, 2025 and 2024, no impairment of long-lived assets were recognized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned initial public. As of September 30, 2025 and 2024, the Company had deferred IPO costs of $nil and $574,865, respectively. On September 9, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024, together with other IPO costs incurred during the year ended September 30, 2025, totaling $1,761,417 were charged to shareholder’s equity under additional paid-in capital.

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company’s principal revenue streams include:

Administrative services fees

The Company enters into a distinct administrative services agreement with its customer, handling and managing routine corporate matters in return for a fixed service fee.

The Company is obligated to provide administrative services, which include handling and managing corporate documents, maintaining and updating corporate changes and registrations, providing registered offices, and filing income tax returns.

The Company considers each element of the services within the contract to be distinct. Nevertheless, the Company concludes that the nature of the contract is to provide integrated administrative services over the term of the contract rather than a specific quantity of specified services. The activities in providing these services can vary significantly from day to day. However, these routine services are essential to fulfill the Company’s obligation to provide integrated administrative services. Therefore, the integrated administrative services transferred to the customer are substantially the same each month; that is, the customer receives substantially the same benefit each month.

The Company concludes that each increment of service is distinct, meets the criteria for recognizing revenue over time, and uses the same method for measuring progress. The performance obligation is satisfied over time in accordance with paragraph 606-10-25-27(a) because the customer simultaneously receives and consumes the benefits of the Company’s performance as each administrative transaction is processed. The fact that another entity would not need to re-perform the work that the Company has provided to date also demonstrates that the customer simultaneously receives and consumes the benefits as the Company performs.

The Company further concludes that the integrated administrative services represent a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customers, satisfying the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

The Company promises to provide a set of integrated administrative services (stand-ready obligations) over a fixed period, with the customer having no explicit limit on the use of services within this period. The Company determines that its promise to the customer is to provide a service of making the integrated administrative work available as needed. The extent of the customers’ request for the administrative work does not affect the remaining services to which the customer is entitled. As suggested above, the Company determines that the customer benefits largely evenly from the Company’s services of making the administrative service available throughout the contract period. The integrated administrative services transferred to the customer are substantially the same during each particular month; that is, the customer receives substantially the same benefit each month. Therefore, the Company concludes that the best measure of progress toward complete satisfaction of the performance obligation over time is a time-based measure, and it recognizes revenue on a straight-line basis throughout the contract period.

According to the agreement, the customer is required to pay a monthly fee for administrative services. In practice, the Company issues invoices to customer on a quarterly basis for these services, consolidating three months of fees into one invoice and payment is due from the date of billing. The customer pays before the end of the quarters.

On July 1, 2025, the Company terminated the administrative services agreement, and no administrative services fees has been generated from July 1, 2025.

Fintech service fees – algorithm and big data

The Company enters into distinct fintech services agreements with its customers to provide algorithms and big data models for the customers’ use in return for a fintech service fee. There are two types of arrangement entered, i.e. (i) brokering the algorithms and big data models on behalf of the vendor and (ii) providing fintech services related to the algorithms and big data models directly to the customers.

Brokering the algorithms and big data models

The Company brokered the algorithms and big data models on behalf of the vendor until it acquired the related fintech solution from the vendor in August 2024. The Company enters into distinct fintech services agreements with its customer to provide algorithms and big data models developed by a vendor for the customer’s use in return for a fintech service fee.

The Company accounts for the fintech services related to the brokering of algorithms and big data models as a single performance obligation in accordance with ASC 606-10-25-14(b). This is because it provides a series of distinct services that are substantially the same by making the algorithms and big data models available for the customers’ use during a fixed period, and these services have the same pattern of transfer (the services transfer to the customer over time and use the same method to measure progress — that is, a time-based measure of progress).

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds the predetermined amount (i.e., “overage fees”). In addition, if the customer does not meet the minimum usage requirement in any month, the shortfall is carried over to the following month.

Because the minimum usage requirements can change each month and the usage-based fees are related to a specific outcome, the allocation of the variable consideration to each distinct service period (e.g., each month) cannot meet the allocation objective. This means that the usage-based pricing may not represent the amount of consideration to which the entity expects to be entitled upon the transfer of each distinct service, which is based on each increment of time within the series. Therefore, any overage fees for a particular month may not (1) be solely associated with that month or (2) reflect the value of the specific outcome associated with the overage. Accordingly, the Company does not qualify to apply the variable consideration allocation exception set out under ASC 606-10-32-40 and is required to estimate the amount of variable consideration to which it would be entitled at contract inception.

The Company believes that the most likely amount method is the preferred method for predicting the amount of consideration to which it will be entitled. Under the most likely amount method, based on the Company’s best estimate, the Company does not expect that usage exceeding the predetermined amount will occur during the brokering services period. Therefore, the minimum usage requirement as determined in the agreement is the most likely amount that the Company would be entitled to.

The Company also considers the guidance in ASC 606-10-32-11 through 32-13 on constraining estimates of variable consideration to determine whether the estimated amount of variable consideration should be included in the transaction price. The Company considers the factors in ASC 606-10-32-12 and observes that the amount of consideration is highly susceptible to factors outside the Company’s influence (that is, inherently variable depending on future customer actions, and there is no historical data to support any of the estimates). As such, it cannot conclude that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Consequently, the Company believes that it should not include any variable consideration in the transaction price.

For the algorithms and big data models brokered by the Company, customer simultaneously receives and consumes the benefits as the services are rendered by the Company, i.e., access to and utilize the models according to the customers’ needs. Because the revenue generated from brokering the algorithms and big data models meets one of the criteria set out in ASC 606-10-25-27, the revenue from brokering the algorithms and big data models qualifies to be recognized over time, with the fixed consideration (i.e., the minimum usage payment) recognized ratably across the contract period.

According to the agreement, the customer is required to settle the actual usage amounts on a quarterly basis and make payment within 60 days from the date signed on the usage confirmation letter, and any shortfall against the minimum usage requirement within 90 days from the end of the contract term, i.e. September 30, 2024. The customer adheres to the payment term and pays before the due date.

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreement the Company has in place with its customer, the Company does not have primary responsibility for providing algorithms and big data models but brokering them from a vendor. The models are primarily controlled by the vendor, who sets the transaction price or income to be shared with the Company in separate documents. The Company has no control over the models and cannot determine the transaction price set by the vendor. Furthermore, it has been stated in the agreement that the models are run by the vendor, and the Company would be indemnified by the vendor for any issues, damages, and claims related to the services. The responsibility of the Company is simply to broker the algorithms and big data models from the vendor to its customer. The Company concludes it has no primary responsibility in the function but acts as an agent between its customer and the vendor. The Company recognizes revenue at the net amount after deducting the amount it is required to pay to the vendor.

Providing the algorithms and big data models directly to its customers

Since it acquired the related fintech solution from the vendor in August 2024, the Company provides the fintech services related to the provision of algorithms and big data models to its customers directly in return for fee income. The Company enters into distinct fintech services agreements with its customers to provide algorithms and big data models owned by the Company for the customers’ use in return for a fintech service fee.

The Company accounts for the fintech services related to provision of algorithms and big data models as a single performance obligation in accordance with ASC 606-10-25-14(b). This is because it provides a series of distinct services that are substantially the same by making the algorithms and big data models available for the customers’ use during a fixed period, and these services have the same pattern of transfer (the services transfer to the customer over time and use the same method to measure progress — that is, a time-based measure of progress).

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

For contracts enacted before the acquisition of the related fintech solution, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component based on a predetermined amount of usage and a variable component as detailed under “Brokering the algorithms and big data models” above. While the Company transitioned to directly providing these fintech services to customers in exchange for fee income after acquiring the related fintech solution, it continues to honor the existing pricing structure for contracts executed prior to the acquisition until those contracts are completed.

For contracts enacted after the acquisition of the related fintech solution, the previous pricing structure is no longer offered. As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models is based solely on usage (i.e., the actual usage payment) during the service period. The variable consideration allocation exception is applied as (1) the usage-based fees are related to a specific outcome and (2) allocation of the variable consideration to each distinct service period (e.g. each month) would meet the allocation objective (i.e., the usage-based pricing represents the amount of consideration to which the Company expects to be entitled upon the transfer of each and every distinct service, which is based on each increment of time within the series). Accordingly, the Company is not required to estimate the amount of variable consideration to which it would be entitled at contract inception and instead can recognize revenue as the customer’s usage occurs.

For the algorithms and big data models provided directly by the Company to its customers, customers simultaneously receive and consume the benefits as the services are rendered by the Company, i.e., access to and utilize the models according to the customers’ needs. Because the revenue generated from provision the algorithms and big data models meets one of the criteria set out in ASC 606-10-25-27, the revenue from the provision of algorithms and big data models qualifies to be recognized over time, with the variable consideration (i.e., the actual usage payment) recognized based solely on usage during the service period.

According to the agreement, the customers are required to settle the actual usage amounts on a quarterly basis and make payment within 60 days from the date signed on the usage confirmation letter. The customer adheres to the payment term and pays before the due date.

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreements the Company has with its customers, the Company has primary responsibility for providing algorithms and big data models. The fintech solution is fully owned and controlled by the Company, which has the authority to direct its use and derive substantially all of the remaining benefits from it. The Company also has full discretion to set the transaction prices in its agreements with customers. Furthermore, the Company is responsible for addressing and resolving any issues related to the models that are identified by customers. Based on these considerations, the Company concludes that it acts as a principal in its contracts with customers and recognizes revenue on a gross basis.

Fintech service fees – blockchain

The Company enters into distinct fintech services agreement with its customer to provide a blockchain system developed by a vendor for the customer’s use. As stipulated in the agreement, the Company will charge a one-time fixed services fee income for the system provided.

The fintech service agreement related to the procurement of the blockchain system is distinct and is identified as one performance obligation. The Company is obligated to make available a blockchain system developed by a vendor for the customer’s use. The fintech services is considered to be distinct that Company promises to transfer and is therefore considered to be one single performance obligation under ASC 606-10-25-14.

For blockchain system procured by the Company, the customer does not simultaneously receive and consume the benefits as the services are rendered, i.e. the system would only be consumed by the customer once it is implemented and operational.

The Company also does not create or enhance an asset that the customer controls as the performance obligation is simply to distribute the system for the customer use. No asset will be created by the Company as part of the performance obligation whilst the Company is simply to procure a blockchain model for the use of the customer. The customer would only be allowed the access to the system upon the product distribution and system implementation.

The Company does not have an enforceable right to payment for performance completed to date. The services rendered by the Company are system procurement and implementation. The Company will only be entitled to fee upon the successful implementation of the system for the customer pursuant to the contracts without payment for performance completed to date.

Because the revenue generated from procuring the blockchain system does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from procuring the blockchain system does not qualify to be recognized over time but at a point in time.

Revenue from providing the blockchain system to a customer is recognized at a point in time when the system is implemented and operational for the customer.

Under the agreement, it requires payment within 60 days following the implementation of system. The customer adheres to the payment term and pays before the due date.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreement the Company has in place with its customer, the Company does not have primary responsibility for providing the blockchain system but procuring them from a vendor. The system is primarily controlled by the vendor, who sets the transaction price or income to be shared with the Company in separate documents. The Company has no control over the system and cannot determine the transaction price set by the vendor. Furthermore, it has been stated in the agreement that the system is run by the vendor, and the Company would be indemnified by the vendor for any issues, damages, and claims related to the services. The responsibility of the Company is simply to procure the blockchain system from the vendor for its customer’s use. The Company concludes it has no primary responsibility in the function but acts as an agent between its customer and the vendor. The Company recognizes revenue at the net amount after deducting the amount it is required to pay to the vendor.

Investment brokerage fees

The Company enters into a distinct investment brokerage agreement with its customers by assisting them in acquiring a stake in specific investments in return for a one-time fixed investment brokerage fee.

The Company is obligated to assist the customers to acquire a stake in specific investments. The investment brokerage services the Company promises to provide to its customers are considered distinct and therefore constitute a single performance obligation.

Under the investment brokerage services, the customers do not simultaneously receive and consume the benefits provided by the Company, as the services rendered by the Company will only be consumed by the customers upon the successful registration of their stake in the investments.

The Company also does not create or enhance an asset that the customers control. No asset is created for the customers prior to the successful registration of their stake in the investments. The customers become entitled to the stake in the investments only upon the successful registration.

The Company does not have an enforceable right to payment for performance completed to date. Pursuant to the contracts with customers, the Company is only entitled to the revenue upon the successful registration of the stake in the investments, without any payment for performance completed to date.

Because the revenue generated from investment brokerage services does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from providing investment brokerage services does not qualify to be recognized over time but rather at a point in time.

Revenue from providing investment brokerage services is recognized at a point in time when the transaction is complete and the Company’s performance obligation is fulfilled, as evidenced by the successful registration of the customers’ stake in the specific investments.

Agreements of investment brokerage services generally require payment within 30 days to 6 months following the completion of services. Most customers adhere to the payment terms, and the majority of them pay on or before the due date.

Project brokerage fees

The Company enters into a distinct project brokerage agreement with its customer by assisting them in acquiring a stake in a specific project in an industrial park in China in return for a one-time fixed project brokerage fee.

The Company is obligated to assist the customer to acquire a stake in a specific project in an industrial park in China. The project brokerage services the Company promises to provide to its customer are considered distinct and are therefore considered to be a single performance obligation.

Under the project brokerage services, the customer does not simultaneously receive and consume the benefits provided by the Company, as the services rendered by the Company will only be consumed by the customer upon the successful registration of their stake in the projects.

The Company also does not create or enhance an asset that the customer controls. No asset is created for the customer prior to the successful registration of their stake in the project. The customer becomes entitled to the stake in the projects only upon the successful registration.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company does not have an enforceable right to payment for performance completed to date. Pursuant to the contract with customer, the Company is only entitled to the revenue upon the successful registration of the stake in the project, without any payment for performance completed to date.

Because the revenue generated from project brokerage services does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from providing project brokerage services does not qualify to be recognized over time but rather at a point in time.

Revenue from providing project brokerage services is recognized at a point in time when the transaction is complete and the Company’s performance obligation is fulfilled, as evidenced by the successful registration of the customer’ stake in the specific project in an industrial park in China for the customer.

The agreement of project brokerage services requires payment within 30 days following the completion of services. The customer adheres to the payment term and pays before the due date.

Project research fees

The Company enters into a distinct project research agreement with its customers for providing them with project research reports in relation to specific projects in industrial parks in China in return for a one-time fixed project research fee.

The Company is obligated to deliver its customers project research reports in relation to specific projects in industrial parks in China. The project research services the Company promises to provide to its customers are considered distinct and are therefore considered to be a single performance obligation.

Under the project research services, the customers do not simultaneously receive and consume the benefits provided by the Company, as the services rendered by the Company are only consumed by the customers upon receipt of the completed project research reports. The Company does not render other advisory services to the customers during the research process, and the customers do not benefit from the research undertaken by the Company prior to the delivery of the project research reports. The project research reports are prepared specifically for the projects, but are not customized for the customers. Instead of being exclusive to the customers, the Company retains the right to share the project research reports with other stakeholders.

The Company does not create or enhance an asset that the customer controls. Pursuant to the agreements with its customers, the customers have no right to obtain the incomplete reports during the research process. The customers may not obtain physical possession of or title to the project research reports until the reports are finalized. Thus, the customers do not control the report in progress. Therefore, the customers do not control the assets created or enhanced by the Company during the report research process.

The Company does not have an enforceable right to payment for performance completed to date. Pursuant to the contracts with customers, the Company is only entitled to revenue upon the delivery of the project research reports, without payment for performance completed to date.

Because the revenue from project research reports does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from providing project research services does not qualify to be recognized over time, but rather at a point in time.

Revenue from providing project research services is recognized at a point in time when the transaction is complete and the Company’s performance obligation is fulfilled, as evidenced by the delivery of the complete project research reports.

Agreements of project research services generally require payment within 30 to 90 days following the completion of services. Most customers adhere to the payment terms, and the majority of them pay on or before the due date.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

Sources of revenue

(a) Disaggregated information of revenue by major sources are as follows:

	For the Years Ended September 30, 2025
	Third parties	Related party	Total
Revenue from contracts with customers recognized at a point in time
Fintech service fees – blockchain	$23,177	$-	$23,177
Project research fees	64,148	-	64,148

Revenue from contracts with customers recognized over time
Administrative services fees	-	50,446	50,446
Fintech service fees – algorithm and big data	3,025,275	-	3,025,275

Revenue from other sources
Interest income and others (note)	386	-	386
	$3,112,986	$50,446	$3,163,432

	For the Years Ended September 30, 2024
	Third parties	Related party	Total
Revenue from contracts with customers recognized at a point in time
Fintech service fees – blockchain	$58,902	$-	$58,902
Investment brokerage fees	512,046	-	512,046

Revenue from contracts with customers recognized over time
Administrative services fees	-	67,113	67,113
Fintech service fees – algorithm and big data	1,373,137	-	1,373,137

Revenue from other sources
Interest income and others (note)	19,657	-	19,657
	$1,963,742	$67,113	$2,030,855

	For the Years Ended September 30, 2023
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Investment brokerage fees	$288,548	$-	$288,548
Project brokerage fees	76,606	-	76,606
Project research fees	365,153	63,838	428,991

Revenue from contracts with customers recognized over time
Administrative services fees	-	66,937	66,937

Revenue from other sources
Interest income and others (note)	2,146	-	2,146
	$732,453	$130,775	$863,228

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

Note:

Interest income and others primarily consist of interests earned on bank deposits and sundry income, which are not within the scope of ASC 606.

Interest income is recognized using the effective interest method.

Interest income and others recognized for the years ended September 30, 2025 and 2024 are broken down as below.

	For the Years Ended September 30,
	2025	2024	2023
Interests on bank deposits	$386	$1,972	$574
Sundry income	-	17,685	1,572
	$386	$19,657	$2,146

(b) Disaggregated information of revenue by geographical area is as follows:

	For the Years Ended September 30, 2025
	Third parties	Related party	Total

Macau	$64,534	$50,446	$114,980
The mainland of the People’s Republic of China (the “PRC”)	3,048,452	-	3,048,452
	$3,112,986	$50,446	$3,163,432

	For the Years Ended September 30, 2024
	Third parties	Related party	Total

Macau	$531,703	$67,113	$598,816
The mainland of the People’s Republic of China (the “PRC”)	1,432,039	-	1,432,039
	$1,963,742	$67,113	$2,030,855

	For the Years Ended September 30, 2023
	Third parties	Related parties	Total

Macau	$732,453	$130,775	$863,228

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Costs of obtaining a customer contract

Pursuant to ASC 340-40, incremental costs incurred to obtain a customer contract—such as certain commission expenses—are capitalized if they would not have incurred if the contract had not been obtained and if the Company expects to recover those costs. No other amounts are capitalized as a cost of obtaining or fulfilling a customer contract because no expenditures have been identified that meet the requisite capitalization criteria. The Company amortizes deferred commissions on a systematic basis that aligns with the transfer to customers of the services to which the commissions relate. In addition, the Company has adopted the practical expedient whereby costs associated with obtaining a revenue contract can be expensed as incurred so long as the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended September 30, 2025 and 2024, all commission expense of $408,268 and $169,262, respectively, was subject to this practical expedient, as it related solely to contracts with service periods of less than one year.

Employee benefit plan

Employees of the Company located in Macau participate in a compulsory retirement benefit scheme as required by the local laws in Macau. Contributions are required by both the Company and its employees at MOP60 and MOP30 per month, respectively. During the years ended September 30, 2025, and 2024, the total amount charged to the consolidated statements of operations and comprehensive income (loss) in respect of the Company’s costs incurred in the scheme was $807 and $828, respectively.

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. The provision for income taxes consists of current taxes and deferred taxes.

Current tax included Macau income tax and the PRC withholding tax.

The Macau income tax is recognized based on the results for the year, as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The PRC withholding tax is a deduction from payments made by PRC customers to the Company. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on the tax rules currently in effect in the PRC, the withholding tax rate is 10% for income received by the Company from its PRC customers. The withholding tax is treated as an income tax since it is assessed based on the income and is paid on behalf of the Company by its PRC customers. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” the 10% withholding tax paid in the PRC can be credited against our Macau complementary tax liability on the same income.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized upon examination. Penalties and interest incurred related to the underpayment of income tax are classified as income tax expense in the period incurred. The Company considers that there were no uncertain tax positions as of September 30, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value Added Tax (“VAT”)

The Company is subject to VAT at the rate of 6% and related surcharges in the PRC for services rendered to its PRC customers. The Company reports revenues net of VAT for all the periods presented in the consolidated statements of operations and comprehensive income (loss).

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. Although the CODM reviews revenue disaggregated by the type of services the Company provides, there is no allocation of direct and indirect costs. As such, this disaggregation does not constitute a separate measure of segment profit or loss. The Company carries out all its business activities and operations in Macau. All transactions are concluded and completed in Macau with similar terms and conditions.

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM does not review disaggregated expense information when assessing performance or making operational decisions. Instead, the CODM evaluates expenses on a consolidated basis only. Other segment items included provision for income taxes, which are reflected in the segment and consolidated net income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Earnings per share

The Company computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended September 30, 2025 and 2024, the Company had no dilutive stocks.

Translation of foreign currencies

The Company’s principal place of operations is Macau. The financial position and results of its operations are determined using the Macanese Pataca (“MOP”), the local currency, as the functional currency. The Company’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the exchange rates between MOP and US$ that are used in preparing these consolidated financial statements:

	As of September 30,
	2025	2024
Year-end spot rate	8.0162	8.0035

	For the Years Ended September 30,
	2025	2024	2023
Average rate	8.0283	8.0462	8.0673

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2025 and 2024, financial instruments of the Company comprised primarily cash, receivables from customers, deposits and other assets, amounts due to related parties, accounts payable and accrued expenses and other liabilities. The Company concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis or annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

4. Significant Risks

Currency risk

The Company’s functional currency is MOP and these audited consolidated financial statements are presented in US$. The Company’s operating activities and assets and liabilities are predominantly denominated in the functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company consider the foreign exchange risk in relation to transactions denominated in MOP with respect to US$ is not significant as MOP is pegged to HK$ at a fixed rate of 1.03 and HK$ is pegged to US$ in a band between 7.75 and 7.85.

At the same time, the Company generate revenue primarily from customers in the PRC denominated in Chinese Yuan (“CNY”), while the Company’s functional currency is MOP, any fluctuation in exchange rates against MOP may result in change in reported revenue.

For the year ended September 30, 2025, the Company had US$3,048,452 revenue denominated in CNY. The Company estimate that any depreciation of CNY against MOP in the future would result in decrease in revenue, and vice versa. If we are unable to adjust pricing or otherwise mitigate the impact of adverse currency movements, it would decrease the gross profit margin and net income. Based on the same revenue as for the years ended September 30, 2025, the revenue denominated in CNY would increase by US$30,485 if there is a 1% appreciation of CNY against MOP. Conversely, the revenue would decrease by $30,485 if there is a 1% depreciation of CNY against MOP.

Concentration and credit risks

Financial instruments that potentially subject the Company to credit risk consist of cash, receivables from customers, and deposits and other assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Macau. As of September 30, 2025, and 2024, $1,042,230 and $327,111 were deposited with these banks, respectively. Balances maintained with banks in Macau are insured under the Deposit Protection Scheme introduced by the Macau Government for a maximum amount of MOP500,000 (equivalent to US$62,374), and further increased to MOP800,000 (equivalent to US$99,798) effective on October 1, 2024, for each depositor at one bank, whereas the balances maintained by the Company may at times exceed the insured limits. Cash balances maintained with banks in Macau are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash maintained with these banks.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

4. Significant Risks (Continued)

Concentration and credit risks (Continued)

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of receivables from customers and deposits and other assets. The Company performs regular and ongoing credit assessments of the counterparties’ financial conditions and credit histories. The Company also assesses historical collection trends and the aging of the receivables. The Company considers that it has adequate controls over these receivables to minimize the related credit risk. As of September 30, 2025, and 2024, the balance of allowance for expected credit losses were $7,059 and $21,449, respectively.

For the years ended September 30, 2025, and 2024, all the Company’s assets were located in Macau. At the same time, the Company considers that it is exposed to the following concentration risk:

(a)	Major customers

For the years ended September 30, 2025, and 2024, customers who accounted for 10% or more of the Company’s revenues and their respective outstanding balances at year end dates, are presented as follows:

	Year ended September 30, 2025		As of September 30, 2025
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$1,628,015	51%	$364,473	61%
Customer B	586,399	19%	120,236	20%
Customer C	424,728	13%	-	-%
Customer D	409,311	13%	113,598	19%
Total:	$3,048,453	96%	$598,307	100%

	Year ended September 30, 2024		As of September 30, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer C	$891,269	44%	$722,308	43%
Customer B	540,771	27%	620,022	37%
Total:	$1,432,040	71%	$1,342,330	80%

	Year ended September 30, 2023		As of September 30, 2023
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer E	$255,352	30%	$-	-%
Customer F	127,676	15%	-	-%
Total:	$383,028	45%	$-	-%

All the concentration percentages of accounts receivables are calculated before allowance for expected credit losses. As of the date these consolidated financial statements were issued, all of the receivables from these four customers had been collected.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, the Company considers its interest rate risk to be not material, and the Company has not used any derivatives to manage or hedge its interest rate risk exposure.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

5. Asset Acquisitions

On February 15, 2023, ZGCL Macau acquired 100% of the equity interest in LICCL from two independent parties for a total consideration of MOP100,000.

On May 15, 2023, ZGCL Macau acquired 100% of the equity interest in LMSL from two independent parties for a total consideration of MOP100,000.

On July 25, 2023 ZGCL Macau acquired 32% of the equity interest in LFTL from an independent party for a total consideration of MOP32,000.

At the time of the acquisitions, LICCL, LMSL and LFTL were dormant companies not engaged in any business activities. LICCL, LMSL and LFTL had no assets on their books as of the acquisition dates. Neither LICCL, LMSL nor LFTL had an organized workforce, nor any inputs that such a workforce could develop or convert into outputs. Furthermore, neither LICCL, LMSL nor LFTL had any outputs and did not carry out any revenue-generating activities at the time of the acquisitions. Therefore, they did not meet the definition of a business under ASC 805. These acquisitions were accounted for as asset acquisitions under ASC 805. No goodwill was recognized.

6. Receivables from Customers, Net

As of September 30, 2025 and 2024, receivables from customers consisted of the following balances:

	As of September 30,
	2025	2024
Receivables related to investment brokerage services	$-	$321,734
Receivables related to fintech technology services	598,307	1,342,330
Total receivables from customers, gross	598,307	1,664,064
Less: Allowance for expected credit loss	(3,758)	(21,410)
Receivables from customers, net	$594,549	$1,642,654

The movement of allowance for expected credit loss is as follow:

	As of September 30,
	2025	2024
Balance at beginning of the year	$21,410	$-
(Reversal of) provision for expected credit loss	(17,592)	21,410
Foreign exchange difference	(60)	-
Balance at end of the year	$3,758	$21,410

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

7. ROU Assets and Operating Lease Liabilities

As of September 30, 2025 and 2024, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Macau Square, Macau	1 year and 10 months from January 1, 2023 to October 31, 2024
Office at Macau Square, Macau	2 years from November 1, 2024 to October 31, 2026

(a)	Amounts recognized in the consolidated balance sheet:

	As of September 30,
	2025	2024

ROU assets	$69,284	$6,720

Operating lease liabilities
Current	67,537	6,890
Non-current	5,708	-
	$73,245	$6,890

Weighted average remaining lease terms (in years)	1.08	0.08

(b)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of September 30, 2025:

For the year ended September 30, 2026	$74,210

Total future lease payments	$74,210
Less: imputed interest	(965)

Present value of lease obligations	$73,245

The discount rate used to determine the operating lease liabilities as of September 30, 2025 and 2024 was 2.63% and 2.88%, respectively.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

8. Office Equipment, Net

As of September 30, 2025 and 2024, office equipment, net, consisted of the following:

	As of September 30,
	2025	2024

Office equipment, gross	$5,456	$5,465
Less: accumulated depreciation	(3,424)	(1,954)
Office equipment, net	$2,032	$3,511

Depreciation expense was $1,471, $1,468 and $474 for the years ended September 30, 2025, 2024 and 2023, respectively.

9. Intangible Assets, Net

As of September 30, 2025 and 2024, intangible assets, net, consisted of the following:

	As of September 30,
	2025	2024

Intangible assets, gross	$1,368,417	$1,158,243
Less: accumulated amortization	(467,382)	(64,347)
Intangible assets, net	$901,035	$1,093,896

The Company acquired a fintech solution from a third-party vendor in August 2024 for $1,158,243 (equivalent to MOP 9,270,000). This solution is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to its customers. Upon acquisition, the vendor transferred full ownership and all related rights of the fintech solution to the Company.

The Company acquired a blockchain system from a third-party vendor in July 2025 for $212,008 (equivalent to MOP 1,699,500). This system is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to its customers. Upon acquisition, the vendor transferred full ownership and all related rights of the blockchain system to the Company.

During the year, the Company entered into a contract to upgrade the existing algorithmic and big data models. The total contract sum amounted to US$192,735 (equivalent to MOP 1,545,000). As at September 30, 2025, the Company had paid deposits of US$141,339 (equivalent to MOP 1,133,000), which were recorded as deposits under current assets. The remaining contractual commitments in respect of this upgrade amounted to US$51,396 (equivalent to MOP 412,000) as at year end. The deposits will be reclassified to intangible assets when the upgrade is ready and available for its intended use (i.e., placed in service), which is expected to occur in January 2026.

Amortization expense was $402,527, $64,006 and nil for the years ended September 30, 2025, 2024 and 2023, respectively.

The estimated aggregate intangible asset amortization expense for the next three fiscal years is as follows:

As of September 30,	Estimated Amortization Expense
2026	$456,139
2027	391,894
2028	53,002
$901,035

10. Deferred IPO Costs

As of September 30, 2025 and 2024, deferred IPO costs consisted of the following:

	As of September 30,
	2025	2024

Legal fees	$-	$199,559
Accounting fees	-	327,743
Filing Fees	-	6,860
Printing fees	-	7,242
Miscellaneous expenses	-	33,461
Deferred IPO costs	$-	$574,865

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

11. Prepaid Expenses

As of September 30, 2025 and 2024, prepaid expenses, consisted of the following:

	As of September 30,
	2025	2024

Prepaid expenses	$3,856,570	$7,145
Less: amounts classified as non-current assets	(2,881,173)	-
Amounts classified as current assets	$975,397	$7,145

Prepaid expenses mainly comprise prepaid marketing expenses, consultancy fees, and professional fees paid upfront under contracts with terms generally ranging from one to five years. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current.

The estimated aggregate expense for the next five fiscal years is as follows:

As of September 30,	Estimated Expense
2026	$975,397
2027	913,213
2028	771,398
2029	675,411
2030	521,151
$3,856,570

12. Deposits and Other Assets, Net

As of September 30, 2025 and 2024, deposits and other assets, net, consisted of the following:

	As of September 30,
	2025	2024

Third parties
Deposits (1)	$154,188	$16,905
Other receivables	-	52
Total deposits and other assets, gross	154,188	16,957
Less: Allowance for expected credit loss	(1,681)	(39)
Deposits and other assets, net	152,507	16,918

Less: amounts classified as non-current assets	(12,820)	-
Deposits and other assets, current, net	$139,687	$16,918

Related parties
Deposits-a related party, net (2)	$706,694	$-
Less: Allowance for expected credit loss	(1,620)	-
Deposits-a related party, net	$705,074	$-

(1)	Deposits consisted of (i) rental deposits and (ii) deposits for the purchase of intangible assets as disclosed in Note 9.

(2)	Deposits to a related party represent a good faith deposit paid pursuant to the acquisition intention agreement for a target company. The deposit is creditable toward the total purchase price upon consummation of the acquisition. The deposit is subject to customary conditions, including satisfaction of due diligence, and is refundable in whole or in part if the acquisition does not proceed, in accordance with the terms of the agreement. The balances were unsecured and non-interest bearing.

The movement of allowance for expected credit loss is as follow:

	As of September 30,
	2025	2024
Balance at beginning of the year	$39	$14
Provision of expected credit loss	3,257	25
Foreign exchange difference	5	-
Balance at end of the year	$3,301	$39

13. Accrued Expenses and Other Liabilities

As of September 30, 2025 and 2024, accrued expenses and other liabilities consisted of the following:

	As of September 30,
	2025	2024

Consideration payable for the acquisition of intangible assets	$-	$1,158,243
Other indirect tax liabilities	34,046	71,538
Others	128,390	113,380
Accrued expenses and other liabilities	$162,436	$1,343,161

14. Shareholders’ Equity

Ordinary shares

ZGCL Cayman was established under the laws of the Cayman Islands on March 20, 2023. The authorized and outstanding numbers of ordinary shares were 50,000,000 shares and 1 share, with a par value of $0.001 each, at the date of incorporation, respectively.

On April 12, 2023, 49,999 ordinary shares were allotted to the ZGCL Cayman’s shareholders at a par value of $0.001 each for a total consideration of $50. As of September 30, 2024, the total consideration of $50 was fully settled by netting against amounts due to related party.

Subsequently, on August 14, 2023, 9,950,000 ordinary shares were allotted to ZGCL Cayman’s shareholders at a par value of $0.001 each for a total consideration of $9,950. As of September 30, 2024, the total consideration of $9,950 was fully settled by netting against amounts due to related party.

The issuance of these shares is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Further, on September 15, 2023, 75,259 ordinary shares were allotted to ZGCL Cayman’s shareholders at a par value of $0.001 each for a total consideration of $466,138. Out of the total consideration of $466,138, $274,575 and $191,563 was settled by netting against amounts due to a related party as of September 30, 2023 and September 30, 2024, respectively.

On March 28, 2024, 8,580 ordinary shares were allotted to ZGCL Cayman’s shareholders at a par value of $0.001 each for a total consideration of $63,909. As of September 30, 2024, the total consideration of $63,909 was fully settled by netting against amounts due to related party.

The share allotments of 83,839 ordinary shares in total to ZGCL Cayman’s shareholders on September 15, 2023 and March 28, 2024 were treated prospectively and only recognized on the issuance dates by the Company.

On September 9, 2025, the Company completed its initial public offering on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM”. On September 10, 2025, the Company closed its initial public offering and excluded the over-allotment option, received gross proceeds of $6,000,000 from the offering before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses.

On September 9, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024 amounted to $574,865, together with other IPO costs incurred during the year ended September 30, 2025, totaling $1,761,417, were offset against the gross proceeds of the IPO and recorded as a reduction of additional paid-in capital.

As of September 30, 2025, a total of 11,583,839 ordinary shares of par value $0.001 each were issued and outstanding.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

15. Income Taxes

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gains under this jurisdiction.

Macau

ZGCL Macau, LICCL, LMSL, and LFTL are incorporated in Macau and are subject to complementary tax (the equivalent of what is known as “income tax” in other jurisdictions) on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Macau complementary tax regulations.

Under Macau Complementary Tax Regulations, taxpayers are classified into one of two groups as follows:

Group A taxpayers refer to the following enterprises:

1. All companies with full set of accounting records which are signed and verified by certified public accountants or accountants;

2. Public companies, partnerships limited by shares, business entities whose capital is not less than MOP 1,000,000 or the average taxable profit in the last three consecutive years exceeds MOP 1,000,000;

3. Any companies being the ultimate parent entity;

4. Those who choose to be a group A taxpayer.

ZGCL Macau and LFTL fall into group A taxpayers, effective from January 1, 2024.

Group B taxpayers refer to enterprises which do not fall into group A taxpayers.

LICCL and LMSL fall into group B taxpayers whilst ZGCL Macau and LFTL were group B taxpayers prior to January 1, 2024.

The difference between group A and B taxpayers are as follows:

1.	Under Macau Complementary Tax Regulations, group A taxpayers are permitted to carry forward losses from any financial year to offset taxable income in subsequent years, up to a maximum of three years, based on the taxpayer’s choice. However, this provision does not apply to group B taxpayers, who are not allowed to carry forward losses to offset taxable income in future years.

2.	The assessable profits of group A taxpayers are determined based on actual accounting income, after making the necessary tax adjustments. In contrast, the assessable profits of group B taxpayers are assessed on a deemed basis if the reported income falls below the internal parameters set by the Macau Finance Bureau for taxpayers in similar industries.

For the years ended September 30, 2025, and 2024, Macau complementary tax was calculated at a statutory rate of 12%, with taxable profits below MOP 600,000 exempt from tax, regardless of whether the taxpayers were classified as group A or group B taxpayers.

PRC

Based on the tax rules currently in effect in the PRC, a 10% withholding income tax is imposed on PRC sourced income derived by non-resident enterprises without establishments in the PRC. Accordingly, the fintech services fees income generated by the Company from its PRC customers is subject to the PRC withholding tax at a rate of 10%. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” the 10% withholding tax paid in the PRC can be credited against the Company’s Macau complementary tax liability on the same income.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Years Ended September 30,
	2025	2024	2023

Current taxes
Macau–over-provision in prior year	$(19,103)	$(29,842)	$-
Macau–provision for current year	-	19,060	48,851
PRC	309,649	192,840	-
Deferred taxes	(1,412)	92	(59)
Income tax expenses	$289,134	$182,150	$48,792

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

15. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense computed at Macau statutory tax rate of 12% and the Company’s reported income tax expense is shown in the following table:

	For the Years Ended September 30,
	2025	2024	2023

Income before income taxes	$1,290,469	$980,866	$468,350
Applicable income tax rate	12%	12%	12%
Income tax expense at applicable income tax rate	$154,856	$117,704	$56,202
Non-deductible expenses	12,804	26,340	5,977
Tax effect of overseas withholding tax (1)	34,827	71,070	-
Over-provision in prior years (2)	(19,103)	(29,842)	-
Change in valuation allowance	106,950	9,187	-
Tax effect of tax allowance	(1,200)	(12,309)	(13,387)
Income tax expense	$289,134	$182,150	$48,792

(1)	The tax effect of overseas withholding tax results in a higher effective tax rate compared to the local statutory tax rate in Macau. This difference arises because the withholding tax is applied to the gross income, while the local statutory tax rate is applied to the net income after deducting relevant expenses.

(2)	The over-provision in prior years mainly resulted from a different tax period of a subsidiary. Losses recognized by the subsidiary subsequent to the Company’s reporting year were used to offset the profit generated by the subsidiary in its tax year, reducing the actual tax amount incurred.

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023

Applicable income tax rate	12.0%	12.0%	12.0%
Tax effect on non-deductible expense	1.0%	2.7%	1.3%
Tax effect on overseas withholding tax	2.7%	7.2%	-%
Tax effect on over-provision in prior years	(1.5)%	(3.0)%	-%
Tax effect on change in valuation allowance	8.3%	0.9%	-%
Tax effect on tax allowance	(0.1)%	(1.2)%	(2.9)%
Effective tax rate	22.4%	18.6%	10.4%

None of the Company’s entities are currently under examination by an income tax authority, including those in the Cayman Islands or Macau, nor have they been notified that an examination is contemplated. Under Macau complementary tax regulations, there is no time bar on statutory examinations to be carried out by the Macau tax authority, and all income tax returns of the Company’s entities in Macau remain open for the examination.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

15. Income Taxes (Continued)

Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	As of September 30,
	2025		2024
Deferred tax assets:	$		$
Operating lease liabilities		8,789		827
Depreciation and amortization		959		-
Net operating loss carryforward		116,333		9,236
Less: valuation allowances		(116,333)		(9,236)
Total deferred tax assets		9,748		827

Deferred tax liabilities:
ROU assets		(8,314)		(807)
Total deferred tax liabilities		(8,314)		(807)

Deferred tax assets, net		$1,434		$20

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory tax rates of 12%, were applied when calculating deferred tax assets.

As of September 30, 2025 and 2024, the Company had net operating loss carryforwards of $969,444 and $76,967, respectively, which arose from the subsidiaries established in Macau and may be carried forward to offset taxable income in subsequent years, up to a maximum of three years, subject to the Company’s election and subject to review and assessment by the Macau tax authority.

Due to the successive years of tax losses recognized by the Macau subsidiaries, together with the uncertainty regarding the acceptance and utilization of the net operating loss carryforwards upon examination by the Macau tax authority, the Company is uncertain as to whether and when these net operating losses can be utilized. Accordingly, the Company provided a 100% valuation allowance against deferred tax assets related to net operating losses of $116,333 and $9,236 as of September 30, 2025 and 2024, respectively. The Company had no unrecognized tax benefits as of September 30, 2025 and 2024.

Movement of the Company’s valuation allowance against deferred tax assets is as follows:

	2025	2024

Balance at October 1	$9,236	$-
Increase recognized in the income statement	106,950	9,187
Foreign exchange difference	147	49
Balance at September 30	$116,333	$9,236

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

16. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Ng Wai Ian	A controlling party of the Company
Sou Weng Seng	A controlling party of the Company
Chan Kong Pan	The Chief Strategy Officer of the Company
Ieong Fong Hang	The Chief Financial Officer of the Company
Ione Group Company Limited	A shareholder of the Company
Bay Area Macau Industrial Investment Company Limited	Under significant influence of Chan Kong Pan, the Chief Strategy Officer of the Company
Fortunewell Investment Management Company Limited	Controlled by Ng Wai Ian and Ieong Fong Hang, controlling parties of the Company
Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	Under significant influence of Ng Wai Ian, a controlling party of the Company
ZentoAI Company Limited	Controlled by Ng Wai Ian, a controlling party of the Company

b. Transactions with related parties

			For the Years Ended September 30,
Name		Nature	2025	2024	2023
Ione Group Company Limited	(1)	Administrative services fees	$50,446	$67,113	$66,937

Bay Area Macau Industrial Investment Company Limited	(2)	Project research fees	$-	$-	$63,838

Fortunewell Investment Management Company Limited	(3)	Professional fees	$23,817	$-	$-

Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(4)	Interest expenses	$558	$-	$-

Ng Wai Ian	(5)	Compensation and benefits	$47,831	$47,725	$11,900
Sou Weng Seng	(5)	Compensation and benefits	47,083	46,979	11,714
Chan Kong Pan	(5)	Compensation and benefits	41,619	41,759	41,650
Ieong Fong Hang	(5)	Compensation and benefits	47,532	47,426	11,826
			$184,065	$183,889	$77,090

(1)	The amounts for the years ended September 30, 2025, 2024 and 2023 represented fees from administrative services rendered.
(2)	The amounts for the years ended September 30, 2023 represented fees from project research services rendered.
(3)	The amounts for the years ended September 30, 2025 represented professional fees paid.
(4)	The amounts for the years ended September 30, 2025 represented interest expense for the amounts due to a related party
(5)	The amounts for the years ended September 30, 2025, 2024 and 2023 represented salaries paid.

c. Balance with related parties, gross

			As of September 30,
Name		Nature	2025	2024
Ione Group Company Limited	(1)	Amounts due to related parties	$-	$369,050

Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(2)	Amounts due to related parties	$133,871	$-
Ieong Fong Hang	(3)	Amounts due to related parties	3,974	-
			$137,845	$-

ZentoAI Company Limited	(4)	Deposits	$706,694	$-

(1)	The balances as of September 30, 2024 represented advances from the shareholder for operational purposes. The balances were unsecured, non-interest bearing, and repayable on demand.
(2)	The balances as of September 30, 2025 represented advances from the related party for operational purposes and related accrued interest. The balances were unsecured, interest bearing at 3.5% p.a., and repayable before August 11, 2026. Related interest expense was $558, nil and nil for the years ended September 30, 2025, 2024 and 2023, respectively.
(3)	The balances as of September 30, 2025 represented amounts payable to a related party in respect of expenses paid on behalf of the Company.
(4)	The balances as of September 30, 2025 represented good faith deposit paid to a related party for the acquisition of a target company.

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

17. Commitments and Contingencies

Commitments

As of September 30, 2025 and 2024, the Company had neither significant financial nor capital commitments, other than lease commitments as disclosed in Note 7 and capital commitments as disclosed in Note 9.

Contingencies

As of September 30, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings. From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s consolidated financial performance or cash flows; however, an unfavorable outcome could have a material adverse effect on the Company’s results of operations.

18. Segment information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Although the CODM reviews results analyzed by the type of services the Company provides, this analysis is only presented at the revenue level with no allocation of direct and indirect costs. The Company carries out all its business activities and operations in Macau. All transactions are concluded and completed in Macau with similar terms and conditions. Internally, the Company reports costs and expenses at a consolidated level for management decision-making and assessment. Based on management’s assessment, the Company determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Company’s revenue is derived in the Macau and PRC with all operations being carried out in Macau, no geographical segment is presented. The Company concludes that it has only one reportable segment.

The CODM of the Company primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Years Ended September 30,
	2025	2024	2023
Revenue	$3,163,432	$2,030,855	$863,228
Expenses	(1,872,963)	(1,049,989)	(394,878)
Income tax expenses	(289,134)	(182,150)	(48,792)
Net profit of single operating segment	$1,001,335	$798,716	$419,558

Zenta Group Company Limited

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

19. Subsequent Events

On October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses. As of such date, the Company had an aggregate of 11,808,839 ordinary shares issued and outstanding, with a par value of US$0.001 per share.

On December 19, 2025, the shareholders of the Company approved, by ordinary resolution, an increase and reclassification of the Company’s authorized share capital. The Company’s authorized share capital was increased from US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 per share to US$1,020,000 divided into 1,020,000,000 ordinary shares with a par value of US$0.001 per share. Following the increase, the authorized share capital was re designated into (i) 1,000,000,000 Class A ordinary shares and (ii) 20,000,000 Class B ordinary shares, each with a par value of US$0.001 per share. In connection with the share capital reorganization, (i) all issued and authorized ordinary shares other than 6,367,680 ordinary shares held by Ng Wai Ian and affiliates were re designated as Class A ordinary shares carrying one (1) vote per share, and (ii) the 6,367,680 ordinary shares held by Ng Wai Ian and affiliates were re designated as Class B ordinary shares carrying fifty (50) votes per share. All remaining authorized but unissued ordinary shares were re designated, on a one for one basis, into 994,558,841 Class A ordinary shares and 13,632,320 Class B ordinary shares. As of the date these consolidated financial statements were issued, the Company had 5,441,159 Class A ordinary shares and 6,367,680 Class B ordinary shares issued and outstanding. The Company evaluated these matters as non-recognized subsequent events. Accordingly, no adjustments have been made to the accompanying consolidated financial statements, and the effects of the share capital reorganization will be reflected prospectively from the effective date of the reorganization.

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. Other than the subsequent events described above, no further subsequent events were identified.

